TECHNICAL REPORT
On The
RAILROAD AND PINION PROJECTS
Elko County, Nevada USA



Prepared For: Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings Street
Vancouver, BC V6C 1B4 Canada

Prepared By: Steven R. Koehler, BSc., QP, CPG #10216
Gold Standard Ventures Corp.
2135 Industrial Way
Elko, NV 89801 USA

And

Michael B. Dufresne, M.Sc., P.Geol.
Andrew Turner, B.Sc., P.Geol.
APEX Geoscience Ltd.
Suite 200, 9797-45th Ave.
Edmonton, Alberta, Canada T6E 5V8

Effective Date: March 31, 2014

Table of Contents

Figures

Tables

Appendices

1.0 SUMMARY

Gold Standard Ventures Corp.'s ("Gold Standard" or the "Company" or "GSV") Railroad and Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. More than 40 separate gold deposits have been delineated along the Carlin Trend where past production, reserves and resources exceeds 100 million ounces of gold (Teal and Jackson, 1997). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits.

Gold Standard controls a significant and largely contiguous land position of about 28,553 gross acres (11,555 hectares) in Elko County, Nevada referred to as the Railroad and Pinion Project. In January 2014, Gold Standard initiated an update to the most recent Technical Report on the Railroad Project by D. R. Shaddrick completed May 29th, 2012 (Shaddrick, 2012). This report is intended to summarize recent work from mid 2012 through March, 2014 at the Railroad Project including drilling, and other exploration activities, which has been the focus of ongoing exploration work by GSV since 2010. Recently (see GSV News Release dated March 5th, 2014), GSV acquired the Pinion Gold Project from Scorpio Gold Corporation ("Scorpio"). The Pinion Project is located immediately south of, and is contiguous with, the Railroad Project. No exploration has yet been completed at the Pinion Project by Gold Standard and thus this report provides only a summary of historic exploration activities at Pinion and a recent property visit by two of the co-authors of the Technical Report.

The Railroad and Pinion Project are in the Piñon Range in the Railroad Mining District of northeastern Nevada. The Project consists of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres (5,904 hectares) that are owned 100 percent (%) as patented or unpatented lode claims, and a further 13,965 gross acres (5,651 hectares) in subsurface mineral rights for private lands. The private land ownership ranges from 48.5% to 100% yielding a net position of 11,444 acres (4,631 hectares) of subsurface mineral rights for the private lands within the Railroad Pinion Project Area. The Company is pursuing the minority interest in the key private land parcels. The subsurface minerals rights for the private lands are held under contractual arrangement via 'Surface Use Agreement with Conditional Purchase Option', 'Mining Lease and Agreement', and 'Mineral Lease Agreement' contracts.

The Railroad Mining District was intermittently active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960's. Modern exploration began in the late 1960's. Since that time fifteen companies have preceded GSV with district-wide exploration; completing fairly extensive surface mapping, geochemical sampling and drilling including at the Railroad Project the collection of 3,508 rock samples, 6,260 soil samples and the completion of 382 drill holes, (Hunsaker, 2010, 2012a,b; Shaddrick, 2012).

Gold Standard's aggressive and on-going, geologic model-driven exploration programs at the Railroad Project since 2010 has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014).

The exploration program has followed and expanded upon the recommendations and budgets described in a Technical Report dated February 15, 2012 (Hunsaker, 2012a) and an amended Technical Report on April 18, 2012 (Hunsaker, 2012b) (collectively the "Hunsaker Reports"); and the most recent Technical

Report entitled "Technical Report on the Railroad Project Elko County, Nevada" authored by D. R. Shaddrick (May 29th, 2012) ("the Shaddrick Report"). Since mid-2012, Gold Standard has completed drilling in 65 holes for a total of 34,772 m (114,082 feet); completed 46.4 line kilometers (28.8 line miles) of Controlled Source Audio-Frequency Magnetotelluric (CSAMT) surveys; collected 578 gravity readings; collected 2,295 rock geochemical samples; and completed the acquisition of additional lands. Geological mapping, data compilation and interpretation along with other geological activities are in progress.

Thirteen target areas have been identified by Gold Standard for additional exploration. The targets are focused on gold, but also include silver, copper, lead and zinc. Eight of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

Since mid 2012, an aggressive drilling campaign has been an ongoing focus of the Gold Standard exploration program. Significant gold, silver and base metal mineralization has been intersected in holes from a variety of target areas on the Railroad Project. Select drill hole results by target area are summarized in Tables 1.1,1. 2 and 1.3 below:

Table 1.1: Significant drill hole intercepts – North Bullion Target.

Hole ID	From m	To m	Length m	From ft	To ft	Length ft	Au oz/st	Au ppm
RR12-04	275.0	304.8	29.8	902	1000	98	0.058	1.99
RR12-07	163.4	189.6	26.2	536	622	86	0.061	2.09
	276.1	321.9	45.8	906	1056	150	0.014	0.48
RR12-10	218.0	342.1	124.1	715	1122	407	0.118	4.05
including	218.0	261.3	43.3	715	857	142	0.220	7.54
including	233.8	250.3	16.5	767	821	54	0.440	15.09
	422.9	556.4	133.5	1387	1825	438	0.013	0.45
RR12-11	195.4	201.2	5.8	641	660	19	0.100	3.43
RR12-13	105.8	119.8	14	347	393	46	0.026	0.89
	238.7	262.2	23.5	783	860	77	0.015	0.51
	277.1	330.2	53.1	909	1083	174	0.020	0.69
RR12-15	64.6	93.3	28.7	212	306	94	0.012	0.41
	134.4	157.6	23.2	441	517	76	0.016	0.55
RR12-18	275.3	316.2	40.9	903	1037	134	0.023	0.79
RR12-24	281.4	321.6	40.2	923	1055	132	0.039	1.34
including	306.4	321.6	15.2	1005	1055	50	0.072	2.47
RR12-27	151.2	168.0	16.8	496	551	55	0.057	1.95
RR13-01	581.7	602.1	20.4	1908	1975	67	0.031	1.06
RR13-02	226.5	233.8	7.3	743	767	24	0.013	0.45
	296.6	375.0	78.4	973	1230	257	0.027	0.93
including	304.9	311.9	7	1000	1023	23	0.066	2.26
RR13-03	189.3	200.0	10.7	621	656	35	0.044	1.51
	307.6	337.8	30.2	1009	1108	99	0.021	0.72
RR13-04	150.0	160.1	10.1	492	525	33	0.019	0.65
	285.6	354.2	68.6	937	1162	225	0.013	0.45
including	287.9	294.7	6.8	944.5	967	22.5	0.062	2.13
	361.8	428.7	66.9	1187	1406.5	219.5	0.025	0.86
RR13-05	155.8	176.2	20.4	511	578	67	0.028	0.96

	239.9	249.0	9.1	782	817	35	0.068	2.33
including	242.4	247.6	5.2	795	812	17	0.117	4.01
	256.6	368.8	112.2	842	1210	368	0.016	0.55
RR13-06	211.0	233.1	22.1	692	764.5	72.5	0.059	2.02
	301.2	322.2	21	988	1057	69	0.020	0.69
	336.0	394.2	58.2	1102	1293	191	0.015	0.51
RR13-07	236.2	365.2	129	775	1198	423	0.026	0.89
including	273.5	286.6	13.1	897	940	43	0.064	2.19
including	343.6	357.9	14.3	1127	1174	47	0.055	1.89
RR13-08	192.1	200.0	7.9	630	656	26	0.110	3.77
including	195.1	200.0	4.9	640	656	16	0.164	5.62
	205.3	230.8	25.5	673.5	757	83.5	0.055	1.89
	303.6	377.1	73.5	996	1237	241	0.107	3.67
including	336.9	344.5	7.6	1105	1130	25	0.352	12.07
including	352.1	364.3	12.2	1155	1195	40	0.202	6.93
	384.1	416.1	32	1260	1365	105	0.029	0.99
including	389.0	396.9	7.9	1276	1302	26	0.091	3.12
RR13-09	248.8	254.1	5.3	816	833.5	17.5	0.047	1.61
	270.1	372.2	102.1	886	1221	335	0.025	0.86
	389.6	429.7	40.1	1278	1409.5	131.5	0.013	0.45
including	290.9	311.3	20.4	954	1021	67	0.050	1.71
including	342.4	353.7	11.3	1123	1160	37	0.049	1.68
RR13-10	209.1	244.2	35.1	686	801	115	0.053	1.82
including	224.7	230.8	6.1	737	757	20	0.185	6.34
	299.7	370.4	70.7	983	1215	232	0.016	0.55
RR13-11	313.4	411.6	98.2	1028	1350	322	0.095	3.26
including	322.2	327.4	5.2	1057	1074	17	0.147	5.04
including	354.2	371.3	17.1	1162	1218	56	0.291	9.98
RR13-12	339.6	431.4	91.8	1114	1415	301	0.031	1.06
including	366.7	380.3	13.6	1203	1247.5	44.5	0.117	4.01
RR13-14	294.7	325.3	30.6	966.5	1067	100.5	0.036	1.23
including	297.9	307.5	9.6	977	1008.5	31.5	0.072	2.47
	337.5	377.4	39.9	1107	1238	131	0.019	0.65

Table 1.2: Significant drill hole intercepts – Bald Mountain Target.

Hole ID	From m	To m	Length m	From ft	To ft	Length ft	Au oz/st	Au ppm	Cu %
RRB13-01	206.4	262.5	56.1	677	861	184	0.043	1.47	
Including	212.6	219.9	7.3	697.5	721.5	24	0.165	5.66	
	260.9	296.0	35.1	856	971	115			0.31

Table 1.3: Significant drill hole intercepts – Central Bullion Target.

Hole ID	From m	To m	Length m	From ft	To ft	Lengt h ft	Ag oz/st	Ag ppm	Cu %	Pb %	Zn %
RRB12-01	0	4.9	4.9	0	16	16	4.36	149.5			
	0	15.7	15.7	0	51.5	51.5			0.34	0.78	1.73
RRB12-02	31.7	32.9	1.2	104	108	4	6.15	210.9			
	202.1	205.8	3.7	663	675	12	1.30	44.6			
	285.1	287.4	2.3	935	942.5	7.5	6.16	211.2			
RRB12-03	6.1	82.3	76.2	20	270	250	1.28	43.9	0.25		
including	13.7	33.5	19.8	45	110	65	3.06	104.9	0.80	1.08	0.79

	278.4	335.4	57	913	1100	187	1.70	58.3	0.78		
including	278.4	291.8	13.4	913	957	44	6.42	220.1	2.48	0.31	
	360.4	368.5	8.1	1182	1208	26	0.63	21.6	0.78		0.83
	393.3	406.1	12.8	1290	1332	42	0.67	23.0	0.52		0.56
RRB13-02	91.8	98.5	6.7	301	323	22	0.54	18.5	0.30		0.25
	123.3	127.7	4.4	404.5	419	14.5	1.73	59.3	0.29	0.22	0.64
	189.6	196.3	6.7	622	644	22	6.71	230.1	0.75	0.24	0.23
RRB13-03	22.6	43.0	20.4	74	141	67			0.42		

Drill results during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion Target, and identified new mineralized zones at the Bald Mountain and Central Bullion targets. Drilling at North Bullion has been focused on expanding a zone of gold mineralization within the "lower collapse breccia" where sufficient data now exists to warrant an initial mineral resource estimate. Continued drilling on the Bald Mountain and Central Bullion Targets is also warranted based on early-stage drill results. Early-stage results from other target areas indicate that additional geologic work and drilling is also warranted on the Railroad Project

In January, 2014, Gold Standard announced that it entered into an agreement with Scorpio to acquire the remaining portion of the highly prospective Pinion Project area which is contiguous to the south end of the Company's Railroad Gold Project. The acquisition of the remaining percentages of Scorpio's Pinion land position, where GSV previously held a minority interest, completes the Company's efforts to consolidate the mineral rights for the greater Railroad District under a single operator.

The acquisition of the Pinion Deposit and surrounding area represents an important near surface exploration target. Although Gold Standard has not conducted any exploration at the Pinion Target to date, a significant amount of historic exploration has been conducted at the target and the acquisition comes with a historic drill hole database of over 385 RC and core holes and a number of non-43-101 compliant historic mineral resource estimates. The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont's currently producing Emigrant Mine located about 10 miles (16 kilometers) to the north. The Pinion Gold Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts Gold Standard's North Bullion discovery at the Railroad Project. Similar to the Emigrant Deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the Mississippian Webb Formation siltstone-mudstone contact with the underlying Devonian Devils Gate Formation limestone. Based upon a detailed review of the Pinion drill hole database, the Pinion Deposit has grade similar in tenor to that of Newmont's Emigrant deposit, along with significant amounts of silver. The Pinion Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The authors are of the opinion that the drill hole spacing, the overall density of drilling and the continuity of intersected gold mineralization for the Pinion Deposit is sufficient to conduct an NI 43-101 mineral resource estimate with the recovery of certain original drill hole data and further validation and confidence in the drill hole database.

The acquisition of the Pinion deposit and surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. Railroad – Pinion area is the last of these windows to be explored and potentially developed.

Gold Standard's Railroad - Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sediment-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated with past production, reserves and resources exceeding 100 million ounces of gold (Teal and Jackson, 1997). The project area covers a significant portion of the

southernmost structural window within the Carlin Trend that exposes prospective Paleozoic units that host mineralization elsewhere in the district. Historic work and exploration conducted by Gold Standard since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project. In addition, Gold Standard has recently increased its ownership of the Pinion Project, which adjoins the southern boundary of the Railroad Project and hosts a significant zone of Carlin-type gold mineralization at the Pinion Target. As a result of all of these factors, it is the opinion of the authors of this Technical Report that the Railroad - Pinion Project warrants significant exploration work at a number of target areas.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Central Bullion target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad Fault, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is recommended. Geological modeling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modeling exercise may assist target definition for the proposed in-fill and step-out drilling at North Bullion.

At the Pinion Project area, drilling is recommended in order to confirm and potentially expand upon the results of historical drilling at the Pinion Target. Drill testing of the Dark Star prospect and structural trend is also recommended. Additional metallurgical test work is recommended for the Pinion Target, along with a more thorough evaluation of density associated with certain lithologies and gold mineralization. This work should be performed on materials resulting from the recommended drill program as well as on archived drill core recently acquired by Gold Standard. Data compilation, geological modeling and resource estimation in conjunction with the establishment of accurate survey control is warranted at this time and is recommended for the Pinion and Dark Star targets, the results of which may be used to guide the recommended drilling. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the JR Butte-Papoose trend located west of the Pinion prospect.

At present, ground geophysical surveys are somewhat discontinuous. Given the effectiveness of detailed magnetic and electromagnetic techniques in identifying structures that may be associated with gold mineralization on the property and the recent expansion of the Project area, it is recommended that Gold Standard consider conducting a detailed magnetic and, possibly, an electromagnetic airborne geophysical survey over the entire project area in order to assist with the delineation of structural targets.

The authors recommend a total of 156,000 feet (47,550 m) of a combination of RC and core drilling at a variety of targets across Gold Standard's Railroad – Pinion Project area for a total cost of $14,175,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further density and metallurgical test work along with geological modeling leading to resource estimation and preliminary engineering and environmental studies. The estimated cost to conduct these studies is $1,075,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of $16,775,000.

2.0 INTRODUCTION

2.1 General

Gold Standard Ventures Corp. (Gold Standard or "GSV") is a Vancouver-based mineral exploration Company, listed on the Toronto Venture Exchange (TSX.V:GSV) in Canada and on the New York Stock exchange (NYSE MKT:GSV) in the United States.

The Company controls a significant and largely contiguous land position of about 28,553 acres (11,555 hectares) in Elko County, Nevada ("NV") referred to as the Railroad and Pinion Projects displayed on Figure 2.1 ("Railroad", "Pinion" or the "Project"). This report is intended to summarize recent work from mid 2012 through March, 2014 at the Railroad Project, which has been the focus of ongoing exploration work by GSV since 2010. Recently (see GSV News Release dated March 5th, 2014 and the Property section of this report), GSV acquired the Pinion Gold Project from Scorpio Gold Corporation ("Scorpio"). The Pinion Project is located immediately south of, and is contiguous with, the Railroad Project (Figure 2.1). No exploration has yet been completed at the Pinion Project by Gold Standard and thus this report provides only a summary of historical exploration activities at Pinion.

The Railroad Project is being explored on an ongoing basis by GSV through the execution of a systematic, geologic model-driven and aggressive exploration program that includes geological mapping, geochemical and geophysical surveying and drilling. This Technical Report is intended as an update to previous reports completed on the Railroad Project including reports by Hunsaker (2010 and 2012a,b) and Shaddrick (2012), which are available for download on the SEDAR website (www.sedar.com).

The combined Railroad – Pinion Project is considered an early to intermediate stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend. More than 40 separate gold deposits have been delineated along the Carlin Trend where past production, reserves and resources exceed 100 million ounces of gold (Teal and Jackson, 1997). The Railroad – Pinion Property does not contain any NI 43-101 compliant mineral resources. However, historic and current exploration in the Railroad – Pinion Project area demonstrates that it is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

2.2 Terms of Reference

In January 2014, Gold Standard initiated an update to the most recent Technical Report on the Railroad Project by D. R. Shaddrick completed on May 29, 2012 (Shaddrick, 2012) to accompany and summarize the latest results from drilling, and other exploration activities, completed on the project from mid 2012 to March, 2014. The primary author of this report, Steven R. Koehler, B.Sc., CPG and a Qualified Person for Gold Standard, has conducted work and visited the Project on a continuous basis from March 2012 through March 2014. Mr. Koehler is responsible for the technical content of all sections of this technical report. The Gold Standard technical team has been instrumental in expanding upon the work, results, conclusions and recommendations summarized in the Hunsaker (2010, 2012a,b) and Shaddrick (2012) reports. Data required for the execution of this report was obtained from Gold Standard in paper and digital format. This included all previous technical reports, exploration data and all modern and historical surface exploration and drilling data. These and other sources of information are documented in the references section.

The co-authors of this report, Mr. Michael B. Dufresne, M.Sc., P.Geol. and Mr. Andrew Turner, B.Sc., P.Geol., are independent geologists and principals with the consulting firm APEX Geoscience Ltd., of Edmonton, Alberta, Canada ("APEX") and are Qualified Persons. APEX had been retained in early 2013 by Scorpio Gold Corporation (Scorpio) to complete a Technical Report on the Pinion Project that was

Figure 2.1: Project Location Map.


Carlin Mine
Gold Quarry Mine
Carlin
Carlin Trend
Rain Mine
Emigrant Deposit
Railroad Project
Carlin Trend
Pinion Project
RAILROAD PROJECT
NEVADA
PROPERTY LOCATION
GSV Railroad & Pinion Projects, Location Map
Mineral Interests
Scale 1:250,000
MILES
GSV Gold Standard
Railroad Project Area
RailRoad_2014_N27Z11M.dwg
March 25, 2014

recently acquired by GSV. The report was never completed but a field visit was performed. Gold Standard retained Mr. Dufresne and Mr. Turner in February, 2014 to assist in completing this Technical Report. Mr. Dufresne and Mr. Turner have not had any prior involvement in the Railroad Project but have conducted a field visit to the Pinion Project (May 1-2, 2013) and have reviewed historical data and reports and have made contributions, pertaining specifically to the Pinion Project, to sections 1, 2, 4, 6, 7, 8, 9, 12, 13, 14, 17 and 18 of this report.

The Technical Report is a compilation of proprietary and publicly available information. The authors, in writing this Report, used sources of information from previous explorers which appear to have been completed in a manner consistent with normal exploration practices and hence they have no reason not to rely on such historic data and information as listed in the 'References' section based upon the exploration conducted by Gold Standard to date and the property visits by the authors. A large portion of the background information for prior exploration and geology comes from work performed on and in the vicinity of the property by a number of companies and detailed by Hunsaker (2010, 2012a,b) and Shaddrick (2012). The supporting documents which were used as background information are referenced in the 'History', 'Geological Setting and Mineralization', 'Deposit Types', 'Adjacent Properties' and 'References' sections. The authors based upon their property visits and work performed on the property to date believe that work performed by others described in reports listed in the References section and in the Appendices of this report are substantially accurate and complete.

2.3 Units of Measure

Units of measure along with used imperial to metric conversions are provided in Appendix 1. Assay and analytical results for precious metals are quoted in parts per million ("ppm"), parts per billion ("ppb"), ounces per ton ("opt"), or ounces gold per short ton ("oz Au/st"), where "ounces" refers to "troy ounces" and a ton or short ton equals 2000lbs. Where ppm (also commonly referred to as grams per metric tonne [g/t]) have been converted to opt or oz Au/st, a conversion factor of 0.02916 was used. Assay and analytical results for base metals are reported in percent ("%"). Temperature readings are reported in degrees Fahrenheit (°F). Lengths are quoted in feet ("ft"), kilometers ("km"), meters ("m") or millimeters ("mm"). All currency descriptions in this document are reported in United States dollars (USD).

3.0 RELIANCE ON OTHER EXPERTS

This report also incorporates and relies on contributions with respect to the details of the surface and subsurface mineral ownership as well as permitting and environmental status from other experts including staff or subcontractors in the employ of Gold Standard. Details of the surface ownership and subsurface mineral ownership have been summarized by Mr. Greg Ekins, who is an independent registered professional landman (RPL#32306) and president of GIS Land Services in Reno, Nevada. Mr. Ekins assisted with the preparation of the summary land description in Appendix 2 and property maps for this report. Mr. Ekins and Gold Standard have relied upon ongoing and recent title opinions prepared by Mr. Jeff Failers and Richard Thompson of the law firm Harris & Thompson in Reno, Nevada and Ms. Tracy Guinand an independent registered professional landman of Tracy Guinand Land, LLC, of Reno, Nevada. The opinions provided on surface ownership and subsurface mineral ownership along with royalty information is current as of the effective date of this report.

Mr. Neil Whitmer, Gold Standard's Manager of Lands, Environmental and Permitting in conjunction with Mr. Walter Martin of JBR Environmental Consultants Inc., of Elko, Nevada, have assisted with and provided much of the background information for section 4.3 "Environmental Liabilities and Permits".

James L. Wright of Wright Geophysics Inc. of Spring Creek, Nevada, is a well-recognized geophysical expert with 40 years of mineral exploration experience, including 25 years of experience in Nevada, and is not a Qualified Person. The authors of this Technical Report have utilized reports prepared by Mr. Wright to prepare portions of the History and Exploration Sections of this report.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Description and Location

The Railroad – Pinion Project straddles the Piñon Range in the Railroad Mining District at the southeast end of the Carlin Trend, a northwest-southeast trending belt of gold mines and deposits in northern Nevada (Figure 2.1). With the recently completed acquisition of the Pinion Property adjoining the southern end of the Company's original Railroad Property (see GSV press release dated March 5, 2014), the company now has effective control of the mineral rights for 28,553 (gross) acres (11,555 hectares) of land in Elko County, Nevada. The Project is located in Elko County in sections 8, 10, 15, 16, 17, 18, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, & 35 (in Township 31N; Range 53E), sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17 and 18 (in Township 30N; Range 53E), sections 24 and 36 (in Township 31N; Range 52E), and section 12 (in Township 30N; Range 52E) as shown in Figure 4.1.

As of March 5, 2014, Gold Standard owns or has an option on the ownership of a total of 14,588 acres (5,904 hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) now covered by the Railroad – Pinion Project Area of Interest as shown in Figure 4.1 and detailed in Appendix 2. Also, included in the project is a total of 13,965 gross acres (5,651 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property, held via 'Surface Use Agreement with Conditional Purchase Option', 'Mining Lease and Agreement', and 'Mineral Lease Agreement' contracts (Figure 4.1). The details of these contracts are beyond the scope of this report, however, further information on these contracts can be provided by the Company. Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 48.5% to 100% as shown in Figure 4.1. Gold Standard's total net interest in the subsurface mineral rights for the private lands totals 11,444 acres (4,631 hectares). The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Patented claims, private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (due annually) as determined by the County. The estimated holding cost for the Patented claims and private lands controlled by Gold Standard is $515,222.00 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of $140 per claim to the Department of Interior, Bureau of Land Management ("BLM") prior to the end of the business day on August 31 every year. A notice of intent to hold also must be filed with the Elko County Recorder on or before November 1 every year along with a filing fee of $10.50 per claim plus a $4.00 fee document charge. The 2013 filing is complete. Gold Standard's estimated maintenance cost for their current package of unpatented lode claims is $128,773.00 per annum.

Gold Standard controls sufficient ground and has sufficient permitting to access the project and continue future exploration programs. Details with respect permitting are provided in section 4.3 "Environmental Liabilities and Permitting". As of the effective date of this report no significant factors or risks were found which would limit their right or ability to perform work on the property.

Figure 4.1: Property Map.


GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
Railroad Pinion Area
1:75,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014
Legend
GSV Mineralized Zone: Name
Railroad Mineralized Zone
Pinion Mineralized Zone
Railroad Pinion Project Outline
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
Type
Canal/Ditch
Drainage
Waterbodies
GSV 100% Mineral Interest
GSV 98.5% to <100% Mineral Interest
GSV 68% to <98.5% Mineral Interest
GSV 48.5% to <68% Mineral Interest
Railroad Project
North Bullion
Railroad
T31N R53E
Pinion Project
Pinion
Dark Star
T30N R53E
580000
585000
590000
4490000
4485000
4480000

4.2 Royalties and Agreements and Terms of Pinion Acquisition

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad – Pinion Project are provided on Figures 4.2a and 4.2b.

Gold Standard holds its subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

- 1% NSR to Aladdin Sweepstake Consolidated Mining Company on the portion of the Project acquired by statutory plan of arrangement.
- 1% NSR to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the Project acquired by statutory plan of arrangement.
- 1½% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group.
- 5% NSR to the owners of the undivided private mineral interests.

There is no current production on the Project.

The following information summarizing the terms of the Company's recently completed acquisition of the adjoining Pinion Project from Scorpio is taken from Gold Standard's press release dated March 5, 2014:

"Upfront consideration for the Acquisition consisted of CDN$6.0 million in cash, paid from the net proceeds of the Company's approximately CDN$11 million marketed private placement closed yesterday and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its Gold Standard shares as recommended by management for a period of two years. In addition, Scorpio is to receive a cash payment of CDN$2.5 million one year from closing (secured by Pinion) and if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares.

Additional cash consideration ranging from CDN$1.5 million to CDN$3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company while it holds its interest in the Pinion property for consideration exceeding CDN$100.0 million. All securities of the Company issued in connection with the Acquisition are subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable trading restrictions in the United States."

4.3 Environmental Liabilities and Permits

The following section discusses land use permitting and other regulatory information specific to the Railroad Project. At this time, having just completed its acquisition, GSV has initiated applications for permits to allow for the execution of exploration activities at the Pinion Project. The authors of this report are not aware of any issues or liabilities that would prevent GSV from obtaining the necessary permits to conduct exploration activities at the Pinion Project.

Figure 4.2a: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty Encumbrances.


North Bullion
Railroad
Railroad Project
Pinion Project
Pinion
Dark Star
Net Smelter Return Royalties
0%
.1 thru 2%
2.1 thru 4%
4.1 thru 5%
Unspecified Royalty or Partial Non GSV Mineral Interests
Railroad & Pinion Project Boundaries
GSV Railroad and Pinion Projects
Net Smelter Royalty Encumbrances
GSV Gold Standard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014

Figure 4.2b: Property Map Summarizing the Railroad – Pinion Net Profit Royalty Encumbrances.


North Bullion
Railroad
Pinion
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E
Net Profit Royalties
GSV Railroad and Pinion Projects
Net Profit Royalty Encumbrances
5% NPI on 50% Not to Exceed 2.5% NPI on 100%
Unspecified NPI Royalty
Railroad & Pinion Project Boundaries
Scale 1:84,000 1" = 7,000'
FEET
GSV Gold Standard Ventures Corp
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014

4.3.1 Railroad Plan of Operations

The Company states that the Plan of Operations ("PoO") for the Railroad Project, as discussed by Hunsaker (2012a,b) and Shaddrick (2012), has been approved by the BLM (Figure 4.3). The approved PoO covers 3,169 acres (2,620 acres of public land and 549 acres of private land; a total of 1,282 ha with 1,060 ha of public land and 222 ha of private land) located in sections 28, 32, 33, and 34, Township 31N, Range 53E and portions of section 3, and most of section 4 in Township 30N, Range 53E (Figure 4.3). Within the area of the PoO, exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 50 acres in phase I and an additional 150 acres in phase II. This PoO provides access to multiple key exploration targets Gold Standard intends to pursue within the railroad Project in the next several years, including the main Railroad target along with certain areas of the Cherry Springs, Bald Mountain, Lee Canyon, Central Bullion and Bullion Fault Corridor targets.

4.3.2 Notice Level

The Company currently has an approved BLM Notice (NVN-92017, Section 22 NOI) for the Railroad Project with a total planned disturbance of approximately 1.73 acres located in Section 22 of Township 31N, Range 53E (Figure 4.3). Section 22 encompasses the North Bullion target and the north to northeast extension of the Bullion Fault Corridor. Although the NOI has been approved, the financial bond of $16,090 has yet to be posted. Additional exploration in other outlying targets, including some in the Pinion Project, can also be addressed under separate Notice Level applications with lead times ranging from two to four week required to complete the applications and for the BLM to grant approval.

4.3.3 Private Land Disturbance

The Company is currently operating under an Interim Reclamation Permit issued by the State of Nevada for disturbance greater than five (5) acres on private land (Figure 4.4). The Company has applied for and is awaiting receipt of a permanent Reclamation Permit allowing for up to thirty nine (39) acres of surface disturbance. The Company has been informed by the State of Nevada that the permit application has been approved and the Company can expect to receive the Reclamation Permit in the very near future. Once received, the proposed reclamation bond for the additional acreage under the Reclamation Permit Application is $39,388.00. Further application will have to be made to incorporate private lands from the Pinion Project in the existing permanent Reclamation Permit or a separate application will be required.

4.3.4 Water Pollution Control Permit

The Company was operating under a Temporary Discharge Permit (TNEV2013446-TR) for Section 27 in Township 31N, Range 53E that expired on January 9, 2014. The Company has submitted an application and is awaiting approval for a Water Pollution Control Permit for the same area anticipated to have a five (5) year duration.

4.3.5 Surface Area Disturbance Permit

The Company is currently in the process to obtain a Surface Area Disturbance Permit (SAD) for Section 27 in Township 31N, Range 53E, but the application has not yet been received by the State of Nevada. The SAD is an air quality permit required for any construction/drilling work that disturbs greater than five (5) acres.

Figure 4.3: Property Map with Railroad Plan of Operations and Section 22 NOI Boundaries.


POO Permit Area
Railroad Project Boundary
Surface and/or Minerals Leased
0
2,500
5,000
Feet

Figure 4.4: Property Map for the Railroad – Pinion Project Showing Surface Ownership.


Railroad & Pinion Project Boundaries
Private Surface with Surface Use Agreements.
Owned or Leased Patented Lode Claims with Surface Rights
BLM administered statutory surface use with located lode claims.
Mineral Lease with undetermined Surface Rights
BLM lode claims, private surface, no surface use agreement.
GSV Railroad and Pinion Projects
Surface Interests
Railroad Project
Pinion Project
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 21, 2014

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Railroad and Pinion Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, and 290 road miles (467 km) east of Reno, Nevada. The projects are located between 8 and 18 miles (13 and 29 km) south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.

Primary access to the Project area is by a series of paved and gravel roads from Elko, Nevada (population 18,300). The Project can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 15 miles (24 km). At Ferdelford Canyon an all-weather, 15 mile-long (24 km) gravel road leads east to the Railroad Project. The Pinion Project area is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. Alternatively, the Project area may also be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road.

At both Projects, historic and/or recently-created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

5.2 Site Topography, Elevation and Vegetation

Northern Nevada is within the Basin and Range physiographic province, an area characterized by flat, lacustrine-gravel-volcaniclastic-volcanic filled valleys bounded by generally north-south trending mountain ranges. The Project area is located within the Piñon Mountains at elevations spanning from 5,800 feet (1770 m) on the north and east sides, to nearly 8,700 feet (2,650 m) above sea level in the central portion of the Project. Lower elevations are typified by gentle, rolling hills with little to no bedrock exposure. Higher elevations are characterized by steeper slopes and cliffs, deeply incised drainages, and an increase in bedrock exposure.

Vegetation consistent with a high desert climate consists of sagebrush, rabbitbrush, cactus, and bunch grass communities. Cottonwood trees are confined to drainage bottoms and near springs. Pinyon pine, juniper, mountain mahogany and aspen trees grow at higher elevations.

5.3 Climate

The project area has a relatively dry, "high desert" climate. Weather records from Newmont's Carlin Mine indicate that from 1966 through 2002, the average January maximum and minimum temperatures were 34.4° and 19.6°F, respectively. July average maximum and minimum temperatures were 83.1° and 58.2°F, respectively. January and July had average precipitation amounts of 1.13 inches and 0.41 inches, while average total precipitation was 12.09 inches (Western Regional Climate Center, 2011). Average annual snowfall for Carlin is approximately 30 inches. Precipitation varies dramatically due to changes in elevation and season.

Rainfall in the region is generally light, infrequent and may be associated with dry lightning between May and October. Moist airflow from the south brings 'monsoon' rains from July through September. A small number of these storms may carry heavy rains that cause localized flooding in creeks and drainages. Snow and spring runoff may locally limit drilling and other geological fieldwork activities between November and April each year.

5.4 Local Resources and Infrastructure

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century. Elko is a full service community that includes housing; motels; food / restaurants; clinics / hospital; a regional airport with daily flights to/from Salt Lake City, Utah; transcontinental interstate highway and railway; local, state and federal government offices; skilled and experienced labor for the exploration and mining industry; schools (K-12 and a community college). In this part of Nevada, there is a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Project is in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp. These mine sites also include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Project, water is available proximal to the drilling operations. For communications, 3G cellular network is available in select locations. High voltage electrical transmission lines are located six miles from the Project.

The Project has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

6.0 HISTORY

6.1 Railroad Historic Exploration

Historic exploration completed at the Railroad Project remains unchanged from the information provided in previous Technical Reports on the Project (Hunsaker 2010, 2012a,b;Shaddrick, 2012) and so much of the following information (in sequence with this report) are quoted/taken directly from Hunsaker (2012b) and Shaddrick (2012) with minor formatting changes.

> *"The Railroad Mining District was established in 1869. The district was also known as the Bullion or Empire City district (LaPointe et al., 1991). Initially ore was shipped to Chicago and San Francisco. In 1872 a smelter was completed at the nearby town of Bullion. Beginning in 1905 shipments from operating mines, old dumps, and slag were shipped to Salt Lake City (Ketner and Smith, 1963).*
>
> *U.S. Geological Survey data published by Ketner and Smith (1963) suggests that historic production records are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined and commodity produced were reported. They estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. Ketner and Smith (1963) reported 43,940 total tons of ore were mined with mineral production distributed as follows:*
>
> - *Gold - 6,918 ounces*
> - *Silver - 382,000 ounces*
> - *Copper - 2,850,000 pounds*
> - *Lead - 4,340,000 pounds*
> - *Zinc - 372,000 pounds*
>
> *The early production in the district focused on silver, lead, and copper from numerous underground mines on the northern flank of Bunker Hill. Emmons (1910) reports that the mines*

were reopened in 1906 and at the time of his review the Standing Elk, Tripoli, Red Bird, Copper Belle, and Delmas mines were accessible. The most important mines exploited replacement and skarn-type deposits in marbleized and dolomitized rocks. There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910 and until the mines quit producing in the 1960's zinc became the prominent metal mined (LaPointe et al., 1991). In 1905 the Davis Tunnel was started from a location approximately 4,400 feet northeast and 1,000 feet below the 600 level of the Standing Elk mine. Many lessors worked at extending the tunnel which was being driven southwest to reach a zone beneath the Standing Elk. In 1959 the zone was reached but no ore was found. Numerous oxidized faults and oxidized zones of base-metal mineralization were crossed.

Modern exploration began in 1967 when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining launching a 45 year period of surface sampling, geophysics, geological mapping, and surface drilling. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

Since 1967, 15 companies have explored in the GSV Railroad Project area:

- *Selco*
- *El Paso/LLE*
- *Placer Amex*
- *AMAX*
- *Homestake (LabradorEx)*
- *Nicor*
- *Westmont*
- *Ramrod*
- *Mirandor*
- *Kinross*
- *Manhattan Mining Company*
- *Corona/Pezgold*
- *Newmont*
- *Barrick*
- *Teck*

These companies completed 382 drill holes."

"The copper and molybdenum bearing nature of the multiphase intrusives was documented starting in the late 1960's. Sampling and the understanding of skarn related gold in Nevada led to further exploration and better intercepts in drilling in the historic skarn/replacement portion of the Project. During the course of these work programs the ongoing exploration advanced the understanding of the geologic controls on the Project leading finally to the sediment-hosted gold exploration programs."

The companies listed above also collected 6,260 soil samples and 3,508 rock samples (Figures 6.1 and 6.2). A summary of the companies responsible for the geochemical surveys and the elements comprising the historic surface geochemical surveys at the Railroad Project is provided in Table 6.1. Historic drill hole locations for the Railroad (and Pinion) Project are illustrated in Figure 6.3 and their respective highest gold assay values in each hole are illustrated in Figure 6.4. A detailed collar location map and a table of the historic drill collar locations taken from Shaddrick (2012) are provided in Appendix 3. A table of summary gold intercepts for the historic drill holes also taken from Shaddrick (2012) is provided in Appendix 4.

Table 6.1: Historic Geochemical Surveys Summarized by Company.

Company	Elements - Rocks	Elements - Soils
AMAX	Au, Ba, Bi, Cu, Pb, Ag, Zn, Sb, As, Hg	Au, Ag, Pb, Zn, Cu, Sb, As, Ba
Homestake (1)	Au, As, Hg	Au, As, Sb, Hg
Westmont	Au, Ag, As, Sb, Bi, Cu, Pb, Hg, Zn	Au, As, Ag, Hg, K, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Tl, Zn, Sr, Te, Tl, Sc, U, V, Q, Ga, Ge, La
Ramrod		
Mirandor	Au, Ag, As, Sb, Hg, Na, W, Ba	Au, Ag, As, Al, Ba, Hg, Sb, Tl
Kinross	Au, Ag, As, Sb, Ba, Be, Bi, B, Cd, Ca, Cr, Co, Cu, Ga, Ge, Fe, La, Pb, Mg, Mn, Hg, Mo, Ni, P, K, Sc, Se, Na, Sr, S, Te, Tl, Ti, W, V, Zn	Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Lu, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Te, Ti, U, W, V, Zn, Ga, Ge, La, Tl
Corona		Au, Ag, As, Sb, Hg
Newmont	Au, As, Sb, Hg	
Teck	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn	
Barrick	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn	
(1) Includes LabradorEx (Labradex)		

"American Selco, Placer Amex, and El Paso Natural Gas Company with Louisiana Land and Exploration Company explored the project for porphyry copper and molybdenum in the Bullion Stock and Grey Eagle intrusive rocks. They also looked for additional replacement sulfide "lenses" in the limestone and "unknown replacement or disseminated" mineralization west of the Bullion Stock (American Selco, 1970). American Selco completed an IP and magnetic geophysical survey which identified anomalies that were tested with 13 rotary and core holes (Appendix 3 – this report). Subsequent core holes (and several of the rotary holes completed to the desired depths) intersected up to 50% sulfides as well as molybdenum, copper, silver and gold.

Placer Amex drilled 1,200 feet in one hole in 1972 (Appendix 3 – this report). 2,203 feet was drilled in four core holes during 1973-1974 by El Paso Natural Gas Company with Louisiana Land and Exploration Company (Appendix 3 – this report).

In 1975 AMAX optioned the project from Aladdin/American Selco and explored for tungsten, molybdenum, and base metals until 1980. Detailed mapping was completed in, sections 27, 28, 29, 32, 33 34 T31N/R53E and sections 3, 4, 5, 6, 8, and 9 T30N/R53E. AMAX also completed surface dump and rock chip sampling, soil sampling, a vegetation geochemical survey, a ground magnetometer survey and 6,212 feet of drilling in five core holes and ten rotary holes (see Figures 6.3 and 6.4 and Appendix 3 – this report). The surface rock and soils were assayed for a variety of elements with no consistent analytical suite or assay procedure (Table 6.1 this report).

AMAX decided that their work did not identify mineralization significant enough to proceed with advanced exploration or mining. However, they did get results from their surface sampling and drilling encouraging enough to retain an ownership interest in the project (Galey, 1983). AR-7 returned 98 feet of 0.11 oz Au/st from 37 to 135 feet in the vicinity of the historic replacement/skarn mines (Appendix 4 - this report).

Figure 6.1: Historic (Pre-2010) Soil Samples Railroad – Pinion Project.


580000
585000
590000
4490000
4485000
4480000
Railroad
North Bullion
Railroad
Pinion
Pinion
Dark Star
31N 52E
31N 53E
30N 53E
30N 54E
29N 52E
29N 53E
Legend
Soil Samples
Au (ppb)
< 9
9.01 - 19
19.01 - 29
29.01 - 49
> 49
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Railroad Mineralized Zones
Pinion Mineralized Zones
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Pre-2010 Soil Geochemical Locations Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 6.2: Historic (Pre-2010) Rock Samples Railroad – Pinion Project.


Legend
Rock Samples
Au (ppm)
< 0.05
0.05 - 0.10
0.11 - 0.30
0.31 - 0.50
> 0.50
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Railroad Mineralized Zones
Pinion Mineralized Zones
Railroad
North Bullion
Pinion
Dark Star
580000
585000
590000
4490000
4485000
4480000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Pre-2010 Rock Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 6.3: Historic Drillholes for the Railroad - Pinion Property.


Legend
Drill Hole Collars
Year or Prospect
Railroad 2013
Railroad 2012
Railroad 2011
Railroad 2010
Historic, Recon, Unknown
Pinion
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Railroad Mineralized Zones
Pinion Mineralized Zones
Railroad
North Bullion
Railroad
Pinion
Pinion
Dark Star
31N 52E
31N 53E
30N 54E
29N 52E
29N 53E
580000
585000
590000
4490000
4485000
4480000
N
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Drillhole Locations
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 6.4: Highest Assay in Drill Holes at the Railroad - Pinion Property.


Legend
High Gold in Drill Holes
Au (grams/tonne)
< 0.10
0.10 - 0.50
0.51 - 1.00
1.01 - 5.00
5.01 - 10.00
> 10.00
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Railroad Mineralized Zones
Pinion Mineralized Zones
North Bullion
Railroad
Pinion
Dark Star
585000
590000
4490000
4485000
4480000
N
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Drillhole High Au Results
Railroad Pinion Area
1:75,000
0
2 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

In 1980 Homestake entered into a joint venture arrangement with AMAX. Exploration from this point forward was focused on gold on the Railroad Project. At this time gold discoveries at Rain highlighted the geologic similarities between the Rain mine area and the Railroad District. Homestake drilled 5,788 feet in 22 holes (Galey, 1983) and took rock and soil samples (Appendix 3 and Table 6.1 - this report).

The results of the Homestake work initially identified what later was named the POD deposit (Railroad Target of this report, see Figures 6.3 and 6.4 - this report). The BDH drill series produced the first significant results (Appendix 4 - this report). BDH05 returned 43 feet of 0.046 oz Au/st from 7 to 50 feet.

Homestake appears to have recognized the significant northwest trend to the mineralization, based on their drill patterns (map in Appendix 3 – this report).

In 1983 NICOR Mineral Ventures, Inc. became the joint venture partner to AMAX. As operator NICOR continued the detailed mapping, soil geochemistry, and drilling initiated by Homestake. Eventually the NICOR position was taken over by Westmont Mining Inc. Although the drilling is divided between NICOR and Westmont the rock and soil sampling is recorded as Westmont data.

A total of 44,582 feet in 110 holes was completed during NICOR's tenure (Appendix 3 - this report). This drilling expanded the drill coverage at POD (Railroad). Kuhl (1985) produced the first historical estimate of the gold for POD (discussed further in Section 6.2 below).

In 1986 Westmont took over the NICOR position and operated the project until 1992. During this period an additional 32,263 feet was completed in 83 holes (see Figures 6.3 and 6.4 - this report). Westmont also collected rock and soil samples (see Figures 6.1 and 6.2 - this report).

Westmont retained operatorship of the project until 1993. They developed a detailed stratigraphy for the late Paleozoic sedimentary units and also began to recognize low-angle reverse and low-angle normal faulting, as well as identifying prominent north-south and northwest trending high-angle normal and reverse faults. The interplay of the Webb/Devils Gate contact and complex faulting as controls to the mineralization, were also identified late in the Westmont tenure.

Ramrod Gold became operator in 1993, completing 9,290 feet in 13 holes followed by Mirandor Exploration (U.S.A.) Inc. ("Mirandor") from 1996-1997 who drilled 18,575 feet in 44 holes. The technical program for Ramrod and Mirandor was carried out by explorationists who were previously employed by Westmont thus continuing the district-wide geochemistry, mapping, and target delineation work begun in 1986 (see Table 6.1 - this report).

The Ramrod/Mirandor drilling programs tested deeper than its predecessors (Appendices 3 and 4 - this report) and (Figure 6.4 - this report) showed the encouraging drill results along the previously identified northwest trending POD (Railroad) Zone.

The EMRR series of holes returned favorable results; adjacent to the historic Sylvania Mine which had historic production from replacement/skarn mineralization (see Figures 6.3 and 6.4 - this report). EMRR-9722 gave: 70 feet of 0.111 oz Au/st from 15 to 85 feet, including 45 feet of 0.164 oz Au/st from 35 to 70 feet; and 20 feet of 0.236 oz Au/st from 55 to 75 feet. This hole was drilled near AMAX hole AR-7 (Appendix 4 – this report).

Ramrod/Mirandor's deeper drilling and drill hole placement returned higher gold values, as demonstrated by the grade x thickness values >10 on Figure 5 and Figure 6 for the post-1992 Westmont and Ramrod/Mirandor holes.

Kinross Gold U.S.A, Inc. took over the project during 1998 and 1999 under the terms of an earn-in agreement with Mirandor. They drilled 43,690 feet in 66 holes (Table 2), and collected 871 rocks and 2,531 soils (see Table 6.1 – this report). Soils were collected using a uniform collection process and the analysis of both soils and rocks was consistent in analytical lab and procedure. The Kinross surface sample data gives a uniform dataset across most of the project area, which made them useful to Gold Standard Ventures Corp. exploration program (see Figures 6.1 and 6.2 - this report).

Gold in soil anomalies from the Kinross samples generally coincide with the known drilling. Ag, As, Sb, and Hg also give a similar pattern and highlight the known areas. Cu, Pb, Zn, and Mo highlight the historic skarn/replacement area.

Kinross drilling tested within the areas of historical estimates, on the extensions of those zones, as well as newer target areas (see Figures 6.3 and 6.4 - this report). The results in the areas of known gold returned similar results (Bartels, 1999). Step-out drilling appeared to be encouraging. Kinross drilled deeper holes and in many cases tested more of the stratigraphy than had been tested by previous operators. K98-49 returned 70 feet of 0.108 oz Au/st from 855-925 feet, including 5 feet of 0.387 oz Au/st from 880-885 feet (Appendices 3 and 4 - this report).

Although the grades were not spectacular drill hole K99-19 drilled a significant interval that is well away from any previously targeted areas (Appendix 3 - this report). K99-19 returned 10 feet/ 0.026 oz Au/st from 610-620 feet and 10 feet of 0.018 oz Au/st from 1205 to 1215 feet (Appendix 4 - this report).

Additionally in the southern part of the Project (section 14) they intersected thick intervals of favorable jasperoid and brecciation in holes K98-8, and -9 and K99c-1.

Royal Standard Minerals operating as Manhattan Mining Co. in Nevada acquired the project in 2001. Four drill hole locations are approximately known (Figure 4). No other data are available.

On the northern portion of the project area Corona reported on ground which was held jointly with Pezgold Resource Corporation in sections 16 and 20 T31N/R53E. Available data indicates that geologic mapping, soil and rock sampling, geophysics, and six drill holes were completed from 1987-1990 (Figure 8). Specific drill locations are unknown and drill data indicates all the holes remained in the Mississippian Webb formation above the target horizons. A northeast trending corridor of subtle Carlin/Rain-type alteration and weak geochemistry was noted.

The Corona project was acquired by Newmont in 1993 and additional geophysics and two more drill holes were completed reaching as deep as 1,395 feet; however this was not deep enough to reach the target horizon in those locations ([Figure 6.3 and Appendix 3 - this report]). Gravity data outlined the northeast trending zone and indicated a significant fault in the northeast corridor."

6.2 Railroad Historic Resource Estimates

The following discussion of historic resource estimates conducted on prospects within the Railroad Project area is reproduced from previous Technical Reports on the Railroad Project by Hunsaker (2012b) and Shaddrick (2012). Specifically, this section discusses historical resource estimates for the "POD" deposit that is also known as the Railroad Deposit and is located within the "Railroad Fault" target discussed further in Section 7 of this report (see Section 7.3.4). The primary author of this Technical Report has reviewed the information in this section, as well as that within the cited references, and has determined that it is suitable for disclosure. Additional cautionary language pertaining to the disclosure of historical resource estimates has been added to the original text.

The historic mineral resource estimates discussed in this section, and summarized in Table 6.2 along with other tables in this section, are non – National Instrument (NI) 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated November 27, 2010). The authors of this Technical Report have referred to these estimates as "historic resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas at the Railroad Project. A thorough review of all historic data performed by a Qualified Person, along with additional exploration work to confirm results, would be required in order to produce a current and compliant mineral resource estimate for the POD (Railroad) Zone.

"The drilling at Railroad by NICOR/Westmont and by Kinross led to historical estimates of gold for the POD area (see Figures 6.3 and 6.4, and Table 6.2 - this report). To date, there has been no production from the resources described by these historical estimates."

"The following historical estimates are presented as a guide to exploration and as partial summaries of historical data. The drill data used by Westmont and Kinross appears to have been collected and assayed with standards that were of acceptable quality during the time period and review of the available reports do not provide any reason to doubt the results. However, the data utilized are limited in their reliability due to the lack of pulps, rejects, cuttings or core which can be sampled and verified."

"Kuhl (1985) presented the first calculations for the gold contained within the POD (Railroad) deposit (Table 6.2 - this report). He used a polygonal process with rectangular blocks under the following parameters:

- *Data projected half way to the adjoining drill hole or 100 feet*
- *Inclusion of intercepts less than 0.03 opt gold if the outlying intervals brought the overall average to equal 0.03 opt gold*
- *Minimum 10 foot intercept in the drill hole*
- *All calculations made using fire assay intervals*
- *No stripping ratio calculated*
- *No metallurgical recovery information utilized*

Bartels (1999) recalculated the gold contained within the POD (Railroad) deposit (Table 6.2 - *this report). Bartels utilized a cross-sectional method with 58 holes on 27 cross sections spaced 100 feet apart through the POD (Railroad) area using the following assumptions:*

- *Tonnages were calculated using a 13.5 cubic feet per ton density factor*

- *Assay values include silver credits, at a 60:1 ratio*
- *Compositing of assay values was done according to the following conventions:*
- *Intervals of low grade (<0.030 opt Au) up to 15 feet thick, bound on both sides by >0.030 opt Au values were included within the ore envelope only if the average of the low grade and the upper and lower bounding values was greater than or equal to 0.030 opt Au.*
- *No cropping of high assay values was done, all assays taken at face value.*
- *Volumes were determined by projecting the contoured ore areas 50 feet either side of the section plane.*
- *An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the ore envelope.*
- *Average grade was assigned to the respective volume and contained ounces were calculated."*

Table 6.2: Historic Resource Estimates for Railroad Project.

Resource Area	Tons	Tonnes	Average Grade		Contained Ounces Au	Cutoff Grade		Reference
			Au opt	Au ppm		Au opt	Au ppm	
POD	1,197,400	1,086,280	0.090	3.09	107,766	0.030	1.03	Kuhl, 1985
POD	1,400,000	1,270,080	0.080	2.74	112,000	0.020	0.69	Kuhl, 1985
POD	1,006,665	913,250	0.089	3.05	89,731	0.030	1.03	Bartels, 1999

*The mineral resource estimates summarized in Table 6.2 are non – NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as "historic resources" and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the POD (Railroad) Zone at the Railroad Project.

6.3 Pinion Historic Exploration

Exploration activity at Pinion Project area dates back to the discovery of the Pinion Prospect in 1980 by Newmont with the majority of the historic work being conducted in the late 1980s and early to mid 1990s. The exploration history for the Pinion Project overlaps somewhat with that of the adjacent Railroad Project area as portions of the two project areas have been operated by the same company in the past. Historic exploration work completed at the Pinion Project area is summarised in the following table (Table 6.3) reproduced from a previous Technical Report on the property (DeMatties, 2003).

The historical work completed at the Pinion Project has identified a significant zone of Carlin-type gold mineralization at the Pinion Prospect (section 22 and 27, T30N, R53E), as well as an additional zone of mineralization at the Dark Star prospect (section 25, T30N, R53E). Figures 6.1 and 6.2 of this report illustrate the results of historical soil and rock grab sampling on the Pinion (and Railroad) Project(s). Historical drilling and resource estimation work are discussed below. The geology of the Pinion Project and the mineralization encountered at the Pinion Prospect are discussed in detail within the Geological Setting And Mineralization section (Section 7) of this Technical Report.

Table 6.3: Summary of Historic Exploration on the Pinion Property (after DeMatties, 2003)

Year	Company	Exploration
1980	Newmont	- Conducted a regional stream sediment survey within the Pinion Range, which revealed a geochemical anomaly along Trout Creek - Further prospecting on previously staked land led to the finding of the baritic jasperoid (Webb Fm) at what is now the Pinion Main Zone.
1980	Cyprus Exploration Co. ("Cyprus")/AMOCO	- Completed 31 RC drill holes through Au-bearing jasperoid outcrops and soil geochemical anomalies, 21 of which intersected anomalous Au values assaying up to 0.04 opt (1.37 ppm) Au over 21.3 ft (6.5 m).
1982	Freeport	- Drilled 8 RC holes, each intersected gold, averaging 0.036 opt (1.23 ppm) Au over 134.5 ft (41 m).
1985	DCDV Corporation (Desert Ventures)	- No work was completed on the property.
1988-89	Newmont	- Drilled 65 RC holes through shallow mineralization, which led to the discovery of a deep non-NI 43-101 compliant historic mineral resource (known as South Bullion), comprising 20 million tons grading 0.026 opt (0.89 ppm) Au *(see discussion below in section 6.5).
1989	Teck Resources ("Teck")/ Lord River Mines	- Completed 33 RC drill holes, geological mapping (1"=100'), and a soil survey within the discovery area.
1990-1994	Crown Resources ("Crown")	- Drilled 126 RC holes between 1990 and 1994 (property total now 202 RC holes), completed metallurgical testing, claim staking, detailed mapping at a scale of 1":100', rock chip sampling, 800 soil samples, (ground) controlled source audio magnetotellurics (CSAMT), and an airborne magnetic-electromagnetic-radiometric survey - Defined two small and shallow mineralized zones (Main Zone and Central Zone, also known as North Pod) with a non-NI 43-101 compliant historic mineral resource of 8.1 million tons grading 0.026 opt Au* - Discovered and calculated the Dark Star non-NI 43-101 compliant historic mineral resource of 7 million tons at 0.022 opt (0.75 ppm) Au* (see discussion below in section 6.5)
1994-1995	Crown Resources/ Cyprus	- Collected 914 rock samples and compiled the geochemical results of previous exploration on the property, identifying a number of Au anomalies over 0.005 ppm in the area, up to 0.939 ppm defining the Ridge zone and Northern Extension mineralized showings of the Webb Fm. - Drilled 74 RC holes through the South Bullion resource, which confirmed and expanded the non-NI 43-101 compliant historic mineral resource to 31 million tons at 0.026 opt(0.89 ppm) Au*(see discussion below in section 6.5). - In-fill drilling further defined the mineralization at the Main Zone and North Pod.
1996	Crown Resources/	- Collected 225 follow-up rock chip samples along 100' lines, assaying

	Royal Standard Minerals Inc. ("RSM")	up to 1.7 ppm Au . - Conducted field mapping. - Completed 7 diamond drill holes, totalling 1354 feet at the Main zone and North Pod, and produced a non-NI 43-101 compliant historic mineral resource* and preliminary scoping study (see discussion below in section 6.5).
1997-1999	Crown Resources/ RSM/Cameco	- Completed mapping, CSAMT ground geophysical surveys, rock chip sampling and 26 RC drill holes.
1999-2001	Crown Resources/ RSM	- No work was completed on the property.
2002-2011	RSM	- In 2003, completed metallurgy work through drilling (10 RC holes) and trenching. - Density measurements revealed that overall tonnage could be 10% greater than previously estimated for the Pinion Main Zone Deposit. - In 2007, 5 diamond drill holes were completed to in order to determine the water table, and rock sampling to characterize the neutralization and acid generating potential of the ore and waste rocks. - Proposed leach pad drill testing was completed in 2007.

*The mineral resource estimates summarized in Table 6.3 are non – NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as "historic resources" and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

6.4 Pinion Historic Drilling

The majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit located in sections 22 and 27 of Township 30 North, Range 53 East (Mount Diablo Meridian). Section 22 hosts the mineralized and outcropping Main Zone and North Pod, which are the near-surface shallow portions of the Pinion Deposit (which has also been referred to historically as the South Bullion or Trout Creek Deposit). Pinion gold mineralization extends southeast, plunging shallowly, into section 27 following the Pinion anticlinorium and the contact between the faulted Mississippian Webb Formation siltstones and the underlying Devonian Devils Gate Formation limestone. Additionally, historic drilling has been conducted in section 25 (T30N, R53E) at the Dark Star occurrence. Historic Pinion Project area drillholes are illustrated in Figures 6.3 and 6.4.

In total, approximately 385 drill holes have been completed at the Pinion Deposit, and immediate area, between 1981 and 2007 (McCusker and Drobeck, 2012). The majority of the holes were completed by reverse circulation drilling with minor diamond (core) drilling completed by Royal Standard in 1996 and 2007. Table 6.4 below (modified after McCusker and Drobeck, 2012), provides a summary of historical drilling at the Pinion and Dark Star areas.

To date, historic exploration conducted in the Pinion Project area has identified two areas of gold mineralization at the Pinion and Dark Star prospects (Figures 6.1 to 6.4). The Pinion Deposit comprises two discreet zones of mineralization (Main Zone and North Pod) with the majority of the historic drilling having been completed at the Main Zone, which includes the jasperoid breccia outcrops located near the southern boundary of section 22 (T30N, R53E). Historic drilling has intersected and extended the Main Zone gold mineralization well into section 27 to the southeast. Approximately 1000 ft (~300m) north east of the jasperoid outcrops of the Main Zone is the core area of the North Pod Zone.

Table 6.4: Historic Drill Holes Found in RSM Data (after McCusker and Drobeck, 2012).

Hole Series	Hole No. From	Hole No. To	Holes*	Footage	Company	Year	Project	Type
	Pinion and immediate area							
TCX	1	27	31	9,495	Amoco	1981	Pinion	RC
TC	1	8	8	2,695	Freeport	1982	Pinion	RC
SB	1	65	65	37,109	Newmont	1988-89	Pinion	RC
TCT	1	33	33	9,740	Teck	1989	Pinion	RC
CTC	1	26	27	5,815	Crown	1991	Pinion	RC
CPR	27	110	84	22,625	Crown	1991	Pinion	RC
CPR	111	124	15	7,945	Crown	1992	Pinion	RC
SB	66	139	74	41,470	Cyprus	1994-95	Pinion	RC
SB-96	140	146	7	1,541	RSM	1996	Pinion	Core
SB-97	140	141	2	1,880	Cameco	1997	Pinion	RC
SB-97	147	152	6	6,981	Cameco	1998	Pinion	RC
SB-98	153	162	10	8,684	Cameco	1998	Pinion	RC
SB-99	163	170	8	9,692	Cameco	1999	Pinion	RC
PMZ-03	1	10	10	2,620	RSM	2003	Pinion	RC
PN-07	1	5	5	1,340	RSM	2007	Pinion	Core
		Subtotal	385	172,075				
	Dark Star and other reconnaissance areas							
CCR	1	8	8	5,280	Crown		Dark Star/Pinion	RC
CDS	1	29	30	12,660	Crown	1991	Dark Star	RC
CST	1	6	7	4,380	Crown	1991	"Recon"	RC
WR-91	1	5	5	2,465	Westmont	1991	Dark Star	RC
CDS	30	62	33	21,001	Crown	1992	Dark Star	RC
JRB-92	1	13	13	5,700	Westmont	1992	JR Butte	RC
FS	1	3	3	1,525	Cyprus		Jasperoid Wash North	
		Subtotal	99	53,011				

* occasionally includes "extra" holes due to drill labelling issues resulting in letter suffixes (i.e. TCX-01 and TCX-01a).

The Main Zone of the Pinion Deposit is approximately 4,800 ft (1.46 km) long (along a southeasterly trend), ranges from 500 ft to 1,100 ft (150 to 330 m) wide (horizontally across strike) and ranges between 50 ft and 500 ft (~15 to 150 m) in vertical thickness and has been intersected to a depth of about 600 ft (180 m) below surface. The North Pod Zone of the Pinion Deposit is approximately 1,100 ft (300 m) long (along a roughly north-south trend), up to 150-230 ft (45-70 m) wide (horizontally across strike) and ranges in vertical thickness between 120 ft and 450 ft (~35 to 135 m). Summary assay intercept highlights for the Pinion historic drilling are provided in Table 6.5. Thicknesses are drill length as true thicknesses of the mineralization are not known at this stage. Anomalous gold mineralization at Dark Star has been intersected over an area approximately 950 ft (290 m) long (along a roughly north-south trend), up to 530 ft (160 m) wide (horizontally across strike) and from surface to a depth of 620 ft (190 m). In general, the Dark Star gold grades are lower than at Pinion and the mineralization appears to be more discontinuous. Example intersections at Dark Star include 0.044 opt (1.52 ppm) Au over 100 ft (30.48 m) in hole CDS-001 and 0.061 opt (2.1 ppm) over 80 ft (24.38m) in hole CDS-053.

Table 6.5: Assay Intercept Highlights for Pinion Drilling 1981 to 2007 (na = assays not available).

Hole ID	Zone	Company	Year	From	To	Interval		Grade Au		Ag
				(ft)	(ft)	(ft)	(m)	(opt)	(ppm)	(ppm)
CPR-059	Main	Crown	1991	160	365	205	62.48	0.029	1.00	na
including	Main	Crown	1991	175	210	35	10.67	0.071	2.43	na
CPR-071	Main	Crown	1991	0	140	140	42.67	0.036	1.23	na
CPR-100	Main	Crown	1991	15	220	205	62.48	0.033	1.13	na
CPR-102	Main	Crown	1991	30	280	250	76.20	0.028	0.96	na
CPR-110	Main	Crown	1991	35	260	225	68.58	0.031	1.05	na
PMZ-03-02	Main	RSM	2003	75	230	155	47.24	0.037	1.27	na
including	Main	RSM	2003	75	115	40	12.19	0.074	2.54	na
SB-078	Main	Cyprus	1994-95	305	670	365	111.25	0.027	0.93	4.15
including	Main	Cyprus	1994-95	525	650	125	38.10	0.049	1.67	3.21
including	Main	Cyprus	1994-95	525	550	25	7.62	0.160	5.47	3.64
SB-096	Main	Cyprus	1994-95	590	660	70	21.34	0.067	2.30	na
including	Main	Cyprus	1994-95	610	640	30	9.14	0.132	4.51	na
SB-098	Main	Cyprus	1994-95	505	660	155	47.24	0.033	1.15	na
SB-111	Main	Cyprus	1994-95	565	700	135	41.15	0.063	2.18	na
including	Main	Cyprus	1994-95	580	635	55	16.76	0.116	3.97	na
SB96-146	Main	Cyprus	1996	4	137	133	40.54	0.062	2.12	13.16
including	Main	Cyprus	1996	4	42	38	11.58	0.107	3.68	18.22
TCT-014	Main	Teck	1989	0	100	100	30.48	0.059	2.01	10.74
including	Main	Teck	1989	5	40	35	10.67	0.014	4.73	20.20
TCT-018	Main	Teck	1989	5	85	80	24.38	0.125	4.29	26.45
including	Main	Teck	1989	45	65	20	6.10	0.229	7.86	37.00
TCT-023	Main	Teck	1989	25	140	115	35.05	0.058	2.00	5.46
including	Main	Teck	1989	60	90	30	9.14	0.149	5.11	8.72
SB-033	Main (SE)	Newmont	1988-89	535	685	150	45.72	0.026	0.90	na
including	Main (SE)	Newmont	1988-89	650	685	35	10.67	0.073	2.52	na
SB-035	Main (SE)	Newmont	1988-89	640	830	190	57.91	0.054	1.85	na
including	Main (SE)	Newmont	1988-89	785	830	45	13.72	0.195	6.69	na
SB-038	Main (SE)	Newmont	1988-89	595	675	80	24.38	0.085	2.92	na
including	Main (SE)	Newmont	1988-89	650	675	25	7.62	0.228	7.80	na
SB-040	Main (SE)	Newmont	1988-89	560	640	80	24.38	0.092	3.15	na
SB-048	Main (SE)	Newmont	1988-89	20	120	100	30.48	0.081	2.77	0.39
including	Main (SE)	Newmont	1988-89	20	60	40	12.19	0.150	5.13	0.41
SB-063	Main (SE)	Newmont	1988-89	515	665	150	45.72	0.034	1.18	7.11
including	Main (SE)	Newmont	1988-89	525	555	30	9.14	0.110	3.77	32.15
SB-093	Main (SE)	Cyprus	1994-95	375	500	125	38.10	0.025	0.86	7.39
SB-136	Main (SE)	Cyprus	1994-95	580	915	335	102.11	0.040	1.38	3.13
including	Main (SE)	Cyprus	1994-95	580	720	140	42.67	0.073	2.51	1.26
SB-147-97	Main (SE)	Cameco	1997	260	375	115	35.05	0.038	1.29	8.27
including	Main (SE)	Cameco	1997	260	280	20	6.10	0.141	4.82	4.50
TCX-025	Main (SE)	Amoco	1981	200	280	80	24.38	0.065	2.23	na
including	Main (SE)	Amoco	1981	200	220	20	6.10	0.189	6.48	na
CPR-031	North Pod	Crown	1991	45	215	170	51.82	0.040	1.37	na
CPR-047	North Pod	Crown	1991	25	210	185	56.39	0.029	1.02	na
CPR-075	North Pod	Crown	1991	135	310	175	53.34	0.042	1.43	na
including	North Pod	Crown	1991	205	245	40	12.19	0.076	2.62	na
CPR-095	North Pod	Crown	1991	0	415	415	126.49	0.026	0.89	na
including	North Pod	Crown	1991	200	415	215	65.53	0.032	1.10	na
CPR-096	North Pod	Crown	1991	0	210	210	64.01	0.026	0.88	na
CPR-097	North Pod	Crown	1991	0	160	160	48.77	0.035	1.19	na
including	North Pod	Crown	1991	120	160	40	12.19	0.068	2.33	na
CPR-099	North Pod	Crown	1991	15	180	165	50.29	0.055	1.89	na
including	North Pod	Crown	1991	70	175	105	32.00	0.076	2.62	na
including	North Pod	Crown	1991	70	105	35	10.67	0.147	5.04	na

Anomalous gold mineralization has been intersected in drill holes along the Pinion Main Zone mineralization over a strike length of more than 4,800 feet (1.46 km) as shown in Figure 6.4. The gold mineralization roughly follows the hinge of an open anticline. The main hinge mineralized zone as defined by drilling is roughly about 2,400 feet (730 m) in strike length, ranges in horizontal width from about 500 to 1,100 feet (150 to 330 m) and ranges in depth extent from 50 to 400 feet (15 to 120 m). Example drill intersections are provided in Table 6.5. In addition, historic drilling appears to have intersected a number of high grade and thick mineralized zones well southeast of the main hinge zone at greater depths within the hinge of the anticlinorium and to the south along the southwest limb of the folded contact zone between the Devils Gate Formation limestone and the overlying Webb Formation siltstones.

6.5 Pinion Historic Resource Estimates

Several historic mineral resource estimates have been completed by a variety of companies over several years for the Pinion Deposit, as well as the nearby (~2 miles east) Dark Star prospect, in what is now referred to as GSV's Pinion Project area. A review of the Pinion Project drill hole database has been conducted by APEX (co-authors Mr. Dufresne and Mr. Turner), along with a review of historic reports and site visit to the Pinion Project conducted in May 2013. The database review and site visit confirmed a significant amount of drilling at the Pinion Project area, including more than 24,000 gold assay results. The majority of the work was completed prior to the implementation of the standards set forth in NI 43-101, however, the work was completed by reputable companies and appears to have been conducted in accordance with industry standards of the time. As a result, in the opinion of the authors of this report, the historic Pinion drill data provides sufficient reliability to warrant the following discussion of historic mineral resource estimates.

The reader is cautioned that the historic mineral resource estimates discussed in this section, and summarized in Tables 6.6, 6.7 and 6.8, are non – NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and are not consistent with current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated November 27, 2010). The authors of this Technical Report have referred to these estimates as "historic resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to fully assess data quality, complete estimation parameters and the standards by which the estimates were completed and/or categorized. The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project area. A thorough review of all historic data performed by a Qualified Person, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current and compliant NI 43-101 mineral resource estimate for the prospects discussed below.

The first documented historic resource estimate for the Pinion prospect was completed by Crown Resources in 1991 (Calloway, 1992a) and included information from 194 drill holes in the Main Zone and North Pod Zone and appears to have been restricted to section 22 (T30N, R53E). The estimation was completed using a polygonal method based on cross-sections, a gold cut-off grade of 0.01 oz Au/ton (0.34 g Au/t) along with a tonnage factor of 13 cubic feet per ton (SG 2.464). A "geologic" resource of 8.11 million tons of material averaging 0.026 oz Au/ton (0.89 g Au/t), containing approximately 210,000 oz Au, was calculated (Table 6.6). The original resource was uncategorized.

The most robust historic resource estimates calculated for the Pinion Deposit, which included the Main Zone and North Pod in sections 22 and 27 (T30N, R53E), were completed in 1995 by Cyprus Metals. They comprise a polygonal estimate (Wood, 1995) and a Multiple Indicator Kriging (MIK) estimate using Mintec's MEDSystem software (Wells, 1995).

Table 6.6: Summary of Pinion Prospect Historic Resource Estimates (Section 22, T30N, R53E).

Resource*	Year	Tons	Tonnes	Gold Grade		Silver Grade		Cut-off Grade	Contained Ounces	
		(x 10^6)	(x 10^6)	(opt)	(g/t)	(opt)	(g/t)	(opt Au)	Au	Ag
Crown (Calloway, 1992a)	**1991**	8.11	7.36	0.026	0.891	-	-	0.01	210,860	-
Bharti (Bharti Eng., 1996)	**1996**	10.8	9.8	0.025	0.857	0.157	5.383	-	270,000	1,695,600

* The mineral resource estimates summarized in Table 6.6 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as "historic resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

The 1995 Cyprus polygonal estimate incorporated both high density and low density drilling at, and surrounding, the two zones of mineralization and utilized a tonnage factor of 12.5 cubic feet/ton (SG 2.563). Polygons were constructed using cross-sectional drill hole information and were classified as "proven" in areas where drill density was high (< 100 ft, where polygons were projected <50 ft on either side of a section). Polygons with drill hole spacing between 100 ft and 200 ft were classified as "probable" and those with relatively wide drill hole spacing >200 ft were classified as "inferred". The resource was calculated by summing all polygons with an average grade >0.01 opt Au (cut-off grade). The original classification of the 1995 polygonal Pinion resource is not consistent with either NI 43-101 or CIM standards. The summary provided in Table 6.7 is taken from the original report and represents a summation of all three of the historic resource categories into a global historic "geological" resource.

Table 6.7: Summary of 1995 Cyprus Metals' Historic Resource Estimates for the Pinion Prospect (Sections 22 and 27, T30N, R53E).

Resource * (Reference)	Tons (x 10^6)	Tonnes (x 10^6)	Gold Grade (opt)	Gold Grade (g/t)	Cut-off Grade (opt Au)	Cut-off Grade (g/t Au)	Contained Au (oz)
Polygonal (Wood, 1995)	30.64	27.8	0.026	0.89	0.01	0.34	796,640
MIK (Wells, 1995)	18.26	16.56	0.0269	0.92	0.01	0.34	491,194

* The mineral resource estimates summarized in Table 6.7 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as "historic resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

The "1995 Cyprus Polygonal Resource" was calculated using a significant amount of drill data (~350 drill holes) and was completed by reputable individuals in a manner that was consistent with industry standards at that time. However, the estimate incorporated very few density (SG) measurements and a very limited amount of QAQC data. A more thorough review of the historic data and a rigorous application of current NI 43-101 and CIM resource estimation standards and procedures, along with possible confirmation exploration work, would be required in order to produce a "current" NI 43-101 compliant mineral resource for the Pinion Deposit. The authors are of the opinion that the drill hole spacing, the overall density of drilling and the continuity of intersected gold mineralization for the Pinion

Deposit is sufficient to conduct an NI 43-101 mineral resource estimate with the recovery of certain original drill hole data and further validation and confidence in the drill hole database.

Also in 1995, Cyprus produced an MIK (Multiple Indicator Kriging) estimate for the Pinion Deposit utilizing a similar database to that of the "1995 Cyprus Polygonal Resource" described above. The same tonnage factor as the polygonal resource (12.5 cubic feet/ton, or SG 2.563) was used and grade was applied to a 50 ft x 50 ft x 20 ft block model using Mintec's MEDSystem software and an MIK grade estimation algorithm. Following the estimation process, Lerchs-Grossman pit models were run for $400/oz and $700/oz gold price scenarios using various parameters including; 45 degree maximum pit slopes, a $2.51/ton crushed ore cost (crushing processing, pad construction and G&A), 48% recovery for ROM material and 62% recovery for crushed material with a 0.0143 opt Au ROM cut-off grade (~0.5 g/t Au) and a ROM/crush cut-off grade of 0.008 opt Au (~0.27 g/t Au) for the $700/oz scenario and 0.009 opt Au (~0.31 g/t Au) for the $400/oz scenario. In a resource summary document by Wells (1995) it is clearly stated that the resource work relied upon estimations, due to limited test work, for key factors such as density (tonnage factor), recovery and optimal crush size (limited metallurgical testing). However, the assumptions made are considered reasonable and the resource estimation effort is considered acceptable for disclosure as a historic resource (Table 6.7).

In 1996, Royal Standard Minerals (RSM) contracted Bharti Engineering of Toronto, Canada, to conduct resource estimation on the Pinion Main Zone and North Pod mineralization within section 22 (T30N, R53E) and excluded data within section 27 (Bharti Engineering, 1996). The resource estimate utilized GEMCOM mining software and although not clearly stated it is thought that the Inverse Distance Squared (ID^2) grade estimation algorithm was used to apply grade to a 50 ft x 50 ft x 20 ft block model. Samples (~5 ft average length) were uncapped but composited (to 20 ft), with minimum 2/maximum 12 data points required for modeling. The Bharti estimate comprised a "global resource" without cut-off grade of 10.8 million tons grading 0.025 opt Au (0.86 gAu/t), representing a total of 273,800 contained ounces of gold, which incorporated more data but is otherwise comparable to the 1991 Crown polygonal estimate discussed above. A Whittle pit was run for the resource using a gold price of $390/oz, a recovery of 67%, total operating costs of $5.75/ton, a 4% Royalty, 50° maximum pit slope and dilution estimated at 10%. Using these values, two discreet potential pits were generated for the Main Zone and North Pod totaling only 3.3 million tons and averaging 0.026 opt Au (0.89 g/t Au) representing approximately 85,750 oz of gold of which 57,400 oz would be considered "recoverable". As with the previously discussed historical Pinion resource estimates, this estimate incorporated limited SG, QC and recovery (metallurgical) information and its geographic limitation to section 22 in turn limits the usefulness of the resource estimate as it excludes a significant amount of drill data in the northern part of section 27.

The Bharti Engineering (1996) historical Pinion resource estimate is of interest as it compares favorably to the 1991 Crown estimate, both of which were restricted to drilling within section 22 only. However, unlike the 1991 Crown estimate, the 1996 Bharti estimate incorporated a significant number of silver analyses and provided an estimate for this metal (Table 6.6). The parameters used in the estimation of Ag in the Bharti 1996 work are uncertain and an analysis of the Pinion database by APEX shows that silver analyses are only available for approximately 57% of the samples within the Pinion drill database.

The 1995 Cyprus polygon resource estimate also included data from the Dark Star prospect, which is located approximately 2 miles east of the Pinion prospect on sections 24 and 25 of T30N, R53E. The same parameters that were applied to the Pinion data, as described above, were applied to the Dark Star data. The 1995 polygonal "global resource" for Dark Star (Wood, 1995) is considered appropriate for disclosure as a historic resource estimate (Table 6.8). However, there is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimate for Dark Star was categorized. The historic resource estimate should not be relied upon.

Table 6.8: Summary of 1995 Cyprus Metals' Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).

Resource * (Reference)	Tons ($x 10^6$)	Tonnes ($x 10^6$)	Gold Grade (opt)	Gold Grade (g/t)	Cut-off Grade (opt Au)	Cut-off Grade (g/t Au)	Contained Au (oz)
Polygonal (Wood, 1995)	7.72	7.00	0.020	0.690	0.01	0.34	151,365

* The mineral resource estimates summarized in Table 6.8 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as "historic resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

Work by Gold Standard at the Railroad Project, recently expanded by the acquisition of the Pinion Project, is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the company's systematic approach to exploration and data analysis. However, the regional scale geological setting of the Railroad-Pinion Project is relatively well understood. As a result, the regional geologic information in the following section is largely derived from previous Technical Reports on the Railroad Property by Hunsaker (2010 and 2012a,b) and Shaddrick (2012). The following section also includes a discussion of the Pinion Project geology as well as updated information pertaining to the geology of the various prospects located at the Railroad Project. A regional geological map for the Railroad-Pinion Project area is provided (Figure 7.1a) along with its corresponding legend (Figure 7.1b).

7.1 Regional Geology

The Railroad-Pinion Project is located along the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits. The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range as shown in a regional long section in Figure 7.2 (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin-style gold deposits.

The tectonic and magmatic history of the region has produced a complex geologic framework, many details of which remain obscure. Of the many published studies on Carlin Trend geology, one of the most recent and well respected is that by Teal and Jackson (2002).

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, the time of deposition of the oldest rocks observed in the area (Stewart, 1980). A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be more silty and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits). The Carlin Trend sits approximately at the shelf-slope break, although this break was not static over time.

Figure 7.1a: Regional Geology of the Carlin Area (after Hunsaker, 2010).


580000
600000
4520000
4500000
4480000
4460000
Gold Quarry Mine
Rain Mine
Emigrant Springs Deposit
Railroad - Pinion Project Area
0
2.5
5
10
Miles

Figure 7.1b: Legend for Regional Geology of the Carlin Area (after Hunsaker, 2010).

Quaternary
- Qal - Alluvium, undifferentiated
- Qya - Younger alluvium
- QToa - Older alluvium (Pleistocene and Pliocene)
- QThs - Hot spring travertine, sinter, and tufa (Holocene to Pliocene)
- QTls - Landslide deposits, colluvium, and talus (Holocene to Pliocene)
- QTs - Tuffaceous limestone, siltstone, sandstone, and conglomerate (Holocene to Pliocene)

Tertiary
- Ts3 - Younger tuffaceous sedimentary rocks (Pliocene and Miocene)
- Tt1 - Older silicic ash flow tuffs (lower Oligocene to middle Eocene)
- Tt2 - Intermediate silicic ash flow tuff (lower Miocene and Oligocene)
- Tfi - Felsic phaneritic intrusive rocks (Miocene to Eocene)
- Tr1 - Older rhyolitic flows and shallow intrusive rocks (lower Oligocene to middle Eocene)
- Ta1 - Older andesite and intermediate flows and breccias (lower Oligocene to middle Eocene)
- Ts2 - Older tuffaceous sedimentary rocks (lower Miocene and Oligocene)
- Tb3 - Basalt (Miocene)
- Tr3 - Younger rhyolitic flows and shallow intrusive rocks (Miocene)
- Tri - Rhyolite intrusive rocks with aphanitic groundmass (Miocene to middle Eocene)
- TJmi - Mafic phaneritic intrusive rocks (Miocene(?) to Jurassic(?))
- TJfi - Felsic phaneritic intrusive rocks (Miocene(?) to Jurassic (?))
- TKs1 - Conglomerate and lacustrine and tuffaceous sedimentary rocks (lower Oligocene to Upper Cretaceous(?)

Mesozoic
- Kcg - Siltstone, shale, conglomerate, and limestone (Cretaceous)
- Jfi - Felsic phaneritic intrusive rocks (Jurassic)
- Jvr - Rhyolite flows, tuffs, and volcaniclastic rocks (Upper Jurassic)
- IPMcl - Shale, siltstone, sandstone, and conglomerate (Middle Pennsylvanian to Lower Mississippian)
- Pacl - Sandstone, conglomerate, siltstone, limestone, and carbonaceous limestone (Permian)
- MDst - Shale, graywacke, siltstone, chert, conglomerate, and limestone (Lower Mississippian and Devonian)
- PIPacl - Conglomerate, sandstone, and limestone (Permian to Middle Pennsylvanian)
- MDcl - Siltstone, limestone, shale, and sandstone (Lower Mississippian and Upper Devonian)

Paleozoic
- DSc - Dolomite (Lower Devonian and Silurian)
- DSt - Platey limestone, dolomite, and chert (Lower Devonian to Silurian)
- Dc - Limestone and minor dolomite (Upper and Middle Devonian)
- DOts - Calcareous shale, siltstone, chert, quartzite, and greenstone (Devonian to Ordovician)
- OCc - Limestone, dolomite, and quartzite (Middle Ordovician to Upper Cambrian)
- Ocq - Quartzite (Middle Ordovician)
- Dcd - Dolomite, sandstone, and limestone (Middle and Lower Devonian)
- SOc - Dolomite, limestone, and shale (Lower Silurian to Middle Ordovician)

Figure 7.2: Longitudinal Section Illustrating the Four Igneous Cored Domes on the Carlin Trend.


Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
SE
NW
Railroad Dome (window)
Rain Dome (window)
Maggie Creek Dome (window)
Richmond Dome/Tuscarora Spur (window)
Pinion deposit
Pod deposit
North Bullion deposit (new discovery)
Rain district
Scale in miles
0 5 10
0 10 15km
Gold Quarry
Mike
Carlin-Leeville
Genesis-Goldstrike-Meikle
elevation above mean sea level in feet
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ki
Little Boulder Basin drill intercepts
Rock Explanation
Quaternary alluvium
Post-mineral volcanics
Mississippian overlap (mollasse)
Mid-Mississippian (Antler) thrust plate Devonian Rodeo Creek and upper plate Woodruff and Ordovician Vinini clastics
Mississippian clastics (flysch)
Devonian & Silurian permissive carbonates
Silurian and Ordovician non-permissive carbonates and clastic rocks
Jurassic intrusive
Jurassic and Tertiary mafic intrusive
known gold deposits
theorized localities for unknown deposits
Cretaceous intrusive
Early Tertiary intrusive (gold event)
modified from Dave Mathewson, 2002

In Late Devonian and Middle Mississippian time, east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust. This regional fault places western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In this report the western facies are referred to as "allochthonous" whereas the eastern facies are "autochthonous". As the result of this tectonism, the Mississippian and Pennsylvanian "overlap assemblage" of clastic rocks was deposited across the region (Smith and Ketner, 1975). Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo et al., 2002; Mathewson, 2001; Rayias, 1999; Smith and Kettner, 1975). Stratigraphic identification is complicated by epigenetic dolomite alteration typically associated with Carlin- type gold deposits overprinting the carbonate rocks (Hunsaker, 2012a,b).

Multiple igneous intrusions occur along the Carlin Trend. The oldest igneous rocks are reported to be Late Triassic age (Teal and Jackson, 2002). Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike Deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous age Richmond Stock (quartz monzonite); the Eocene age Welches Canyon Stock; and hydrothermally-altered and locally gold-bearing felsic to mafic dikes/dike swarms of Tertiary (Eocene) age (Ressel, 2000).

Post-dating the Carlin-style gold mineralization are Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, tuff beds and tuffaceous sediments. Primarily rhyolitic in composition, the volcanic cover rocks comprise a bimodal suite including rocks as mafic as basalt.

Tertiary crustal thinning commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism. The extension is generally east-west directed and is manifested in the Basin and Range physiography. The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension. The significant consequence of extensional faulting is the dismemberment and tilting of preexisting features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada. The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks. Because of this, most gold mineralization has been discovered where "windows" through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks. Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits. The extensional faulting distorts and dismembers preexisting features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

7.2 Local Geology

Select portions of the Local Geology section, as previously described in the Hunsaker (2012a,b) report, have not materially changed and are directly quoted (with minor sequence and formatting changes) within the following section.

The core of the Pinon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks (Smith and Ketner, 1975). Minor folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range. Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens. A summary of the stratigraphic units and map abbreviations is provided in Table 7.1. The property scale geology of the Railroad-Pinion Project is illustrated in Figure 7.3a, along with its corresponding legend (Figure 7.3b), and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

7.2.1 Railroad Geology

The following discussion of Railroad Geology includes quoted sections from a previous Technical Report on the Railroad Project by Hunsaker (2012b) and Shaddrick (2012).

> *"The Railroad District is underlain by large, Tertiary age, multi-phase intrusive complex. The stock is quartz monzonite with a later stage rhyolitic core and outcrops over less than a half of a square mile (Gillerman, 1981). Numerous dikes are found adjacent to and peripheral from the Bullion Stock. Gillerman (1981) obtained a K-Ar date of 36.3 to 37.8 Ma for the Bullion Stock and suggested that it may be the upper portion of a much larger intrusion she named the Grey Eagle pluton. U.S. Geological Survey aeromagnetics and drilling in the 1960's and 1970's indicated the Grey Eagle pluton is as close as 1,000 feet beneath the surface"*

Table 7.1: Formation Correlation Table.

Group Formation Member (Smith, 1963)	Figure 12: Local Geology Map Labels
	Qd, Qc, Qcst, Qls, Qay, Qfy, Qfo
Argillite unit in Lee Canyon	Tts8, Tcg8, Tba7, Tts6, Tba4, Telk
Bullion Stock	Trhy3, Tgd2
Diamond Peak and Chainman Webb Argillite unit in Lee Canyon	Mrai, Mton, Mmel, Mc, Mtp Mweb, Mlec,
Argillite quartzite unit in Lee Canyon	
Devils Gate Limestone Woodruff Nevada Fm upper dolomite Oxyoke Canyon member Beacon Peak Dolomite Member	Ddg, Dwood, Dnvud, Dnvoc, Dnvbpl, Dnvbp
Nevada Formation	Dnu
Lone Mountain Dolomite	Dslm
Hanson Creek Fm	SOhad
Eureka Quartzite	Oen
Pogonip Group	Opog

Since the Hunsaker (2012a,b) and Shaddrick (2012) reports, twenty four (24) additional samples of igneous (intrusive and extrusive) rocks from the Railroad Project area were collected and age dated by Christopher Henry of the Nevada Bureau of Mines and Geology, University of Nevada. This work was conducted to further investigate the igneous geology at the Project and its relationship to mineralization. The samples were selected during a program that comprised field work and an examination of drill core to determine rock types, relative (cross-cutting) age relationships and spatial relationships to gold and/or base metal mineralization. The selected samples of igneous rocks and mineralization were sent for petrographic (thin section) analysis, chemical analyses, and $^{40}Ar/^{39}Ar$ and U-Pb zircon age dating. The age dating work included mineral separations of sanidine, zircon, and/or other minerals as appropriate, and was performed at the New Mexico Geochronological Research Laboratory (New Mexico Tech, Socorro, New Mexico) and to the USGS – Stanford SHRIMP U-Pb lab (Stanford University, California). Data analysis and interpretation is currently in progress, however, a preliminary interpretation of the $^{40}Ar/^{39}Ar$ and U-Pb age dates suggests the following. Igneous rocks at the Railroad Project were emplaced and/or deposited during at least 4 distinct episodes between 38.9 and 37.5 Ma, with two possible major pulses at 38.4 and 37.8 Ma, that have produced at least 10 distinct rocks types (Henry *pers. comm.* of unpublished data, 2014).

Figure 7.3a: Property Geology (After Smith and Ketner, 1978.


GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Property Geology
Railroad Pinion Area
1:100,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014
580000
585000
590000
4495000
4490000
4485000
4480000
Rain
Emigrant
Railroad Project
North Bullion
Railroad
T31N R53E
Pinion Project
Pinion
Dark Star
T30N R53E
Legend
GSV Mineralized Zone
Railroad Pinon Project Outline
Railroad Mineralized Zone
Pinion Mineralized Zone
Rain Emmigrant Mineralization
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
Type
Canal/Ditch
Drainage
Waterbodies

Figure 7.3b: Legend for Property Geology (After Smith and Ketner, 1978) .

DESCRIPTION OF MAP UNITS

Ql LANDSLIDE DEBRIS (HOLOCENE AND PLEISTOCENE) – Rubble composed of very large to small blocks and pieces of local rock units

Qal ALLUVIUM AND COLLUVIUM (HOLOCENE AND PLEISTOCENE) – Silt, sand, and gravel along streams and as slope wash

Qg GRAVEL, SAND, AND SILT (HOLOCENE AND PLEISTOCENE) – Nontuffaceous deposits on benches and terraces. Thickness commonly 6-18 m (20-60 ft)

QThr HAY RANCH FORMATION (PLEISTOCENE AND PLIOCENE) – Clay, tuff, limestone, tuffaceous siltstone, sandstone, and fanglomerate. Thickness at least 400 m (1,300 ft)

Tb ANDESITE AND BASALTIC ANDESITE (UPPER MIOCENE) – Dark-gray to black mostly dense and aphanitic flows. Thickness about 305 m (1,000 ft)*

Tbp BASALT (UPPER MIOCENE) – Small basalt plugs at north end of Pine Valley

Th HUMBOLDT FORMATION (UPPER MIOCENE) – Tuff, vitric ash, tuffaceous siltstone and sandstone, conglomerate, and limestone; some diatomite. Thickness about 580 m (1,900 ft)

Tpc PALISADE CANYON RHYOLITE (UPPER MIOCENE) – Rhyolite flows. Forms wedge in Humboldt Formation. Maximum thickness about 245 m (800 ft)

Twt RHYOLITIC WELDED TUFF (OLIGOCENE) – Covers small area on east flank of Cortez Mountains. Thickness about 60 m (200 ft)

Tmi MAFIC TO INTERMEDIATE INTRUSIVE ROCKS (OLIGOCENE) – Dark-gray to black, dense, and aphanitic intrusive rocks in plugs and dikes

Tyv YOUNGER INTERMEDIATE TO SILICIC VOLCANICS (OLIGOCENE) – Mostly lavas ranging from andesite to quartz latite; some interlayered ash-flow tuffs and volcanic breccias. Thickness 275-305 m (900-1,000 ft)

INDIAN WELL FORMATION (OLIGOCENE) – Maximum measured thickness 1,015 m (3,300 ft)

Tiws Tuffaceous sedimentary rocks – Upper part (about 640 m or 2,100 ft thick), fluviatile tuffaceous sandstone is predominant, but evenly bedded tuff and lacustrine limestone are interbedded with the sandstone. Lower 305-360 m (1,000-1,200 ft) is composed of fluviatile deposits of predominantly sandstone and less conglomerate and siltstone and mudstone; many beds tuffaceous

Tiwt Ash-flow tuff – Rhyolitic to dacitic ash-flow tuffs which range from nonwelded to densely welded

Tiw Interlayered ash-flow tuff and tuffaceous sedimentary rocks

Tiwb Basal unit – Tuff and tuffaceous sedimentary rocks. Includes volcaniclastic conglomerate and sandstone which also contain fragments of Paleozoic rocks; some welded tuff

SILICIC INTRUSIVE ROCKS (OLIGOCENE):

Ti Mostly rhyolite – In dikes, stock, and core of stock near Bullion

Tig Granite, quartz monzonite, monzonite, and quartz diorite – In outer shell of stock near Bullion

Ta MAFIC TO SILICIC VOLCANICS (OLIGOCENE) – Dark fine-grained lavas; thin beds of volcaniclastic sandstone. Thickness about 90-120 m (300-400 ft)

Tov OLDER INTERMEDIATE VOLCANICS (OLIGOCENE) – Latitic to andesitic lavas. Thickness somewhat more than 150 m (500 ft)

Te ELKO FORMATION (OLIGOCENE OR EOCENE) – Thin-bedded light-gray and tan limestone having a yellow tint; ostracode coquinites; laminated shale and siltstone; oil shale; claystone and marl; tuff in upper part. Maximum thickness about 760 m (2,500 ft)

Tl LIMESTONE (EOCENE) – Gray to tan and white, dense, sugary, thick-bedded limestone. Thickness 305 m (1,000 ft)

Tlc CHERTY LIMESTONE (EOCENE) – Gray and tan dense limestone; much black, brown, and tan opaline chert in pods and lumps. Contains snail shells. Thickness about 305 m (1,000 ft)

Tcs CONGLOMERATE, SANDSTONE, SILTSTONE, AND LIMESTONE (EOCENE?) – Conglomerates of pebble- to boulder-sized clasts derived from Paleozoic rocks. Interbedded sandstone and siltstone. Brown and gray limestone and sandy limestone which weather tan, brown, and red. Maximum thickness about 760 m (2,500 ft)

Tcl LIMESTONE AND LIMESTONE-CLAST CONGLOMERATE (EOCENE?) – Gray limestone commonly dense; conglomerate of pebble- to boulder-sized clasts of mostly carbonate rocks derived from nearby Paleozoic formations. Maximum measured thickness 195 m (635 ft)

NEWARK CANYON FORMATION (UPPER AND LOWER CRETACEOUS):

Knc Main body – Gray, tan, and brown and red sandstone and conglomerate, lesser amount of siltstone, and a little limestone in Cortez Mountains. Gray shale, sandstone, conglomerate, and limestone in Piñon Range. Maximum thickness about 670 m (2,200 ft)

Knb Basal member – Poorly consolidated dark-gray to black mudstone, some siltstone, thin pebbly layers, and sandstone and conglomerate lenses. Maximum thickness about 215 m (700 ft)

Jak ALASKITE (UPPER JURASSIC) – Mostly fine- to medium-grained much-altered intrusive rock

Jg GRANODIORITE (UPPER JURASSIC) – Medium-grained much-altered gray intrusive rock

FRENCHIE CREEK RHYOLITE (UPPER JURASSIC) – Maximum thickness may be 2,135 m (7,000 ft)

Jfr Rhyolite? – Much-altered rhyolite(?) occurring as a plug

Jfu Upper member – Mostly rhyolite to andesite lavas, commonly fine-grained porphyritic. Light gray to black and reddish brown are the most common colors

Jfl Lower member – Flows, tuffs, and clastic sedimentary rocks

Js SOD HOUSE TUFF (UPPER? JURASSIC) – Mostly altered white silicic ash-flow tuff. Thickness about 305 m (1,000 ft)

Jb BIG POLE FORMATION (UPPER? JURASSIC) – Mostly poorly sorted sedimentary rocks composed of volcanic fragments and plagioclase and quartz; some lava flows. Thickness at least 305 m (1,000 ft)

UNDIVIDED UPPER AND LOWER PERMIAN AND UPPER PENNSYLVANIAN ROCKS – Maximum thickness about 1,525 m (5,000 ft)

PPu Main body (Upper and Lower Permian and Upper Pennsylvanian) – Thin-bedded calcareous siltstone and sandstone which weather to yellow and tan platy fragments; limestone, dolomitic limestone, and dolomite; some black platy limestone; conglomerate and conglomeratic sandstone. Thickness 1,220± m (4,000± ft)

Puc Carbonate rocks and much chert (Upper Permian) – Mostly limestone and dolomite and interbedded tan and brown chert layers and pods; some siltstone. Thickness 290+ m (950+ ft)

PPs STRATHEARN FORMATION (LOWER PERMIAN AND UPPER PENNSYLVANIAN) – Sandy limestone, tan and yellow calcareous siltstone; crossbedded sandy and pebbly limestone; quartzite- and chert-clast conglomerate. Thickness 365-610 m (1,200-2,000 ft)

Pt TOMERA FORMATION (MIDDLE PENNSYLVANIAN) – Interbedded and interfingering limestone- and siliceous-clast conglomerate. Thickness 520-610 m (1,700-2,000 ft)

Pm MOLEEN FORMATION (MIDDLE AND LOWER PENNSYLVANIAN) – Gray limestone, commonly ledgy, and interbedded silty and sandy limestone; pods and layers of chert; conglomerate lenses. Thickness 365-490 m (1,200-1,600 ft)

TOMERA AND MOLEEN FORMATIONS UNDIVIDED (MIDDLE AND LOWER PENNSYLVANIAN) – Maximum thickness 1,005 m (3,300 ft)

Ptm Main body – Complete mixture of rock types that occur in the two formations

Ptc Conglomerate – Mostly siliceous-clast conglomerate and sandstone

PMd DIAMOND PEAK FORMATION (LOWER PENNSYLVANIAN AND UPPER AND LOWER MISSISSIPPIAN) – Conglomerate of mostly chert and quartzite clasts ranging in size from pebbles to boulders; sandstone; some marl and shaly beds and limestone; lenticular units. Thickness 1,435± m (4,700± ft)

Mc CHAINMAN SHALE (UPPER AND LOWER MISSISSIPPIAN) – Mostly gray and some almost black shale and sandstone of quartz and chert grains; some conglomerate lenses; some thin limestone and calcareous sandstone beds; pebbly mudstone. Thickness about 490-760 m (1,600-2,500 ft)

Mdc DIAMOND PEAK AND CHAINMAN FORMATIONS UNDIVIDED (UPPER AND LOWER MISSISSIPPIAN) – Conglomerate, sandstone, and shale; no one lithology dominant

Mw WEBB FORMATION (LOWER MISSISSIPPIAN) – Gray siliceous mudstone; black to gray tan-weathering dense limestone in lenses near top. Thickness 0-245 m (0-800 ft)

Ma ARGILLITE OF LEE CANYON (LOWER MISSISSIPPIAN) – Black siliceous argillite and a little black chert; a very little conglomerate and sandstone near top. Thickness 1,525+ m (5,000+ ft)

UPPER PLATE ROCKS OF ROBERTS MOUNTAINS THRUST

Siliceous assemblage

Dw WOODRUFF FORMATION (UPPER, MIDDLE, AND LOWER DEVONIAN) – Dark-gray to black siliceous mudstone and chert; lesser amounts of shale, siltstone, dolomitic siltstone, dolomite, and limestone. Thickness 915-1,830(?) m (3,000-6,000? ft)

Sc CHERT AND SILTSTONE (MIDDLE OR LOWER SILURIAN) – Gray, tan, brown, and green chert and lesser amounts of siltstone. Thickness about 120-150 m (400-500 ft)

Ov VININI FORMATION (UPPER, MIDDLE, AND LOWER ORDOVICIAN) – Predominantly black chert, and shale and siltstone. Thickness probably at least 1,000 m (3,280 ft)

Ova VALMY FORMATION (MIDDLE ORDOVICIAN) – Shale, quartzite, and greenstone. Thickness slightly more than 50 m (150 ft)

Transitional assemblage

Dlc LIMESTONE AND CHERT (UPPER AND MIDDLE DEVONIAN) – Gray limestone, sandy limestone, chert, and chert-pebble conglomerate. Thickness a few hundred meters (few hundred ft)

Drm ROBERTS MOUNTAINS FORMATION (LOWER DEVONIAN) – Black shaly and platy carbonaceous silty dolomite and dolomitic marl. Exposed in thrust slice. May not be in upper plate of Roberts Mountains thrust. Thickness 90± m (300± ft)

Oc CLAYSTONE, SHALE, AND LIMESTONE (UPPER, MIDDLE, AND LOWER ORDOVICIAN) – Claystone, shale, sandy and gritty limestone, chert, limestone, and quartzite. Thickness 490+ m (1,600+ ft)

LOWER PLATE ROCKS OF ROBERTS MOUNTAINS THRUST

Carbonate assemblage

Ddg DEVILS GATE LIMESTONE (UPPER AND MIDDLE DEVONIAN) – Medium- to thick-bedded, light- and dark-gray limestone. Thickness 285+ m (940+ ft)

NEVADA FORMATION:

Dnu Upper dolomite member (Middle Devonian) – Brown and gray dolomite in alternating layers. Thickness 255-630 m (845-2,065 ft)

Dno Oxyoke Canyon Sandstone Member (Middle and Lower Devonian) – Quartzite and sandstone containing variable amounts of dolomite. Thickness 0-185 m (0-600 ft)

Dnb Beacon Peak Dolomite Member (Lower Devonian) – Thin- to thick-bedded, gray to brown dolomite; peculiar grainy appearing texture and thin red stylolites are characteristic. Contains lenses of limestone, mapped on Pine Mountain. Thickness 205 m (675 ft)

DSlm LONE MOUNTAIN DOLOMITE (LOWER DEVONIAN AND UPPER SILURIAN) – Upper part mostly alternating brown and gray dolomite in 0.6-4-m (2-12-ft)-thick beds. Lower part mostly obscurely thick-bedded gray dolomite. Thickness 425+ m (1,400+ ft)

Ohc HANSON CREEK FORMATION (UPPER AND MIDDLE ORDOVICIAN) – Thin- to thick-bedded black and gray dolomite. Dolomitic and limy siltstone, silty limestone, and very fine-grained sandstone that weather yellow at top of formation. Thickness 40 m (130 ft)

Oe EUREKA QUARTZITE (MIDDLE ORDOVICIAN) – Thick-bedded to obscurely thin-bedded white quartzite. Thickness 21 m (70 ft)

Op UPPER PART OF POGONIP GROUP (MIDDLE ORDOVICIAN) – Mainly thin-bedded gray dolomite, some thick-bedded; interbeds of shale in upper part. Exposed thickness about 105 m (305 ft)

Figure 7.4: Railroad – Pinion Project Stratigraphic Column.


SYSTEM SERIES
GROUP FORMATION MEMBER
MAXIMUM THICKNESS EXPOSED
LITHOLOGY
LITHOLOGIC DESCRIPTION
Quaternary
Few feet
Alluvium, sand and gravel, and colluvium on steep slopes. In the northern part of the outcrop area, landslide boulder deposits of Mississippian rock are included
UNCONFORMITY
Tertiary
Few hundred feet
Tuff, lava flows, and sedimentary sand and conglomerate. Conglomerate distinguished from Paleozoic conglomerate by content of igneous clasts. Tuffs are mainly quartz latite. Flows are mainly rhyolite
UNCONFORMITY
Several thousand feet of section exposed in Piñon Range outside Railroad mining district
Lower Mississippian
Argillite unit in Lee Canyon
About 1000 ft
Siliceous argillite and chert, thin bedded, black
THRUST FAULT
Argillite-quartzite unit in Lee Canyon
About 2000 ft
Siliceous argillite and quartzite, thick- to thin-bedded. Rocks are gray to black and weather brown. Groups of mudstone beds alternate with groups of quartzite beds. Altered near base to diopside-garnet-quartz skarn
DISCONFORMITY
Upper Devonian
Devils Gate Limestone
About 800 ft, beds repeated in northern outcrop area
Limestone and dolomite. Thick- to thin-bedded. Beds of dolomite alternate with beds of limestone. Limestone is bluegray to white. Dolomite is black to white. Lighter colored carbonate is coarse grained. Spaghetti-like (Amphipora) coral is common. Breaks down to loose crystal sand. Altered to marble in places. Altered to skarn, especially near intrusive. Joints not so closely spaced as in Nevada Formation
?
Middle Devonian
Nevada Formation
About 500 ft
Dolomite, thick- to thin-bedded, creamy white, less commonly gray. Closely spaced joints. Thin-bedded part breaks down to loose crystal sand. Altered in places to coarse-grained white marble and to skarn. Less susceptible to contact alteration than Devils Gate Limestone
Quartzite, massive to obscurely thin-bedded, white or brown. Quartz grains well rounded, poorly sorted, fine- to medium-grained. Original dolomite cement altered to diopside. Joints closely spaced
?
Lower Devonian
About 100 ft exposed
Dolomite obscurely thick-bedded, gray. Basal 20 feet limy and dolomitic quartz siltstone that weathers yellow
Silurian
Lone Mountain Dolomite
About 1000 ft of section exposed in Piñon Range outside the Railroad mining district
350 ft
Dolomite, thick- to thin-bedded, black, brecciated. Abundant poorly preserved fossils. Upper 10 feet light colored and coarsely crystalline
Upper Ordovician
Hanson Creek Formation
130 ft
Quartzite, thick-bedded to obscurely thin-bedded, white. Forms cliff. Quartz grains fine to medium grained, well sorted
Middle Ordovician
Eureka Quartzite
70 ft
Middle & Lower Ordovician
Pogonip Group
350 ft
Dolomite, thick-bedded to mainly thin-bedded, gray. Thin interbeds of cherty shale in upper part. Cherty shale weathers yellow to brown. Abundant poorly preserved fossils

> *"The northern portion of the Project is primarily covered with Mississippian Webb or equivalent age rocks (Figures 7.3a, 7.3b and 7.4; Table 7.1 - this report). Detailed mapping by Westmont subdivided these units into separate lithologies (Nordquist, 1992). Westmont mapped the units striking northwesterly and dipping north. Some of the historic drill holes were drilled deeper ending in the Devonian Devils Gate Formation. Published reports from the Rain Mine suggest that Mississippian Webb and Chainman formations occur as both allocthonous and autochthonous units (Longo et al., 2002 and Mathewson, 2001)."*

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults. The north-south striking Bullion Fault Corridor separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwest and west-northwest striking faults occur across the Project. "Drilling indicates that low-angle faults have juxtaposed Devonian age carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults. These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate Formation (Ddg) and Webb Formation (Mw) as well as Webb age equivalent rocks (Mtp-Tripon Pass)" (Hunsaker, 2012b).

In the Central Bullion Target area is a westerly dipping sequence of Paleozoic rocks that are offset into numerous "distinct" blocks by west-northwest, north-south and northeast-striking faults. The west-northwest trend appears to be the most important structural trend. Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

7.2.2 Pinion Geology

The geological setting of the Pinion Project area is the same as that described above for the adjacent and contiguous Railroad Project. Thus, the stratigraphic units observed at the Pinion Project are the same as those described above, as is the overall tectonic history. The property scale geology of the Railroad-Pinion Project area is illustrated in Figure 7.3a, and corresponding legend (Figure 7.3b), and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 degrees to 25 degrees and the steeper eastern limb dips 35 degrees to 50 degrees. The Carlin-type mineralization occurs at two prospects in the Project area referred to as the Pinion and Dark Star prospects. Mineralization is strongly controlled by the contact between the underlying Devonian Devils Gate Limestone (Ddg) and the overlying Mississippian Webb Formation fine grained clastic sediments (Mw) (DeMatties, 2003).

The following information has been reproduced from a previous Technical Report on the Pinion Project by DeMatties (2003):

> *"The axis of the Pinion Anticline is defined at surface by bedding plane attitudes in thin-bedded siliciclastic strata. This anticlinorium, which can be traced for approximately 2 miles, trends north – south N20°W and plunges approximately 25° to 30° S. It is characteristically asymmetrical with moderately dipping western limbs and steep eastern limbs. Lower plate, Eastern Assemblage carbonates of Nevada and Devils Gate Formations form the core of the fold, while siliceous clastic units of the upper plate Overlap Assemblage (Mississippian Webb, Chainman, and Diamond Peak Formations) form its limbs (Calloway, 1992a). The high angle faults have dissected and displaced locally the axial trace of the anticlinorium.*

The thrust fault that defines the base of the Webb is locally strongly brecciated where intersected by fold structures and high-angle faults. An important high-angle fault bounds the northeast margin of the mineralized zones in the claim block (and South Bullion gold resource itself) and coincides with a steeply dipping Webb-Chainman monoclonal fold contact. The fold structure can be traced southeastward across the claim block by a strongly broken, limonite stained zone. Brittle deformation of Chainman sandstone along the axis of this fold resulted in strong fracturing and fault slickensides along bedding."

7.3 Mineralization

Surface geochemical sampling by GSV in 2013 resulted in the identification of five (5) additional targets (prospect areas or zones of mineralization) at the Railroad Project bringing the current total to thirteen (13). To date, eight (8) of the Railroad prospects have been drill tested by GSV. In addition, two (2) prospects have been identified by historic work on the recently acquired Pinion Project area. To date, no NI 43-101 compliant mineral resources or reserves have been defined at the Railroad-Pinion Project. The following section provides geological descriptions for the current Railroad-Pinion Project target areas and the mineralization in these areas as illustrated in Figures 7.5 and 7.6.

7.3.1 North Bullion

Carlin-style, disseminated gold mineralization at North Bullion is blind as hydrothermal alteration, gold mineralization, and associated trace element geochemistry, are not exposed at surface. The bulk of the understanding and interpretation at North Bullion prospect has occurred through the integration of information from drilling (primarily from drill core evaluation) and geophysical surveying (gravity and CSAMT). Gold mineralization is focused in the footwall of the Bullion Fault zone (see "footwall model" in Section 8 below), a north-south striking zone of normal faults with an overall 'down to the east' sense of motion. The footwall is a horst of Paleozoic siliciclastic and carbonate rocks, whereas the hanging wall is a deep graben filled with Tertiary age volcanic rocks. In the footwall, north-south-, northwest-, west-northwest- and northeast-striking faults appear to be important controls on mineralization.

Gold mineralization at North Bullion has been identified in an area measuring ~3200 feet (~975m) north-south by ~1000 feet (~300m) east-west. Mineralization starts at ~325 feet (~100m) below surface and may attain thicknesses of 730 feet (~220m). Mineralization remains open in all directions. The reported gold intervals may, or may not represent true thicknesses and or widths. In general, gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths, lengths and continuity.

Gold is hosted in two unique breccia zones beneath a series of Eocene age dacite sills (Figure 7.7). The upper structural breccia is a gently to moderately dipping zone of strongly sheared siliciclastic/carbonate rocks of the Mississippian Tripon Pass Formation and, a flat lying, lower zone of dissolution collapse breccia developed in micrite and calcarenite at the top of the Devil's Gate Formation (Jackson and Koehler, 2014). Gold mineralization typically occurs with sooty pyrite, carbon, dolomite, decalcification, clays and silicification.

Figure 7.5: Historic (Pre-2010) Soil Geochemistry and Railroad – Pinion Target Areas.


Legend
Soil Samples
Au (ppb)
< 9
9.01 - 19
19.01 - 29
29.01 - 49
> 49
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
Railroad
Pinion
North Ridge
Railroad Fault
Cherry Springs
North Bullion
Bald Mountain
Central Bullion
Bullion Fault Corridor
West Pine Mountain
Lee Canyon
Bullion Stock
Mill Creek
South Bullion Fault Corridor
South Fault
Dark Star North
Dark Star
Papoose Canyon North
Pinion
Papoose Canyon
JR Butte
31N 53E
31N 52E
30N 54E
29N 53E
29N 52E
580000
585000
590000
4490000
4485000
4480000
4475000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Pre-2010 Soil Geochemical Locations Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 7.6: Historic (Pre-2010) Rock Geochemistry and Railroad – Pinion Target Areas.


Legend
Rock Samples
Au (ppm)
< 0.05
0.05 - 0.10
0.11 - 0.30
0.31 - 0.50
> 0.50
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
Railroad
Pinion
North Ridge
Railroad Fault
Cherry Springs
North Bullion
Bald Mountain
Bullion Stock
Central Bullion
West Pine Mountain
Mill Creek
Bullion Fault Corridor
Lee Canyon
South Bullion Fault Corridor
South Fault
Papoose Canyon North
LT
Dark Star North
Dark Star
Pinion
Papoose Canyon
JR Butte
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Pre-2010 Rock Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 7.7: North Bullion Tectono-Stratigraphic Column (after Jackson, 2013).


NORTH BULLION DEPOSIT
Alteration
Gold Zone
Tectono - Stratigraphic Section
Tertiary Indian Well Fm. (Tiw)
Tertiary Elko Fm. (Te)
Mudstone
Sandstone
Micrite
Conglomerate
Mississippian Chainman Fm. (Mc)
Sandstone (ss), Silty Mudstone (slms) >> Conglomerate (cgl)
Sandstone (45%)
Silty Mudstone (45%)
Conglomerate (5-10%)
Tertiary Dacite Porphyry Sills, Silty Mudstone, Sandstone
Sandstone (50%), Silty Mudstone (50%)
Mississippian Tripon Pass Fm. (Mtp)
Limestone 1 - Micrite
Multi-Lithic Breccia
Sandstone (50%), Mudstone (50%)
Limestone 2 - Calcarenite, Calcisiltite >> Micrite, mudstone
Mississippian Chainman Fm. (Mc)
Sandstone (60%), Mudstone (30%), Conglomerate (10%)
Devonian Devil's Gate Fm. (Ddg)
Devonian Upper Nevada Group (Dnu) - Telegraph Canyon Fm.
Devonian Oxyoke Fm. (Dox)
Devonian Lower Nevada Group (Dnl) - Beacon Peak Fm.
Upper Zone
Lower Zone
Collapse Breccia
Silicification
Decarbonatization Dolomitization
Moderate Silicification
500
1000
1500
2000
2500

Gold Standard is supporting a North Bullion-focused MSc thesis with the University of Nevada Las Vegas. The thesis, which is in progress and not yet complete, is designed to determine the mineralogy and paragenesis of mineralization and alteration, determine the size and intensity of alteration haloes of both visible alteration minerals and stable isotope signatures, and characterize fluid pathways (Newton and Cline, 2014). The following is a summary of preliminary findings to date: 1) mineralogical characteristics examined to date indicate that the North Bullion mineralization displays ore pyrite chemistry, textures and alteration minerals similar to known Carlin–type gold mineralization; 2) the North Bullion pyrites have partial Au-bearing rims and the same trace element chemistry as known Carlin–type gold mineralization; 3) the host rocks at North Bullion have been locally decarbonatized, argillized, dolomitized and silicified, exhibiting alteration similar to known Carlin–type gold mineralization, and 4) the mineralization is hosted along lithologic contacts, within mudstone/silty mudstone/limestone and/or multi-lithic breccia, and within the lower collapse breccia zone (Newton and Cline, 2014). Petrography indicates that collapse and tectonic breccia within the area formed during the pre-, syn-, and post-gold mineralization stages (Newton and Cline, 2014). This may indicate that multi-stage brecciation was related to multiple episodes of movement and long-lived hydrothermal activity along the Bullion Fault corridor and other related structures in the area (Newton and Cline, 2014).

7.3.2 Bald Mountain

At the Bald Mountain target, discreet and separate disseminated gold and copper mineralization is hosted in strongly oxidized, breccia bodies within quartz hornfelsed Webb Formation immediately above Devil's Gate Formation marble. The hydrothermal system correlates with a prominent gravity low on the northeast flank of the Bald Mountain Stock.

The gold and copper zones are spatially separate with the gold zone occurring in the upper part of the breccia and the copper located in the lower part of the breccia above the Devil's Gate marble. A Carlin-style structural framework of north-, northeast- and west northwest-striking faults, and quartz porphyry to dacite filled faults cut through this target. Vertical and laterally-extensive hydrothermal alteration comprises oxidation, clays, silicification, and quartz veins/stockworks.

Based on historic and more recent (GSV) data, the Bald Mountain target comprises a large mineralizing system measuring 700 feet (~210m) north-south by 1,800 feet (~550m) east-west. Mineralization starts at ~325 feet (~100m) below surface on the east side of the Target and ranges between 40 and 250 feet (~12-75m) in thickness. The target is currently at an early stage of exploration and mineralization remains open in all directions. The work completed and data available are insufficient to determine the length, width, or continuity of the mineralization.

7.3.3 Central Bullion

The following description of the Central Bullion target is taken from Hunsaker (2012b):

> *"In the Central Bullion Area (Target), historic replacement ores found as vertical "chimneys of ore" were described by Emmons (1910) at the intersections of narrow veins; the ore was almost always completely oxidized and principal ore minerals are lead carbonates, cerargyrite, pyromorphite, malachite, azurite, chrysocholla, cuprite, pyrite, chalcopyrite, galena, and bornite in a gangue of quartz and calcite. Copper-bearing, skarn ores were comprised of pyrite, chalcopyrite, bornite, chalcocite, galena, sphalerite, and tetrahedrite that were locally altered to carbonates and oxides. These mineralized zones are primarily found in the Devonian Devils Gate and Nevada Formations."*

Core drilling indicates that multiple zones of silver, copper, lead and zinc mineralization occur within skarn developed in the Devil's Gate Formation (Jackson and Koehler, 2014). These skarn zones occur along the west-northwest-striking, dike filled, Standing Elk fault near the margin of the Bullion Stock. The Standing Elk dike is part of a larger 1,700 foot-wide (520 m) by 16,000 foot-long (4,900 m) corridor of west-northwest-striking, quartz-feldspar porphyry dikes (Jackson and Koehler, 2014). Mineralization begins at, or very near, surface and has been traced downdip to ~1100 feet (330 m) below surface, and remains open in all directions. The work completed and data available are insufficient to determine the length, width, or continuity of the mineralization.

7.3.4 Railroad Fault

The Railroad Fault target area encompasses a west-northwest trending structural corridor along which is located the historical POD deposit area. Section 6.2 of this report discusses historic resource estimates for the POD (Railroad) zone of mineralization. The following description of the Railroad Fault target is taken from Hunsaker (2012b):

> *"The Railroad Fault Target area has a geologic setting similar to the North Bullion Target zone. Drilling by Gold Standard Ventures and historic drilling has demonstrated the presence of Carlin-style gold-bearing mineralization. Historic estimates, work completed by previous operators, and GSV exploration describe gold mineralization associated with jasperoids, silicification, argillization, pyritization, barite, and potentially dolomitization within a west-northwest trending corridor. Generally this mineralization is associated with the contact zone of the Mississippian Webb and the Devonian Devils Gate Formation. A historical estimate (non NI-43101 compliant) was done for a zone 1500 feet long (northwest-southeast), 400 feet wide and approximately 200 feet thick. The zone is as shallow as 20 feet below the surface and has good continuity. The broader Target area has widespread gold mineralization in drilling and surface geochemistry with the favorable characteristics (noted above) mapped on the surface or noted in drilling. The work completed and data available throughout the broader Railroad Fault Target area are insufficient to determine the length, width, depth, or continuity of the gold mineralization."*

7.3.5 Bullion Fault Corridor

Carlin-style hydrothermal alteration, gold mineralization and associated trace element geochemistry occur beneath post-mineral volcanic cover along the Bullion Fault Corridor to the south of the North Bullion Target. Zones of anomalous (<0.010 oz Au/st) Carlin-style gold mineralization and elevated arsenic occur in close association with silicified, dolomitized and clay altered Paleozoic rocks, and quartz-sericite-pyrite altered igneous dikes. The work completed and data available throughout the Bullion Fault Corridor Target area are insufficient to determine the length, width, depth, or continuity of the gold mineralization.

7.3.6 Cherry Springs

The Cherry Spring Target was identified based on geologic mapping, gravity and CSAMT. At this location, drilling targeted Carlin-style disseminated gold mineralization at two separate structural intersections with the west-northwest-striking Cherry Spring fault. Like the North Bullion Target, Cherry Springs is a blind target. The best intercepts were returned from drill hole RR12-29, which intersected 18 feet of 0.021 oz Au/st and 13 feet of 10.94 oz Ag/st. Disseminated gold and silver mineralization occurred with silicification, barite, carbon, barite in a multi-lithic collapse breccia at ~1400-foot depth. The work completed and data available at the Cherry Springs Target area are insufficient to determine the length, width, or continuity of the gold mineralization.

7.3.7 LT

The LT Target area has a geologic setting similar to that of the North Bullion Target zone. Historic drilling, soil geochemistry, and rock geochemistry have demonstrated the presence of gold-bearing mineralization with similar favorable characteristics (Hunsaker, 2012). The LT area is complicated by numerous high angle faults, and the presence of gravity slide blocks that shuffle and comingle Paleozoic siliciclastic and carbonate rocks into a complex tectono-stratigraphic sequence. The work completed at the LT Target to date is insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.8 North Ridge

The North Ridge Target comprises soil geochemical anomalies that suggest the presence of a gold-bearing mineralized system and geophysical (gravity) signatures indicate the presence of major fault zones. The work completed and data available throughout the North Ridge Target area are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.9 South Bullion Fault Corridor Target

Mapping at this location illustrates a structural intersection of the north-south striking Bullion Fault Corridor and several northeast- and northwest-striking faults within the Lone Mountain Dolomite, Nevada Group dolomite and Oxyoke Formation. Results from 505 rock samples identified the following range of assays: <0.005 – 1.425 ppm Au; <0.2 – 418 ppm Ag; <1-30,960 ppm Cu, <2->300,000 ppm Zn, and <2-120,200 ppm Pb. The exploration work completed, combined with the available data at the South Bullion Fault Corridor Target are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.10 Lee Canyon Target

This Target area is characterized by numerous historic adits and shafts on the southwest flank of the Bullion Stock. The historic workings accessed base metal skarn deposits hosted in bleached, metamorphosed Devils Gate Formation carbonate rocks. North-south and northeast-striking faults cut the marble at this location. Results from 301 rock samples identified the following range of assays: <0.005 - 1.93 ppm Au, <0.2 - 2,570 ppm Ag, 1 - 190,200 ppm Cu, <2 - 40,930 ppm Pb, and 3 - 150,900 ppm Zn. The exploration work completed, combined with the available data at the Lee Canyon Target are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.11 Mill Creek Target.

At this location west of the Bullion Stock, siliciclastic rocks in the upper plate of the Roberts Mountains Thrust (RMT) and rocks of the Chainman and Webb Formations in the lower plate of the RMT have been cut by northwest-striking quartz feldspar porphyry dikes and northeast-striking faults. Weak hornfels development, silicification and quartz veining have been identified by mapping. Results from 219 rock samples identified the following range of assays: <0.005 -0.124 ppm Au, <0.2 - 10 ppm Ag, <2 - >10,000 ppm As, and 2 - 4,400 ppm Zn. The exploration work completed, combined with the available data at the Mill Creek Target are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.12 West Pine Mountain Target

This Target area is located on the western flank of Pine Mountain, a prominent topographic feature that exposes Paleozoic carbonate rocks of the Devils Gate, Nevada Group and Oxyoke Formations. Results

from 211 rock samples identified the following range of assays: <0.005 - 0.25 ppm Au, <0.2 - 2.8 ppm Ag, <0.2 - 523 ppm As, 2 - 46,300 ppm Zn. The exploration work completed, combined with the available data at the West Pine Mountain Target are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.13 South Fault Target

This Target area is dominated by an east west-striking fault that juxtaposes Chainman Formation sandstone against Woodruff Formation mudstone. Results from 143 rock samples identified the following range of assays: <0.005 - 0.011 ppm Au, <0.2 - 3,800 ppm Zn, <1 - 197 ppm Mo. The exploration work completed, combined with the available data at the South Fault Target are insufficient to determine the length, width, depth, or continuity of the mineralization.

7.3.14 Pinion Deposit Area

Historic exploration, including extensive drilling, conducted by previous owners/operators at the Pinion target area has demonstrated the presence of Carlin-style gold mineralization similar in its setting to that described above for the Railroad and North Bullion target areas. Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that have replaced favorable lithologies in the lower Mississippian Webb Formation and, less commonly, in the upper Devonian Devils Gate limestone (McCusker and Drobeck, 2012). Example cross-sections of the geology and gold mineralization along with locations of the cross-sections are provided in Figures 7.8a to 7.8d. Gold deposition is thought to have occurred with late silica flooding and quartz veining and was accompanied by the deposition of minor pyrite, arsenopyrite, stibnite, cinnabar and other 'epithermal minerals' which have been extensively oxidized to depths of approximately 600 feet, or more (DeMatties, 2003). Barite-rich breccias can also be observed associated with jasperoid bodies at surface. Significant control on the distribution of gold appears to have been exerted by folding in that the highest grades and thickest mineralization occurs in the apical hinge portion of the Pinion anticline. The Main Zone mineralized zone trends approximately N60°W to N70°W, reaches up to 4,800 ft (1.46 km) along strike and varies from 500 ft to as much as 1,100 ft wide (150 to 330 m). Several historic resource estimates (non – NI 43-101 compliant) have been completed at the Pinion prospect and are described in greater detail within the History section of this report. The historic exploration has identified two adjacent zones of gold mineralization identified as the Main Zone and North Pod Zone.

7.3.15 Dark Star Area

Historic exploration, including drilling, conducted by previous owners/operators at the Dark Star target area has demonstrated the presence of Carlin-style gold mineralization. The Dark Star prospect occurs at a higher stratigraphic level than the Pinion Prospect, within possibly the Pennsylvanian Tomera Formation (Smith and Ketner, 1975) which is cut by north and north-northeast-striking hydrothermal breccia and/or jasperoid. Reports by Crown Resources indicate that the uppermost portion of the sedimentary package comprises Tertiary Humboldt Fm. (McCusker and Drobeck, 2012). The sedimentary rocks are cut by thin rhyolite dikes, part of a regional trend of faults, dikes, and silicification that runs along the east side of the Piñon range that Crown's geologist referred to as the "Dark Star Structural Trend". This trend extends to the north onto the Railroad Project area and to the south toward the Dixie Creek prospect of Allied Nevada (see the Adjacent Properties section of this report).

Figure 7.8a: Pinion Area Local Geology and Cross Section Locations.


584000
586000
588000
T30N R53E
Pinion Project
Pinion
Dark Star
S1
S2
S3
S4
N
4480000
GOLD STANDARD VENTURES
High Au in Drillholes &
Sections - Pinion Area
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014

Figure 7.8b: Pinion Cross Section S1.


SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
CTC-022
SS-084
SS-104
SS-102
Mineralization
GSV
Stratigraphy
Transform Section #4
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

Figure 7.8c: Pinion Cross Section S2.


SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
CTC-013
CPR-092
CPR-093
TCT-010
CPR-066
CPR-109
TCT-024
TCT-019
TCT-018
PMZ-03-04
TCK-003
Mineralization
GSV
Stratigraphy
Scale
1 : 2080.47
Transform Section #1
+/-50 Ft
Gold Standard Ventures Corp
Pinion Project

Figure 7.8d: Pinion Cross Section S3.


SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
TCX-025A
SB-108
SB-071
SB-066
SB-078
SB-111
SB-019
SB-134
SB-020
SB-133
SB-112
Mineralization
GSV
Stratigraphy
Scale
1 : 4810.96
Transform Section #2
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

8.0 DEPOSIT TYPES

Gold Standard currently recognizes three styles of mineralization at the Railroad and Pinion Project areas:

- Carlin-type sedimentary rock-hosted gold mineralization.
- Skarn-type silver, copper, lead, zinc, gold mineralization.
- Sedimentary rock-hosted gold, silver and copper mineralization hosted in hornfelsed Paleozoic rocks (similar to geologic patterns observed at the Mike Gold-Copper-Zinc-Silver Deposit, as described by Norby and Orobona, 2002).

Since mid-2012 (Hunsaker, 2012a,b; Shaddrick, 2012), the information on deposit types for the Railroad – Pinion Project area has evolved and been modified due to observations related to the collection and interpretation of ongoing additional exploration data.

The detailed mineralization models utilized by Gold Standard for the Railroad Project are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Gold Standard geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad with well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults. The identification of these geologic patterns at Railroad lends credence to the mineralization models that are being used on the Project.

Geologic features that form characteristic patterns associated with Carlin-type, sedimentary rock-hosted gold mineralization include:

- Gold deposition at siliciclastic rock / carbonate rock contacts.
- The "footwall model", which refers to sedimentary rock-hosted gold mineralization occurring in favorable Paleozoic carbonate rocks in the footwall (horst) of a normal fault that typically has +500 feet (+150 m) of normal displacement. Many Carlin-type, sedimentary rock-hosted gold deposits are characterized by this model, including but not limited to: Leeville (Jackson *et. al.,* 2002), Betze-Post and Meikle (Bettles, 2002) and Deep Star (Clode *et. al.,* 2002).
- Collapse breccia developed in carbonate rocks, and in overlying siliciclastic rocks. Collapse breccia is one of the preferred hosts for disseminated gold mineralization.
- West-northwest, northwest-, northeast-, and north-south-striking high-angle faults.
- Folds. Anticlines and overturned anticlines are structural features that serve as hydrothermal and metal-bearing fluid traps.
- Alteration types include: dolomitization, decalcification, silicification, argillization, oxidation, fine-grained sooty pyrite, carbon and barite. Teal and Jackson (1997) noted that these types of deposits typically contain laterally and vertically continuous zones of hypogene oxidation.
- Proximity to a multi-phase igneous center with associated igneous dikes and sills.
- Microscopic gold associated with arsenic-rich pyrite. Associated trace elements include arsenic, mercury, antimony, thallium and zinc.

Geologic features and patterns associated with Carlin-type sedimentary rock-hosted gold mineralization have been identified and verified by geologic work and drilling on the Railroad – Pinion Project. Specific areas for this type of mineralization include the North Bullion Target and the Railroad Fault Target, within the Railroad Project area, and the Pinion and Dark Star prospects within the Pinion Project area.

At the Railroad Project, skarn-type silver, copper, lead, zinc and gold mineralization/deposits occur within metamorphosed and metasomatically-altered Paleozoic limestone, dolomite, calcareous sandstone (exoskarn), and in igneous rocks (endoskarn). Metamorphism and skarn formation are related to a multi-phase igneous center known as the Bullion Stock. Alteration produced by the skarn event includes bleaching, andradite and grossularite garnets, pyroxene and a wide variety of calc-silicate minerals. Mineralization forms irregular bodies, chimneys, veins, and manto–style replacements typically within brecciated and metamorphosed Paleozoic carbonate rocks, along or proximal to high angle structures. Mineralization is typically associated with deep oxidation, argillization and close proximity to igneous dikes along the west northwest-striking Standing Elk fault corridor. Historic underground production and historic drilling, in addition to more recent mapping, geochemical sampling, and drilling results verify this style of mineralization and exploration model at the Central Bullion Target.

Sedimentary rock-hosted, disseminated gold, silver, copper and zinc mineralization is found in Paleozoic rocks within the hornfelsed aureole of the Bullion Stock at the Bald Mountain Target. This style of mineralization/deposit is a hybrid of characteristics described for the Carlin-type sedimentary rock-hosted gold mineralization and skarn deposit types described above. In this setting, spotted hornfels is developed in Paleozoic siliciclastic and carbonate rocks. Hornfelsed silicilcastic rocks of the Webb Formation are the host to gold, silver, copper and zinc mineralization. The gold and copper/zinc intercepts are tabular and are spatially separate, with the gold zone occurring in the upper portion of the breccia and the copper/zinc zone located in the lower part of the breccia above the Devils Gate Formation marble (Jackson and Koehler, 2014). Alteration features include: vertically-extensive oxidation, argillization, silicification, quartz veining and bleaching. Quartz porphyry and dacite dikes, filling northwest- and west northwest-striking faults, occur in this setting. These geologic characteristics are similar to mineralization at the Mike Deposit on the Carlin Trend (Norby and Orobona, 2002). Geologic mapping, geochemical sampling and core drilling by Gold Standard have verified this style of mineralization at the Bald Mountain Target.

9.0 EXPLORATION

The Railroad Project is being explored on an ongoing basis by Gold Standard through the execution of a systematic, geologic model-driven and aggressive exploration program that includes geological mapping, geochemical and geophysical surveying and drilling. This Technical Report is intended as an update to previous reports completed on the Railroad Project including reports by Hunsaker (2010; 2012a,b) and Shaddrick (2012).

The following section summarizes recent work from mid-2012 through March, 2014 at the Railroad Project, which has been the focus of ongoing exploration work by GSV since 2010. Recently (see GSV News Release dated March 5th, 2014), GSV acquired the Pinion Gold Project from Scorpio Gold Corporation ("Scorpio"). The Pinion Project is located immediately south of, and is contiguous with, the Railroad Project. No exploration has yet been completed at the Pinion Project by Gold Standard and thus this report provides only a summary of historical exploration activities by other companies at Pinion (provided as part of section 6 "History") and a summary of observations and sampling from a recent field visit by two of the authors in the following section.

9.1 Geologic Mapping

Previous exploration companies and government employees have conducted geologic mapping of the Railroad Project at a variety of scales and by a variety of methodologies. To improve and expand upon the surface geologic data base, Gold Standard geologists implemented a factual-based format of mapping

("Anaconda Style") using multiple map layers to record, illustrate and synthesize geologic data at a common scale. Geologic maps are created and compiled at either 1:6,000 or 1:2,400.

The Anaconda-style mapping has contributed significantly to the understanding the complex lithologic, tectonic and mineral setting of the Project. The mapping, compilation and interpretation remain in progress. Mapping refinements based on systematic data collection and illustration has allowed Gold Standard geologists to recognize multiple exploration opportunities on the Project. Figure 9.1 shows the current status for mapping at the Railroad Project, along with some digitized historic mapping from the mid-1990's at the Pinion Project. Gold Standard geologists will extend their mapping efforts onto the Pinion Project this upcoming field season.

9.2 Geophysics

Prior to this report, Gold Standard completed collected/acquired 2,808 gravity readings at Railroad Project during 2009 to 2011 which are presented on Figure 9.2 (Wright, 2013b). Magee Geophysical Services Corp. of Reno, NV collected the gravity data under contract to Gold Standard (Hunsaker, 2012b). Wright Geophysics Inc. designed, supervised and interpreted the gravity surveys (Wright, 2009, 2010, 2012c and 2013b). An additional 79 gravity readings were acquired from Newmont Mining Corporation from a 2002 survey (Wright, 2013b). These surveys were designed to: identify structures, rock types and hydrothermal alteration related to mineralization associated with Carlin-type sediment-hosted gold systems and skarn hosted precious metal/base metal mineralization; and refine target areas for drill hole placement.

During the period 2009 to mid 2012, Gold Standard conducted a re-evaluation of historic controlled-source audio magneto-telluric (CSAMT) data from a 1999 ground survey and a re-evaluation of magnetic survey data from 1999 and 2006 ground surveys (Hunsaker, 2012b; Wright, 2012a, 2012b, 2013a). The areas of the historic work are shown on Figure 9.2.

Gold Standard has continued to expand the ground geophysical coverage on the Project since mid-2012. The Company collected an additional 578 gravity readings during 2012 and 2013 the location and results of which are displayed with the prior readings on Figures 9.2 and 9.3. The gravity survey data cover not only the railroad Project but also a significant portion of the Pinion Project area particularly in the area of the Pinion Deposit. Wright Geophysics Inc. designed, supervised and interpreted the gravity surveys (Wright, 2012c and 2013b).

In addition to the gravity surveys, Gold Standard collected 28.8 line miles (46.3 line km) of ground CSAMT data during 2012 and 2013 (Wright, 2012a, 2012b, 2013a). The locations of the CSAMT surveys lines are presented on Figure 9.2. The CSAMT survey lines cover a portion of the Railroad Project area down to the south boundary of the Project. No survey coverage has yet been obtained for the Pinion Project area. A summary map with the results of the CSAMT survey is presented as Figure 9.4. Wright Geophysics Inc. designed, supervised and interpreted the CSAMT surveys (Wright, 2012a, 2012b, 2013a). Both surveys are summarized below.

Figure 9.1: Railroad – Pinion Local Geology.


GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Local Property Geology
Railroad Pinion Area
1:75,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014
N
580000
585000
4490000
4485000
4480000
North Bullion
Railroad
T31N R53E
Railroad Project
Pinion Project
Pinion
Dark Star
T30N R53E
Legend

Figure 9.2: Railroad – Pinion Project Ground Geophysical Surveys.


Legend
Ground Magnetic
Kinross 1999
2006
CSAMT Lines
Kinross 1999
GSV 2012-2013
Gravity Station
GSV 2009-2013
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
Railroad
Pinion
North Ridge
Cherry Springs
North Bullion
Railroad Fault
West Pine Mountain
Bald Mountain
Bullion Stock
Central Bullion
Bullion Fault Corridor
Mill Creek
Lee Canyon
South Bullion Fault Corridor
LT
South Fault
Dark Star North
Dark Star
Papoose Canyon North
Pinion
Papoose Canyon
JR Butte
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Ground Geophysical Surveys
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 9.3: Railroad – Pinion Project Residual Gravity Survey Data and Target Areas.


Legend
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
mgals / CI = 0.1
Railroad
Pinion
North Ridge
North Bullion
Railroad Fault
Cherry Springs
West Pine Mountain
Bald Mountain
Bullion Stock
Central Bullion
Mill Creek
Bullion Fault Corridor
Lee Canyon
South Bullion Fault Corridor
South Fault
LT
Dark Star North
Dark Star
Papoose Canyon North
Papoose Canyon
Pinion
JR Butte
31N 52E
31N 53E
30N 52E
30N 53E
30N 54E
29N 52E
29N 53E
580000
585000
4495000
4490000
4485000
4480000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Gravity Geophysical Survey
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 9.4: Railroad – Pinion Project CSAMT Survey Data – Depth Sliced at 100 m to 200 m and Target Areas.


Legend
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
Log ohm-m / CI = 0.1
Railroad
Pinion
North Ridge
North Bullion
Railroad Fault
Cherry Springs
West Pine Mountain
Bald Mountain
Bullion Stock
Central Bullion
Bullion Fault Corridor
Mill Creek
Lee Canyon
South Bullion Fault Corridor
LT
South Fault
Dark Star North
Dark Star
Papoose Canyon North
Pinion
Papoose Canyon
JR Butte
31N 52E
31N 53E
30N 52E
30N 53E
30N 54E
29N 52E
29N 53E
580000
585000
4490000
4485000
4480000
4475000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
CSAMT Geophysical Survey
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

9.2.1 Gravity

Four separate gravity surveys were completed over the Railroad property from 2009 to 2013 (Wright, 2009, 2010, 2012c and 2013b). The gravity surveys were designed to delineate structures – particularly those that are in areas lacking bedrock exposures and/or those areas covered by post mineral cover; and identify rock types and alteration related to gold (sediment-hosted deposit type) and base/precious metal mineralization (skarn type) (Wright, 2013b). Since mid-2012 (Shaddrick, 2012), an additional 578 gravity readings were collected. Collectively among the four surveys, the gravity data set totals 3,386 gravity stations and reading (Wright, 2013b).

The results and initial interpretations of the gravity data include:

- Identification of a major north-south striking, 6 mile (10 km) long structural zone, the Bullion Fault Corridor (BFC). Gravity data show a distinct gravity break on either side of the BFC between more dense carbonate rocks in the foot wall, versus less dense volcanic rocks in the hanging wall (Figure 9.3). This explanation and relationship for the gravity results has been confirmed by Gold Standard's drilling at North Bullion. The Bullion Fault is one of several faults that control sedimentary rock-hosted gold mineralization at the North Bullion Deposit.

- A wedge-shaped gravity high corresponds with the sedimentary rock-hosted gold zone at North Bullion (Figure 9.3). The gravity high appears to be influenced by two factors – uplifted carbonate rocks in the foot wall of the Bullion Fault Corridor and widespread dolomitic alteration.

- The existence of numerous west-northwest striking fault zones that occur at regular intervals across the Railroad Project some of which are visible as breaks in the gravity pattern visible on Figure 9.3. Geologic mapping has verified these faults and their periodicity on the Project.

- The identification of northwest, north-south and northeast-striking faults.

- A distinct east-west trending gravity low/embayment at the Bald Mountain Target (Figure 9.3). In plan projection at this location, the low measures 10,500 feet (3,200 m) east-west by 3,600 feet (1,100 m) north-south.

9.2.2 CSAMT

Existing gravity coverage identified a major north-south striking structural zone (Figure 9.3), the Bullion Fault Corridor (BFC), traversing the survey area (Wright 2012a). In most areas, the BFC is covered and obscured by post-mineral volcanic rocks and lacustrine sediments. Three separate CSAMT surveys were completed over portions of the Railroad Project area, particularly along strike of the Bullion Fault Corridor, to help define subsurface structures, rocks associated with gold mineralization at the North Bullion Target, and identify potential host rocks similar to those at North Bullion (Wright 2012a; Wright 2012b; Wright, 2013a). Ground CSAMT lines were oriented east-west, spaced 500 (150 m) to 2000 feet (600 m) apart, covered 5.5 miles (8.8 km) of north-south strike length along the Bullion Fault Corridor, and totaled 28.8 lines miles (46.3 line km) of coverage (Figure 9.2). Initial interpretations include:

- Refinement of the strike, width and geologic complexity of the BFC (Figure 9.4). The corridor is made up of multiple faults in between the West Strand Bullion fault (footwall structure) and the East Strand Bullion fault (hangingwall structure).

- The CSAMT survey illustrated a distinct set of resistivity / rock patterns along the Bullion BFC. High resistivity features correspond to Paleozoic carbonate rocks in the foot wall of the BFC, an intermediate resistivity feature reflecting tectonically-mixed carbonate / siliciclastic rocks occurring within fault slices of the BFC, and a low resistivity pattern corresponding with a thick sequence of Indian Well tuff in the hanging wall (graben side) of the BFC (Figure 9.4). These patterns have been confirmed by core drilling at the North Bullion.

- Identification of additional target areas for follow-up exploration and drilling along strike to the south of the North Bullion Target.

9.3 Geochemistry

Prior to mid 2012, Gold Standard collected a total of 1,433 soil samples and 285 rock samples from a variety of target areas and/or areas of geologic interest from 2009 to 2011 (Hunsaker, 2012b; Shaddrick, 2012). No further soil sampling was conducted during 2012 or 2013. The results of historic soil surveys combined with Gold Standard's prior soil sampling campaigns for gold and arsenic are shown on Figures 9.5 and 9.6. Gold Standard's work during 2009 to 2011 was conducted to target the identification of mineralized fault zones and target refinement for drilling at the Central Bullion Target. In addition, with the acquisition of Scorpio's Pinion Project, the Company obtained a total of 1,335 additional soil sample data points for the Pinion Project. The gold and arsenic results for these historic samples are also provided on Figures 9.5 and 9.6. A significant gold in soil anomaly is associated with the northern most portion of the Main Zone and the North Pod mineralized zones at Pinion.

During 2012 and 2013, the focus of Gold Standard's surface exploration as geological mapping and rock sampling. The Company's geologists collected a total of 1,955 rock samples from areas of interest generated from a variety of mapping efforts at Railroad. The intent of the sampling was to expand the rock geochemistry database in areas of known hydrothermal alteration and mineralization, and perhaps more importantly, initiate sampling in areas that lacked any geochemical sampling. Samples were collected from outcrops, road cuts and from field traverses parallel with topography. The vast majority of the rock samples are classified as selective grab samples. The gold results for the 2012 and 2013 rock sampling program are presented on Figure 9.7. The gold results of the combined historic sampling and Gold Standard's rock sampling to date are presented on Figure 9.8.

Results of the 2012 and 2013 rock sampling program have identified extensions to the Bald Mountain Target, refined drill hole locations at the LT Target, and identified five new target areas for follow-up exploration. These geochemically anomalous areas are described below and identified as targets on Figure 9.5 to 9.8.

- Bald Mountain Target. This area is located on the north flank of the Bullion Stock within hornfelsed siliciclastic rocks of the Chainman Formation and Webb Formation. The area is cut by west northwest- and northwest-striking quartz porphyry and dacite dikes, and by north south-, east west- and northeast-striking high angle faults. At surface hydrothermal alteration includes oxidation, quartz veins and stockworks, clay on fractures, barite and jarosite. Results from 555 rock samples identified the following range of assays: <0.005 - 0.911 ppm Au, <0.2 - 449 ppm Ag, <1 - 380,700 ppm Cu, 2 - 60,000 ppm Pb, and <2 - 8,700 ppm Zn.

- South Bullion Fault Corridor Target. Mapping at this location illustrates a structural intersection of the north-south striking Bullion Fault Corridor and several northeast- and northwest-striking faults within the Lone Mountain Dolomite, Nevada Group dolomite and Oxyoke Formation. Results from 505 rock samples identified the following range of assays: <0.005 – 1.425 ppm Au; <0.2 – 418 ppm Ag; <1-30,960 ppm Cu, <2->300,000 ppm Zn, and <2-120,200 ppm Pb.

Figure 9.5: Railroad – Pinion Project Gold in Soils for All Samples and Target Areas.


580000
585000
590000
4490000
4485000
4480000
4475000
Legend
Soil Samples
Au (ppb)
< 9
9.01 - 19
19.01 - 29
29.01 - 49
> 49
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
N
Railroad
North Ridge
Railroad Fault
Cherry Springs
North Bullion
Bald Mountain
Central Bullion
Bullion Fault Corridor
West Pine Mountain
Lee Canyon
Bullion Stock
Mill Creek
South Bullion Fault Corridor
South Fault
Dark Star North
Pinion
Papoose Canyon North
Dark Star
Pinion
Papoose Canyon
JR Butte
31N 53E
30N 54E
29N 52E
29N 53E
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic & GSV Soil Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 9.6: Railroad – Pinion Project Arsenic in Soils for All Samples and Target Areas.


Legend
Soil Samples
As (ppm)
< 50
50.01 - 100
100.01 - 500
500.01 - 1000
> 1000
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
Railroad
Pinion
North Ridge
Railroad Fault
Cherry Springs
North Bullion
Bald Mountain
Central Bullion
Bullion Fault Corridor
West Pine Mountain
Lee Canyon
Bullion Stock
Mill Creek
South Bullion Fault Corridor
South Fault
Dark Star North
Dark Star
Papoose Canyon North
Pinion
Papoose Canyon
JR Butte
31N 52E
31N 53E
30N 52E
30N 54E
29N 52E
29N 53E
580000
585000
590000
4490000
4485000
4480000
4475000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic & GSV Soil Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 9.7: Railroad – Pinion Project Gold in 2012 - 2013 Rock Samples and target Areas.


580000
585000
590000
4490000
4485000
4480000
4475000
Legend
Rock Samples
Au (ppm)
< 0.05
0.05 - 0.10
0.11 - 0.30
0.31 - 0.50
> 0.50
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
N
Railroad
North Ridge
31N 52E
31N 53E
Cherry Springs
North Bullion
Bald Mountain
Railroad
Bullion Stock
Central Bullion
Bullion Fault Corridor
West Pine Mountain
Mill Creek
Lee Canyon
South Bullion Fault Corridor
South Fault
30N 52E
30N 54E
Papoose Canyon North
LT
Pinion
Dark Star North
Dark Star
Papoose Canyon
JR Butte
Pinion
29N 52E
29N 53E
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2012-2013 Rock Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 9.8: Railroad – Pinion Project Gold in All Rock Samples and Target Areas.


Legend
Rock Samples
Au (ppm)
< 0.05
0.05 - 0.10
0.11 - 0.30
0.31 - 0.50
> 0.50
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic and GSV Rock Samples
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014
Railroad
Pinion
North Ridge
Cherry Springs
North Bullion
Railroad
Bald Mountain
Bullion Stock
Central Bullion
West Pine Mountain
Bullion Fault Corridor
Mill Creek
Lee Canyon
South Bullion Fault Corridor
South Fault
Papoose Canyon North
LT
Dark Star North
Dark Star
Pinion
Papoose Canyon
JR Butte
31N 53E
30N 54E
29N 52E
29N 53E
580000
585000
590000
4490000
4485000
4480000
4475000

- Lee Canyon Target. This area is characterized by numerous historic adits and shafts on the west flank of the Bullion Stock. The historic workings accessed base metal skarn deposits hosted in bleached, metamorphosed Devils Gate Formation carbonate rocks. North-south and northeast striking faults cut the marble at this location. Results from 301 rock samples identified the following range of assays: <0.005 - 1.93 ppm Au, <0.2 - 2,570 ppm Ag, 1 - 190,200 ppm Cu, <2 - 40,930 ppm Pb, and 3 - 150,900 ppm Zn.

- Mill Creek Target. At this location west of the Bullion Stock, siliciclastic rocks in the upper plate of the Roberts Mountains Thrust (RMT) and rocks of the Chainman and Webb Formations in the lower plate of the RMT have been cut by northwest-striking quartz feldspar porphyry dikes and northeast-striking faults. Weak hornfelsing, silicification, quartz veining have been identified by mapping. Results from 219 rock samples identified the following range of assays: <0.005 -0.124 ppm Au, <0.2 - 10 ppm Ag, <2 - >10,000 ppm As, and 2 - 4,400 ppm Zn.

- West Pine Mountain Target. This prospect area is located on the western flank of Pine Mountain, a prominent topographic feature that exposes Paleozoic carbonate rocks of the Devils Gate, Nevada Group and Oxyoke Formations. Results from 211 rock samples identified the following range of assays: <0.005 - 0.25 ppm Au, <0.2 - 2.8 ppm Ag, <0.2 - 523 ppm As, 2 - 46,300 ppm Zn.

- South Fault Target. This prospect area is dominated by an east west-striking fault that juxtaposes Chainman Formation sandstone against Woodruff Formation mudstone. Results from 143 rock samples identified the following range of assays: <0.005 - 0.011 ppm Au, <0.2 - 3,800 ppm Zn, <1 - 197 ppm Mo.

- LT Target. This target area is a mixture of complex structure, gravity slide blocks, and hydrothermally-altered siliciclastic and carbonate rocks. Results from 89 rock samples identified the following range of assays: <0.005 - 0.603 ppm Au, <0.2 - 2 ppm Ag, <1 - 47 ppm Cu, <2 - 4,030 ppm Pb, and 3 - 2,430 ppm Zn.

The exploration work described above resulted in the identification of eight target areas that have received drilling and where work continues. Five prospect areas were identified in 2013, and each requires additional exploration work to advance to the drill target stage of exploration. Drilling results have returned significant intercepts of gold, silver, copper, lead and zinc from a number of prospect areas. These results are described and summarized Section 10 of this report.

9.4 2013 Pinion Field Visit and Confirmation Sampling

The co-authors Michael B. Dufresne, M.Sc., P.Geol., and Andrew J. Turner, B.Sc., P.Geol., both with APEX Geoscience Ltd. of Edmonton, Alberta, Canada, conducted a visit to the Pinion Project on May 1 and 2, 2013. The visit was conducted on behalf of the Property's previous owner, Scorpio and was restricted to the Pinion Project. The co-authors have not completed a site visit to the Railroad Project. Scorpio and GSV have not conducted any exploration activities at the Pinion Project and thus, without a material change, the site visit is considered to be "current".

During the Pinion site visit, evidence of historical exploration work, including drilling and trenching, was observed and several drill roads and numerous drill collars (marked by cement plugs, exposed PVC casing and occasional wooden stakes) were informally surveyed by hand-held GPS for data confirmation purposes. In general, there is a very good correlation between the drill road and collar data collected in the field during the site visit and the Pinion drill hole database. During the site visit, three (3) rock grab samples were collected across the jasperoid breccia that is exposed in the Main Zone of the Pinion

Deposit. In addition, the co-authors conducted a visit to Scorpio's Gold Wedge Property near Manhattan, NV on May 3, 2014 where RC chips and select drill cores from historical Pinion drill programs were being stored. Two samples of drill core material were collected by the co-authors. The Pinion Project confirmation samples are described in Table 9.1.

Table 9.1: Pinion Project 2013 Confirmation Samples.

Sample ID	Material Sampled	Description	(NAD83, Zone 11, m)		Au (ppm)	Ag (ppm)
			East	North		
13ATP001	archived drill core (SB-96-141, 27'-32')	sil's breccia, iron stained, secondary qtz, minor barite	584595	4479556	0.17	5.1
13ATP002	archived drill core (SB-96-146, 4'-9')	sil's breccia, iron stained, secondary qtz, minor barite	584487	4479624	0.48	5.8
13ATP003	outcrop	fine, red (iron-stained) chert/jasperoid breccia (.5-2cm frags) with fine white qtz lining frags, minor voids	584462	4479754	0.63	17.5
13ATP004	float/scree	red-brown (iron-stained) chert/jasperoid breccia, 1-4cm frags with fine white qtz lining frags, minor voids	584475	4479730	2.33	16.9
13ATP005	outcrop	orange-brown (iron-stained) chert/jasperoid breccia (2-4cm frags) with fine white qtz (+barite) lining frags, adjacent to irregular .5 x 2m barite vein	584625	4479635	7.64	12.1

The five (5) Pinion Project confirmation samples (3 rock grab samples and 2 from historical drill core samples) were sent for a standard 30g fire assay (FA-AA) and ICP geochemical analysis (following 4-acid digestion) at ALS Laboratories in Vancouver, BC, Canada (analytical certificate provided in Appendix 5). All of the samples assayed above detection and were thus found to contain gold. All five samples comprised siliceous, brecciated, red-brown iron stained (oxidized) jasperoid or possible fine grained Webb Formation siltstones. The degree of brecciation, as determined by fragment size, varied slightly and all samples were observed to contain secondary silica (+/- barite) lining breccia fragments and one sample was found to contain carbonate (sample 13ATP004). The two drill core samples comprised selectively sampled pieces of breccia that remained from previous sampling over 5 ft intervals within drill holes SB-96-141 and 146. The samples yielded values of 0.17 and 0.48 ppm Au, respectively. The three rock grab samples (13ATP003-005) were collected from west to east across the Main Zone jasperoid outcrops at Pinion and returned assay values of 0.63, 2.33 and 7.64 ppm Au, respectively. Sample 13ATP005, which returned the highest gold assay of 7.64 ppm Au, was collected from the edge of a large barite vein but comprised primarily jasperoid material (4,260 ppm Ba) but also contained the highest antimony value of 1,825 ppm, although no obvious sulphide minerals were observed in the sample or in the adjacent barite vein. Of note in the geochemical data from the confirmation samples was generally elevated Ba (3,450 ppm to 7,620 ppm) in all samples, and relatively low As (159 to 482 ppm) and Fe (0.72 to1.54%). All three rock samples contained elevated silver values ranging from 12.1 ppm to 17.5 ppm.

10.0 DRILLING

During 2010 to early 2012, Gold Standard completed a total of 63,969 feet (19,498 m) of Reverse Circulation (RC) and core drilling in 42 holes (Shaddrick, 2012). The bulk of this drilling was focused on the North Bullion Target, with lesser amounts of drilling at the Central Bullion, Railroad Fault and North Ridge targets. A total of 17 of the 42 holes intersected ≥10 feet (3.05 m) of ≥0.010 oz Au/st (0.34 ppm or g/t Au).

Results included the identification of Carlin-style, sediment-hosted gold mineralization at the North Bullion Target. This mineralization is blind at surface and was not recognized prior to the Gold Standard drilling. Significant drill results for 2010 to early 2012 are summarized below:

Table 10.1: Assay Intercept Highlights for Gold Standard Drilling in 2010, 2011 and Early 2012.

Hole Number	From (Meters)	To (Meters)	Length (m)	From (Feet)	To (Feet)	Length (Feet)	Au (oz/st)	Au ppm
RR10-01	4.6	24.4	19.8	15	80	65	0.010	0.34
RR10-03	76.2	82.3	6.1	250	270	20	0.015	0.51
	86.9	93	6.1	285	305	20	0.010	0.34
	272.8	277.4	4.6	895	910	15	0.015	0.51
RR10-04	232.9	239.3	6.4	764	785	21	0.019	0.65
RR10-06	120.4	131.1	10.7	395	430	35	0.016	0.55
	268.2	309.4	41.2	880	1015	135	0.026	0.89
RR10-08	118.9	125	6.1	390	410	20	0.017	0.58
	266.7	298.7	32	875	980	105	0.038	1.30
	341.4	384	42.6	1120	1260	140	0.035	1.20
RR10-09	350.5	379.5	29	1150	1245	95	0.017	0.58
RR10-11	163.1	173.7	10.6	535	570	35	0.030	1.03
	309.4	391.7	82.3	1015	1285	270	0.012	0.41
RR10-12	100.6	126.5	25.9	330	415	77	0.076	2.61
	140.2	146.3	6.1	460	480	20	0.012	0.41
	155.4	162	6.6	510	531.5	21.5	0.012	0.41
RR10-13	22.9	42.7	19.8	75	140	65	0.010	0.34
RR10-16	237.7	254.5	16.8	780	835	55	0.012	0.41
incl	245.4	248.4	3	805	815	10	0.035	1.20
	266.7	272.8	6.1	875	895	20	0.033	1.13
RR11-02	472.4	475.5	3.1	1550	1560	10	0.002	0.07
	515.1	521.2	6.1	1690	1710	20	0.016	0.55
	527.3	530.4	3.1	1730	1740	10	0.054	1.85
	538	541	3	1765	1775	10	0.082	2.81
RR11-03	175.3	397.8	222.5	575	1305	730	0.019	0.65
incl	285	365.8	80.8	935	1200	265	0.034	1.17
incl	307.8	336.8	29	1010	1105	95	0.059	2.02
RR11-16	169.2	225.6	56.4	555	740	185	0.125	4.29
	318.5	330.7	12.2	1045	1085	40	0.022	0.75
	402.3	437.4	35.1	1320	1435	115	0.012	0.41
RR11-17	253.4	256.0	2.6	831.5	840	8.5	0.071	2.43
	506.0	512.1	6.1	1660	1680	20	0.038	1.30
	524.3	538.0	13.7	1720	1765	45	0.018	0.62
RR11-18	301.8	309.4	7.6	990	1015	25	0.048	1.65
	326.1	403.9	77.8	1070	1325	255	0.075	2.57
RR12-01	237.4	401.1	163.7	779	1316	537	0.099	3.39
incl	278.9	321.6	42.7	915	1055	140	0.274	9.39
RR12-2	256.0	271.0	15	840	889	49	0.034	1.17
	326.7	342.1	15.4	1072	1122.5	50.5	0.028	0.96
	356.9	385.9	29	1171	1266	95	0.029	0.99

Gold Standard recently acquired the Pinion Project from Scorpio (see GSV Press Release dated March 5, 2014) and has not yet had the opportunity to conduct any exploration work at the Project. Historical exploration activities, including drilling, conducted by other companies at the Pinion Project are discussed in the History section of this report. The following section summarizes drilling conducted by GSV at its Railroad Project area during 2012 and 2013.

10.1 Type and Extent

Since the effective date of the most recent Technical Report by Shaddrick (May 29, 2012), Gold Standard has the completed drilling of 65 holes for a total of 114,082 feet (34,772 m) on the Railroad Project. This total includes three holes that are on hold/in progress as of the date of this report. This brings the total drilling completed by Gold Standard to 178,051 feet (54,270 m) in 107 RC and core holes. Eight unique geologic targets were drilled from mid 2012 through to late 2013, with the majority of drilling being focused on expansion and infilling of the North Bullion Target. Drilling on targets outside of North Bullion focused on testing geologic, geophysical and / or geochemical targets for gold, silver and/or base metal mineralization.

The RC drilling was completed by either Hardrock Exploration Inc. of Elko, NV (utilizing an IR TH75 drill rig), or National (Exploration Wells and Pumps) also of Elko, NV (utilizing a Shramm T688WS drill rig). Holes were collared and advanced as far as down hole conditions would allow with a $6^1/_2$ inch hammer bit. Through successive reductions in bit size, holes were completed with $\leq 6^1/_4$ inch hammer or tri-cone drill bits depending upon rock and groundwater conditions. In some instances, where RC drill holes were unable to advance through the intended target zones, the holes were cased (precollared) with $4^1/_2$ inch casing and completed by diamond core drilling. All RC samples were collected at 5 foot intervals. A crossover sub was used on most RC holes. Recoveries were considered good and contamination minimal. Contamination is locally influenced by down hole conditions and presence of groundwater.

Diamond core drilling was completed by RedCor Drilling of Winnemucca, NV utilizing Boart Longyear LF230 rigs. Diamond core drilling was completed for the purposes of developing a clearer understanding of geology, tectonostratigraphy, hydrothermal alteration, and mineralization patterns; ensuring drill hole completions through intended target zones; collection of representative samples for assay; material for metallurgical testing; and density test work. Gold Standard's geologists report that core recovery was generally good and thus there were no issues that would affect sample integrity.

10.2 Drill Collars

The procedures used by Gold Standard for surveying drill collars have been consistent throughout their drilling campaigns. All drill holes are marked at the collar with the hole name on a wooden lath or a wire/aluminum tag placed in the cement collar plug. All collar coordinates are referenced to the UTM NAD 27 Zone 11 Grid Datum (Table 10.2). All drill holes are set out in the field using a hand-held GPS unit by the Gold Standard geologic staff. Final collar locations are surveyed in using a differential GPS by Professional Land Surveyors working for Apex Surveying, LLC of Spring Creek, Nevada.

Drill hole azimuths are set out using a Brunton compass, surveyors flagging, and wooden lath for a front site and back site. The inclination (dip) of the drill hole is set by the driller using a clinometer (Table 10.2). The azimuth and inclination are field checked and verified by a Gold Standard geologist prior to the drill collar being set.

Table 10.2: Recent Railroad Project Drill Holes.

Drill Hole	Target	Drill Type	Dip	Azimuth	TD (ft)	TD (m)	North NAD 27 Zone 11	East NAD 27 Zone 11	Elev (ft)	Elev (m)
RR12-04	North Bullion	Core	-45	90	2093.5	638.1	4488610.7	584870.4	6648.1	2026.3
RR12-05	North Bullion	Core	-75	90	2542	774.8	4488726.6	585062.3	6520.1	1987.3
RR12-06	North Bullion	Core	-60	90	538	164.0	4488764.0	584877.3	6551.4	1996.9
RR12-07	North Bullion	Core	-90		1417	431.9	4488610.4	584865.8	6649.3	2026.7
RR12-08	North Bullion	Core	-55	90	2170	661.4	4488435.4	584859.5	6772.2	2064.2
RR12-09	North Bullion	Core	-70	90	1826	556.6	4489221.6	585118.3	6421.7	1957.3
RR12-10	North Bullion	Core	-60	90	2082	634.6	4488763.9	584879.0	6551.4	1996.9
RR12-11	North Bullion	Core	-70	90	1907	581.3	4488435.3	584858.8	6772.6	2064.3
RR12-12	Railroad fault	Core	-45	30	1727	526.4	4487433.6	584255.4	7090.3	2161.1
RR12-13	North Bullion	Core	-90		1483	452.0	4488586.2	584790.4	6641.7	2024.4
RR12-14	North Bullion	Core	-65	90	2335	711.7	4487482.5	585076.5	6633.7	2022.0
RR12-15	North Bullion	Core	-60	90	1631.5	497.3	4487463.2	584517.1	6911.3	2106.6
RR12-16	Railroad fault	RC	-90		1280	390.1	4488402.7	582938.3	6963.6	2122.5
RR12-17	Railroad fault	RC	-70	30	1325	403.9	4488405.1	582951.4	6963.1	2122.4
RR12-18	North Bullion	Core	-60	90	2150	655.3	4488861.3	584875.8	6521.3	1987.7
RR12-19	North Bullion	Core	-60	90	2488	758.3	4488798.8	584953.7	6553.3	1997.4
RR12-20	North Bullion	Core	-75	90	2041.5	622.2	4488926.7	585038.2	6496.3	1980.1
RR12-21	North Bullion	Core	-60	90	1879	572.7	4487467.6	584617.7	6880.8	2097.3
RR12-22	Railroad fault	RC	-90		1655	504.4	4488672.8	582393.8	6946.5	2117.3
RR12-23	Railroad fault	RC	-90		1725	525.8	4488977.0	581736.7	6662.1	2030.6
RR12-24	North Bullion	Core	-90		1518	462.7	4488277.3	584801.0	6774.9	2065.0
RR12-25	North Bullion	Core	-60	90	1406.5	428.7	4488793.7	584817.0	6546.1	1995.3
RR12-26	North Bullion	Core	-60	90	2112.5	643.9	4487638.3	584569.9	6843.5	2085.9
RR12-27	North Bullion	Core	-90		1812.5	552.5	4488538.7	584838.6	6719.2	2048.0
RR12-28	Cherry Springs	Core	-90		1418.5	432.4	4488457.8	584524.7	6738.7	2054.0
RR12-29	Cherry Springs	RC / Core	-90		2248	685.2	4488833.0	584095.0	6607.6	2014.0
RR12-30	North Bullion	Core	-70	90	2100	640.1	4489060.1	585097.0	6431.1	1960.2
RRB12-01	Central Bullion	Core	-45	190	1866	568.8	4485414.3	583899.6	7681.5	2341.3
RRB12-02	Central Bullion	Core	-45	180	2377	724.5	4485599.1	583705.4	7706.5	2348.9
RRB12-03	Central Bullion	Core	-45	185	1567	477.6	4485600.7	583561.1	7882.6	2402.6
RRN12-02	North Ridge	RC / Core	-90		3627.5	1105.7	4490775.0	584384.0	6484.0	1976.3
LT 12-01	LT	RC	-90		1440	438.9	4480989.0	583410.0	6800.0	2072.6
LT 12-02	LT	RC	-70	110	1770	539.5	4481353.0	583259.0	5980.0	1822.7
LT 12-03	LT	RC	-70	50	1820	554.7	4481855.0	582912.0	6860.0	2090.9
LT 12-04	LT	RC	-70	50	1880	573.0	4481969.0	583108.0	6870.0	2094.0
LT 12-05	LT	RC	-90		1300	396.2	4482139.0	583322.0	7190.0	2191.5
LT 12-06	LT	RC	-70	110	1720	524.3	4481292.0	583400.0	6840.0	2084.8

Drill Hole	Target	Drill Type	Dip	Azimuth	TD (ft)	TD (m)	North NAD 27 Zone 11	East NAD 27 Zone 11	Elev (ft)	Elev (m)
RR13-01	North Bullion	Core	-70	90	2302	701.6	4488275.9	584799.8	6748.0	2056.8
RR13-02	North Bullion	Core	-75	270	1397	425.8	4488711.7	585063.0	6531.1	1990.7
RR13-03	North Bullion	Core	-70	270	1557	474.6	4488639.8	585050.4	6551.0	1996.7
RR13-04	North Bullion	Core	-60	280	1549	472.1	4488701.4	585061.9	6533.9	1991.5
RR13-05	North Bullion	Core	-85	270	1685	513.6	4488639.8	585049.8	6550.2	1996.5
RR13-06	North Bullion	Core	-55	275	1652	503.5	4488640.1	585049.2	6552.4	1997.2
RR13-07	North Bullion	Core	-85	270	1503	458.1	4488700.8	585062.7	6534.6	1991.7
RR13-08	North Bullion	Core	-70	270	1898	578.5	4488801.2	585067.6	6505.3	1982.8
RR13-09	North Bullion	Core	-85	270	2144	653.5	4488801.3	585068.0	6504.0	1982.4
RR13-10	North Bullion	Core	-90		1660	506.0	4488657.7	585020.4	6535.0	1991.9
RR13-11	North Bullion	Core	-60	270	1566.5	477.5	4488801 (est)	585068 (est)	6500 (est)	1981.2
RR13-12	North Bullion	Core	-70	270	1625	495.3	4488850.0	585062.0	6486.0	1976.9
RR13-13	North Bullion	Core	-60	270	on hold @ 98'	on hold @ 29.9	4488850.0	585061.6	6485.7	1976.8
RR13-14	North Bullion	Core	-85	90	1812	552.3	4488794 (est)	584817 (est)	6546 (est)	1995.2 (est)
RR13-15	North Bullion	Core	-90		on hold @ 132'	on hold @ 40.2	4488794 (est)	584776 (est)	6570 (est)	2002.5 (est)
RRF13-1	Railroad fault	RC	-90		1470	448.1	4487608.1	584105.7	7263.3	2213.9
RRF13-2	Railroad fault	RC	-90		1425	434.3	4487732.2	584067.8	7157.5	2181.6
RRF13-3	Railroad fault	RC	-90		1500	457.2	4487898.5	584117.4	7050.8	2149.1
RRB13-1	Bald Mountain	Core	-90		2035	620.3	4486796.1	583868.5	7742.5	2359.9
RRB13-2	Central Bullion	Core	-45	192	1815	553.2	4485657.6	583597.8	7845.4	2391.3
RRB13-3	Central Bullion	Core	-90		1342	409.0	4486231 (est)	583924 (est)	7410 (est)	2258.6 (est)
BFC13-01	Bullion Fault Corridor	RC	-90		1500	457.2	4487298.5	584748.3	6763.5	2061.5
BFC13-02	Bullion Fault Corridor	RC	-90		1680	512.1	4487150.9	584901.2	6748.4	2056.9
BFC13-03	Bullion Fault Corridor	RC / Core	-90		2460.5	750.0	4486744.1	585065.9	6677.5	2035.3
BFC13-04	Bullion Fault Corridor	RC	-90		2280	694.9	4486301.0	584999.9	6686.9	2038.2
BFC13-05	Bullion Fault Corridor	RC	-90		2130	649.2	4484600 (est)	584970 (est)	7220 (est)	2200.7 (est)
BFC13-06	Bullion Fault Corridor	RC	-90		on hold @ 1360'	on hold @ 414.5	4485315 (est)	585115 (est)	6940 (est)	2115.3 (est)
BFC13-07	Bullion Fault Corridor	RC	-60	270	2225	678.2	4485315 (est)	585115 (est)	6940 (est)	2115.3 (est)

10.3 Down Hole Surveys

Due to the potential deviation of vertical and angled drill holes, a down hole survey is completed in each drill hole near or at the completion of the hole. International Directional Services of Elko, NV is contracted to complete gyroscopic surveys in each drill hole.

10.4 Geological Logging

All geological logging was completed by Gold Standard geologists who are familiar with the project and local geology. Geological logs were recorded directly onto paper logging forms developed specifically for the Railroad Project. These data were entered into a digital format by Gold Standard geologists and data entry staff. The drill logs recorded rock percent recovery (for core holes only) lithology, interpreted formation, hydrothermal alteration, oxidation, structure – faults/fractures/folds with respect to the core axis, breccia type, veins, geological comments and sample intervals.

10.5 Drilling Results

Drilling results for 2012 and 2013 are summarized below by target area. Weighted averaging has been used to calculate all reported intervals. The reported gold intervals below are 'down-hole' intervals and thus they may or may not represent true thicknesses and/or true widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and the determination of 'true widths' for mineralized zones will require data compilation and geological modeling, which has not yet been completed for any of the drilled targets at the Railroad Project.

The location of example cross-sections for North Bullion, Bald Mountain and the Central Bullion (Sylvania) targets are provided on Figure 10.1. The example cross-sections are provided as Figures 10.2 to 10.4. The highest gold value obtained for every drill hole to date is shown on Figures 10.5 and 10.6.

10.5.1 North Bullion

A total of 69 RC and diamond core holes totaling 111,988 ft (34,133 m) representing close to 63% of all of Gold Standard's drilling to date have been completed at the North Bullion Target. Two core holes are currently on hold. Drilling has continued almost non-stop since the mid-2012 to follow-up on positive drill results reported by Hunsaker (2012b) and Shaddrick (2012). To date, core drilling has been the most effective way of evaluating and vectoring into higher grade gold zones of this Carlin / Rain Style target, as the hydrothermal alteration and gold mineralization are not exposed at surface. Twenty nine (29) of thirty three (33) core holes drilled during mid-2012 to 2013 yielded positive and significant gold results in the upper and/or lower breccia zones at the North bullion Target (Table 10.3).

In the upper structural breccia zone, drilling expanded the plan extent of gold mineralization and continued to confirm the continuity of gold mineralization. Some of the better intercepts from the upper zone breccia include: 407 ft (124.05 m) of 0.118 oz Au/st (4.05 ppm Au) including 54 ft (16.46 m) of 0.440 oz Au/st (15.08 ppm Au) in RR12-10; 257 ft (78.33 m) of 0.027 oz Au/st (0.93 ppm Au) in RR13-02; 72.5 ft (22.10 m) of 0.059 oz Au/st (2.02 ppm Au) in RR13-06; 423 ft (128.93 m) of 0.026 oz Au/st (0.89 ppm Au) in RR13-07; 83.5 ft (25.45 m) of 0.055 oz Au/st (1.89 ppm Au) in RR13-08; and 335 ft (102.11 m) of 0.025 oz Au/st (0.86 ppm Au) in RR13-09 (Table 10.3).

In the lower collapse breccia zone, drilling identified a previously unrecognized higher-grade zone of gold mineralization and expanded the overall strike and width of gold mineralization. Some of the better intercepts from the lower zone breccia include: 241 ft (73.46 m) of 0.107 oz Au/st (3.67 ppm Au) including two higher grade internal intervals of 25 ft (7.62 m) of 0.352 oz Au/st (12.07 ppm Au) and 40 ft (12.19 m) of 0.202 oz Au/st (6.93 ppm Au) in RR13-08; 67 ft (20.42 m) of 0.050 oz Au/st (1.71 ppm Au) in RR13-09; 322 ft (98.15 m) of 0.095 oz Au/st (3.26 ppm Au) including 56 ft (17.07 m) of 0.291 oz Au/st (9.98 ppm Au) as shown in Table 10.3. Based upon these results, further drilling is warranted and being planned for the North Bullion Target.

An example schematic cross-section (North 4488800) for the North Bullion Deposit (location on Figure 10.1) is provided as Figure 10.2.

Table 10.3: Significant Drill Hole Intercepts – North Bullion Deposit.

Significant Drill Intercepts – North Bullion Target								
Hole ID	**From (m)**	**To (m)**	**Length (m)**	**From (ft)**	**To (ft)**	**Length (ft)**	**Au (oz/st)**	**Au (ppm)**
RR12-04	275.0	304.8	29.8	902	1000	98	0.058	1.99
	320.1	334.7	14.6	1050	1098	48	0.013	0.45
RR12-05	551.2	557.9	6.7	1808	1830	22	0.020	0.69
RR12-07	105.8	113.7	7.9	347	373	26	0.012	0.41
	163.4	189.6	26.2	536	622	86	0.061	2.09
	276.1	321.9	45.8	906	1056	150	0.014	0.48
	360.3	368.8	8.5	1182	1210	28	0.016	0.55
	409.4	423.1	13.7	1343	1388	45	0.017	0.58
RR12-08	269.5	278.6	9.1	884	914	30	0.014	0.48
	422.2	428.3	6.1	1385	1405	20	0.013	0.45
RR12-10	218.0	342.1	124.1	715	1122	407	0.118	4.05
including	218.0	261.3	43.3	715	857	142	0.220	7.54
including	233.8	250.3	16.5	767	821	54	0.440	15.09
	355.5	407.7	52.2	1166	1337	171	0.015	0.51
	422.9	556.4	133.5	1387	1825	438	0.013	0.45
RR12-11	195.4	201.2	5.8	641	660	19	0.100	3.43
including	196.8	200.0	3.2	645.5	656	10	0.160	5.49
	340.9	473.5	132.6	1118	1553	435	0.011	0.38
RR12-13	105.8	119.8	14	347	393	46	0.026	0.89
	238.7	262.2	23.5	783	860	77	0.015	0.51
	277.1	330.2	53.1	909	1083	174	0.020	0.69
	363.7	385.0	21.3	1193	1263	70	0.020	0.69
RR12-15	64.6	93.3	28.7	212	306	94	0.012	0.41
	134.4	157.6	23.2	441	517	76	0.016	0.55
RR12-18	245.1	251.2	6.1	804	824	20	0.011	0.38
	275.3	316.2	40.9	903	1037	134	0.023	0.79
	478.1	486.6	8.5	1568	1596	28	0.033	1.13
RR12-19	256.7	268.6	11.9	842	881	39	0.013	0.45
	354.0	361.9	7.9	1161	1187	26	0.038	1.30
RR12-20	331.1	334.9	3.8	1086	1098.5	12.5	0.031	1.06
	466.6	472.1	5.5	1530.5	1548.5	18	0.012	0.41
RR12-24	89.3	95.1	5.8	293	312	19	0.022	0.75
	264.3	273.8	9.5	867	898	31	0.017	0.58
	281.4	321.6	40.2	923	1055	132	0.039	1.34
including	306.4	321.6	15.2	1005	1055	50	0.072	2.47
RR12-25	161.5	165.2	3.7	530	542	12	0.023	0.79
	351.2	357.9	6.7	1152	1174	22	0.012	0.41
RR12-26	25.9	35.0	9.1	85	115	30	0.015	0.51
RR12-27	151.2	168.0	16.8	496	551	55	0.057	1.95
	265.2	271.3	6.1	870	890	20	0.014	0.48
	292.4	307.0	14.6	959	1007	48	0.011	0.38
	316.2	331.4	15.2	1037	1087	50	0.022	0.75
RR12-30	366.4	370.1	3.7	1202	1214	12	0.061	2.09
RR13-01	524.4	532.0	7.6	1720	1745	25	0.010	0.34
	581.7	602.1	20.4	1908	1975	67	0.031	1.06
RR13-02	226.5	233.8	7.3	743	767	24	0.013	0.45
	296.6	375.0	78.4	973	1230	257	0.027	0.93
including	304.9	311.9	7	1000	1023	23	0.066	2.26
RR13-03	159.5	165.6	6.1	523	543	20	0.011	0.38

	189.3	200.0	10.7	621	656	35	0.044	1.51
including	190.0	192.4	2.4	626	631	5	0.160	5.49
	307.6	337.8	30.2	1009	1108	99	0.021	0.72
	357.6	363.7	6.1	1173	1193	20	0.013	0.45
	395.7	422.5	26.8	1298	1386	88	0.019	0.65
RR13-04	150.0	160.1	10.1	492	525	33	0.019	0.65
	285.6	354.2	68.6	937	1162	225	0.013	0.45
including	287.9	294.7	6.8	944.5	967	22.5	0.062	2.13
	361.8	428.7	66.9	1187	1406.5	219.5	0.025	0.86
RR13-05	155.8	176.2	20.4	511	578	67	0.028	0.96
	239.9	249.0	9.1	782	817	35	0.068	2.33
including	242.4	247.6	5.2	795	812	17	0.117	4.01
	256.6	368.8	112.2	842	1210	368	0.016	0.55
	429.2	453.8	24.6	1408	1489	81	0.015	0.51
RR13-06	150.5	155.5	5	493.5	510	16.5	0.017	0.58
	211.0	233.1	22.1	692	764.5	72.5	0.059	2.02
	301.2	322.2	21	988	1057	69	0.020	0.69
	336.0	394.2	58.2	1102	1293	191	0.015	0.51
RR13-07	236.2	365.2	129	775	1198	423	0.026	0.89
including	273.5	286.6	13.1	897	940	43	0.064	2.19
including	343.6	357.9	14.3	1127	1174	47	0.055	1.89
	385.4	406.1	20.7	1264	1332	68	0.014	0.48
RR13-08	192.1	200.0	7.9	630	656	26	0.110	3.77
including	195.1	200.0	4.9	640	656	16	0.164	5.62
	205.3	230.8	25.5	673.5	757	83.5	0.055	1.89
	303.6	377.1	73.5	996	1237	241	0.107	3.67
including	336.9	344.5	7.6	1105	1130	25	0.352	12.07
including	352.1	364.3	12.2	1155	1195	40	0.202	6.93
	384.1	416.1	32	1260	1365	105	0.029	0.99
including	389.0	396.9	7.9	1276	1302	26	0.091	3.12
RR13-09	248.8	254.1	5.3	816	833.5	17.5	0.047	1.61
	270.1	372.2	102.1	886	1221	335	0.025	0.86
	389.6	429.7	40.1	1278	1409.5	131.5	0.013	0.45
including	290.9	311.3	20.4	954	1021	67	0.050	1.71
including	342.4	353.7	11.3	1123	1160	37	0.049	1.68
	459.5	490.9	31.4	1507	1610	103	0.021	0.72
RR13-10	209.1	244.2	35.1	686	801	115	0.053	1.82
including	224.7	230.8	6.1	737	757	20	0.185	6.34
	299.7	370.4	70.7	983	1215	232	0.016	0.55
RR13-11	313.4	411.6	98.2	1028	1350	322	0.095	3.26
including	322.2	327.4	5.2	1057	1074	17	0.147	5.04
including	354.2	371.3	17.1	1162	1218	56	0.291	9.98
RR13-12	230.8	242.1	11.3	757	794	37	0.024	0.82
	339.6	431.4	91.8	1114	1415	301	0.031	1.06
including	366.7	380.3	13.6	1203	1247.5	44.5	0.117	4.01
RR13-14	294.7	325.3	30.6	966.5	1067	100.5	0.036	1.23
including	297.9	307.5	9.6	977	1008.5	31.5	0.072	2.47
	337.5	377.4	39.9	1107	1238	131	0.019	0.65

Figure 10.1: Railroad – Pinion Project Cross-Section Locations on Residual Gravity.


580000
585000
590000
4490000
4485000
4480000
Railroad Project
NORTH BULLION TARGET
RR13-08
RR13-11
N4488800
North Bullion
Railroad
RRB13-01
N4486800
BALD MOUNTAIN TARGET
T31N R53E
RRB12-03
BULLION STOCK
SYLVANIA TARGET
E583550
Pinion Project
Pinion
Dark Star
T30N R53E
GSV Gold Standard
RAILROAD PROJECT
CROSS SECTION LOCATIONS
GRAVITY (Residual)

Figure 10.2: North Bullion Example Cross-Section N4488800.


W
Mc
Sandstone
Tertiary
Dacite
Tiw
Tuff
Te
EAST STRAND
N50E
RR13-15
Mtp
Limestone
Multi-Lithic
Breccia
Ddg
Limestone
Dnu
dolomite
Dox
Calcareous sandstone
MASSIF FAULT
WEST STRAND
BULLION FAULT ZONE
RR13-11
RR13-08
RR13-14
RR13-09
6,600'
(2012m)
6,200'
(1890m)
5,400'
(1646m)
5,000'
(1524m)
4,600'
(1402m)
Au oz/st
(Au ppm)
0.010 - 0.049
(0.34-1.68)
0.050 - 0.199
(1.71-6.82)
>0.200
(6.86)
500 feet
150 meters

Figure 10.3: Bald Mountain Example Cross-Section N4486800.


K99-17
(RC)
K98-49
(RC)
K99-7
(RC)
Cu%
Au oz/st
(Au ppm)
≥0.1
0.010 – 0.099
(0.34 – 3.39)
≥0.100
(3.43)
OXIDE
E
Mc
Quartz Hornfels
(sandstone, silty mudstone, minor conglomerate)
N20W
Due N
Bunker Hill Fault
N50W Redbird Fault
7400'
(2255m)
7000'
(2134m)
6600'
(2012m)
Cu
Au
200'/.015
(61.0m/0.51)
150'/0.5
(45.7m/0.5)
OXIDE
170'/0.4
(51.8m/0.4)
(24'/0.165)
(7.3m/5.66)
184'/.043
(56.1m/1.48)
115'/0.3
(35.0m/0.3)
125'/0.2
(38.1m/0.2)
40'/.022
(12.2m/0.75)
10'/.012
(3.0m/0.41)
75'/.101
(22.9m/3.46)
Mw
Quartz Hornfels
(silty mudstone)
250'/0.3
(76.2m/0.3)
Tqp
Ddg
Marble
(micrite, calcarenite)
400 feet
120 meters

Figure 10.4: Sylvania Example Cross-Section E583550.


Mw
Quartz Hornfels
(silty mudstone)
Projected
50m E
Tqp
Tgd
Ddg
Marble
(limestone)
Dnu
Dolomite
Dox
Calc-silicate hornfels
(calcareous sandstone)
Dnl
Dolomite
RRB12-03
RRB13-02
7800'
(2377m)
7400'
(2256m)
7000'
(2134m)
6600'
(2012m)
Ag ≥ 0.5 oz/st
(Ag ≥17.14 ppm)
Cu ≥ 0.1%
Zn 0.5%
Skarn
400 feet
120 meters

Figure 10.5: Highest Au Assay for Each Drill Hole and Exploration Targets.


Legend
High Gold in Drill Holes
Au (grams/tonne)
< 0.01
0.01 - 0.50
0.51 - 1.00
1.01 - 5.00
5.01 - 10.00
< 10.00
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Bullion Target
Railroad Targets
Pinion Targets
North Ridge
North Bullion
Cherry Springs
Railroad
Bald Mountain
Bullion Stock
Central Bullion
Mill Creek
Lee Canyon
South Bullion Fault Corridor
Bullion Fault Corridor
South Fault
LT
Dark Star North
Dark Star
Pinion
Papoose Canyon North
Papoose Canyon
JR Butte
585000
4490000
4485000
4480000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Drillhole Gold Results
Railroad Pinion Area
1:75,000
0
2 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2014

Figure 10.6: Highest Au Assay for Each Drill Hole, Exploration Targets and Geology.


GOLD STANDARD VENTURES
Pinon Range, Elko County, Nevada, USA
High Au in Drillholes
Railroad Pinion Area
1:60,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014
North Ridge
Cherry Springs
North Bullion
Railroad Fault
Bald Mountain
Central Bullion
Mill Creek
Lee Canyon
Bullion Fault Corridor
South Bullion Fault
South Fault
LT Target
Papoose Canyon North
Papoose Canyon
JR Butte
Pinion
Dark Star North
Dark Star
Legend
High Au in Drillholes
580000
582000
584000
586000
588000
4490000
4488000
4486000
4484000
4482000
4480000
4478000

10.5.2 Bald Mountain

One vertical, diamond core hole comprised of 2,035 ft (620.27 m) in length was completed at Bald Mountain to follow-up on historic RC drilling (Figures 10.5 and 10.6). Results of this hole confirmed the presence of a vertically extensive zone of hydrothermal alteration, collapse brecciation, igneous dikes, and a significant oxide gold and copper system hosted in hornfelsed rocks (Table 10.4). A cross section displaying the 2013 drill hole is provided as Figure 10.3. These results verify the deposit model being used, a large mineralizing system, and the discovery of a new mineralized zone. Based upon this result, further drilling is warranted at the Bald Mountain Target.

Table 10.4: Significant Drill Results – Bald Mountain Target.

		Significant Drill Intercepts – Bald Mountain Target							
Hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/st)	Au (ppm)	Cu %
RRB13-01	206.4	262.5	56.1	677	861	184	0.043	1.47	
Including	212.6	219.9	7.3	697.5	721.5	24	0.165	5.66	
	260.9	296.0	35.1	856	971	115			0.31

10.5.3 Central Bullion

During the period, GSV drilled five core holes testing geologic targets at Central Bullion, bringing the total GSV drilling to 9 holes totaling 13,835 ft (4,217 m) (Figures 10.5 and 10.6). Significant drill results for the 2012 and 2013 drilling are summarized in Table 10.5. All five holes intersected significant silver mineralization, with the best intercepts of 250 ft(76.2 m) of 1.28 oz Ag/st (43.9 ppm Ag) and 187 ft (57 m) of 1.70 oz Ag/st (58.3 ppm Ag) in RRB12-03. Significant copper, lead and zinc mineralization was also intersected in the drilling. The best copper intercept was 187 ft (57 m) of 0.78% in RRB12-03. Drilling results confirmed the skarn deposit model, a significant mineralizing system, and the discovery of a new mineralized zone.

Table 10.5: Significant Drill Results – Central Bullion Target.

		Significant Drill Intercepts – Central Bullion Target									
Hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Ag (oz/st)	Ag (ppm)	Cu %	Pb %	Zn %
RRB12-01	0	4.9	4.9	0	16	16	4.36	149.49			
	0	15.7	15.7	0	51.5	51.5			0.34	0.78	1.73
RRB12-02	31.7	32.9	1.2	104	108	4	6.15	210.86			
	202.1	205.8	3.7	663	675	12	1.30	44.57			
	285.1	287.4	2.3	935	942.5	7.5	6.16	211.20			
RRB12-03	6.1	82.3	76.2	20	270	250	1.28	43.89	0.25		
including	13.7	33.5	19.8	45	110	65	3.06	104.92	0.80	1.08	0.79
	207.3	216.5	9.2	680	710	30	0.71	24.34	0.27		
	278.4	335.4	57	913	1100	187	1.70	58.29	0.78		
including	278.4	291.8	13.4	913	957	44	6.42	220.12	2.48	0.31	
	360.4	368.5	8.1	1182	1208	26	0.63	21.60	0.78		0.83
	393.3	406.1	12.8	1290	1332	42	0.67	22.97	0.52		0.56
RRB13-02	91.8	98.5	6.7	301	323	22	0.54	18.51	0.30		0.25
	123.3	127.7	4.4	404.5	419	14.5	1.73	59.31	0.29	0.22	0.64
	138.4	146.8	8.4	454	481.5	27.5	0.92	31.54	0.24	0.11	0.18
	189.6	196.3	6.7	622	644	22	6.71	230.06	0.75	0.24	0.23
	247.5	254.7	7.2	812	835.5	23.5	0.25	8.57	0.27		
RRB13-03	22.6	43.0	20.4	74	141	67			0.42		
	91.2	99.1	7.9	299	325	26	0.29	9.94	0.19		0.21

A cross section displaying one of the 2012 and one of the 2013 drill holes is provided as Figure 10.4.

10.5.4 Railroad Fault

During the period, GSV drilled a total of eight RC and/or core holes along this west-northwest striking fault corridor testing for Carlin / Rain Style sediment-hosted gold zones bringing the total GSV drilling at the target to eleven holes totaling 14,329 ft (4,367 m) (Figures 10.5 and 10.6). The best intercepts for the period were in drill hole RR12-12, which intersected 20 ft (6.1 m) of 0.011 oz Au/st (0.38 ppm Au) and 5 feet (1.52 m) of 2.45 oz Ag/st (84.0 ppm Ag).

10.5.5 Bullion Fault Corridor

During 2012 and 2013 a total of 7 holes totaling 13,636 ft (4,156 m), including one that has not yet been completed, tested geological and geophysical targets along strike of the Bullion Fault (Figures 10.5 and 10.6). The holes were collared in the hangingwall of the westernmost strands of the Bullion Fault and intersected numerous Eocene rhyolite and dacite dikes and sills as the holes crossed into altered footwall rocks. These dikes and sills are similar to those closely associated with the gold mineralization at North Bullion.

The majority of this drilling was RC, with one core tail completed in BFC13-03. The drill holes intersected thick intervals of anomalous gold and anomalous arsenic within dolomitized, silicified and clay altered Paleozoic sedimentary rocks, but did not intersect significant gold mineralization. The best gold and arsenic intervals were in hole BFC13-01 which intersected 640 ft (195 m) of 0.002 oz Au/st (54 ppb Au), and 1,020 ft (311 m) of 179 ppm arsenic.

10.5.6 Cherry Springs

During 2012, two RC precollar / diamond core tail drill holes for a total of 3,667 ft (1,118 m) were completed at the Cherry Springs Target to drill test geologic and geophysical targets (Figures 10.5 and 10.6). The best intercepts were obtained from drill hole RR12-29, which intersected 18 ft (5.49 m) of 0.021 oz Au/st (0.72 ppm Au) and 13 ft (3.96 m) of 10.94 oz Ag/st (375 ppm Ag).

10.5.7 LT

During the period, GSV completed six RC drill holes for a total of 9,930 ft (3,027 m) testing geological, geochemical and geophysical features at the LT Target (Figures 10.5 and 10.6). Results from the six holes were limited to 15 ft (4.57 m) of 0.031 oz Au/st (1.06 ppm Au) in drill hole LT12-03.

10.5.8 North Ridge

One RC precollar / diamond core tail drill hole was completed at the North Ridge Target during the period bringing the GSV total to three drill holes totaling 8,633 ft (2,631 m) of drilling to date (Figures 10.5 and 10.6). The drill hole did not intersect significant gold mineralization.

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The following summarizes the procedures employed by GSV for the handling of core and reverse-circulation cuttings samples.

11.1 Core

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard's Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

- A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.
- The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.
- Whole core is sawed in half by contractors, working at Gold Standard's Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.
- Half core is retained in the original core boxes, and the other half is bagged for geochemical analysis.
- Geochemical standards and/or blanks are inserted every 10 to 15 samples.

All original geochemical analyses were completed by ALS Chemex Minerals ("ALS"), an internationally accredited independent analytical company with ISO9001:2008 certification. ALS picks up the core samples from Gold Standard's Elko office and delivers them to their Elko, Nevada preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis.

At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other "trace elements" by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following *aqua regia* digestion.

11.2 Reverse-circulation cuttings

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by GSV geologists every 15 to 20 samples. The samples were picked up at the drill sites by either ALS or SGS Mineral Services ("SGS") and delivered to their respective preparation labs in Elko, Nevada. SGS is an internationally accredited independent analytical company with ISO9001 and ISO/IEC 17025 certification.

Samples submitted to ALS utilized the exact same preparation and analytical procedures as described above for the core samples.

Samples submitted to SGS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were

shipped to Vancouver, British Columbia for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other "trace elements" by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following *aqua regia* digestion.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

12.0 DATA VERIFICATION

The primary author, Steven R. Koehler, has verified the location of numerous drill sites throughout the project area and compared them with coordinates in the GSV drill database and has not found any issues. The primary author has also conducted visits to the ALS and SGS sample preparation facilities in Elko, NV and no issues with respect to sample security or integrity were identified. In addition, the primary author has conducted a review of geological and geochemical data within the GSV drill database by comparing database values to original drill logs (paper copies) and original assay certificates provided by ALS, SGS and Inspectorate America Corporation ("Inspectorate") and no issues were identified.

For non-analytical field data Gold Standard has instituted a number of protocols and procedures to insure data integrity. For example, with respect to surface geochemical sampling (rock grab and soil sampling), samplers are required to enter sample locations into computers and locations are checked to illuminate data input errors. With respect to non-analytical drill hole information, GSV employs a similar protocol of continuous data checking to insure accurate collar and down hole survey information along with geological and geotechnical information from core/RC chip logging. The procedures employed are reasonable for insuring data integrity

12.1 Quality Assurance and Quality Control (QA/QC) Program

12.1.1 Drill Core Samples

The primary goal of the GSV QA/QC program is to monitor the assaying of drill core and RC chip samples by providing a basis for measuring the accuracy and precision of assay results. To this end, GSV personnel insert standard reference materials and blank samples into the sample sequence. The analytical quality control measures employed are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

For the 2012 and 2013 Railroad Project drill programs, certified blank and standard reference materials were obtained from Shae Clark Smith MEG Inc. in Reno, NV (SCS). A review of the sample preparation and certification procedures employed by SCS indicates that reference materials are produced according to industry standards to insure reasonable homogeneity and they appear to be reasonably well tested to establish expected values and acceptable ranges.

12.1.2 2012 and 2013 Drill Program QAQC

In 2012 and 2013 the Railroad drill programs included the collection of some 23,474 drill core and RC chip samples that were sent for gold assaying and geochemical analysis. This includes 911 blank pulp samples and 1013 standard samples that were inserted into the sample sequence. Thus, on average, the 2012-2013 Railroad drill program sample stream included at least one QC sample (blank or standard) for every 12.2 actual core/RC samples. This is a reasonable frequency to allow for a thorough evaluation of laboratory assay procedures.

Blanks

A total of 911 blank samples were inserted in the sample stream during the 2012 and 2013 Railroad drill programs. The blank pulp materials are certified by SCS to comprise material that should assay <0.003ppm Au (<3ppb Au). All of the blanks were analyzed by 30 g fire assay with a wet chemical finish with a lower detection limit 0.005 ppm Au (5ppb Au). In total, some 131 blank sample assays returned values >0.005 ppm (14.4%). An examination of the data by year indicted that only 3.5% of the 2013 blank samples (n=398) returned values >0.005ppm Au, which relative to a 95% confidence level is considered acceptable. As illustrated in Figure 12.1, in which samples are graphed chronologically (most recent on the right), there were issues with the analysis of many blanks samples in 2012 that were reduced in 2013. These issues may be the result of contamination within the laboratory or calibration issues with the AA spectrometer. This being said, it is important to note that the maximum assay result was only 43 ppb Au and the majority of the > detection limit analyses are less than 15 ppb Au, and thus it can be concluded that there were no significant issue with respect to the assaying of blank samples.

Figure 12.1: 2012-2013 Blank Pulp Assays.


2012-2013 Railroad Drilling QA/QC - Blank Pulps
Blank (<0.003ppm Au)
n=911
n > 5ppb = 131 (14.4%)
Au (ppm)
0.05
0.045
0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
0
100
200
300
400
500
600
700
800
900
Blank (Pulp) Assay Results

Standard Reference Materials

Throughout the 2012 and 2013 Railroad drill programs some 1013 standard samples were inserted in the sample stream by GSV. The certified values and acceptable analytical ranges for the standard samples used during the 2012-13 drill programs are tabulated below (Table 12.1).

Table 12.1: Standard Reference Materials Inserted Into the 2012 and 2013 Railroad Project Drill Assay Sample Stream.

GSV Identifier	Supplier Identifier	Certified Value (ppm Au)	Interlab Standard Deviation (ppm Au)	Acceptable Analytical Range (+/-2SD's)	
				Low	High
Standard 0.04ppm	MEG-Au.10.02	0.036	0.004	0.028	0.044
Standard 0.07ppm	MEG-Au.10.04	0.079	0.006	0.067	0.091
Standard 0.11ppm	MEG-Au.11.19	0.120	0.013	0.094	0.146
Standard 0.18ppm	MEG-Au.09.02	0.184	0.019	0.146	0.222
Standard 1.3ppm	MEG-S107005X	1.343	0.085	1.173	1.513
Standard 3.4ppm	MEG-Au.11.15	3.445	0.133	3.179	3.711
Standard 4.0ppm	MEG-Au.11.29	3.651	0.319	3.013	4.289

The analytical data for each of the seven (7) standards is illustrated in graphs that are appended to this report (Appendix 6) and two examples (standards 0.11 ppm Au and 1.3 ppm Au) are provided in Figures 12.2 and 12.3, respectively. A summary of analytical statistics for the Standard Reference Materials being utilized at the Railroad Project is provided in Table 12.2. The results for the standard samples fell within acceptable limits at the 95% confidence limit and therefore no significant issues with respect to laboratory precision were identified and it is the view of the authors that no re-assaying is required.

Table 12.2: Summary of 2012-13 Railroad Project Drill Assay Standard Sample Assay Results.

Standard Name	Certified Data			2012-13 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
	Au (g/t)	SD (gAu/t)	%RSD	Au (g/t)	SD (gAu/t)	%RSD			
Standard (0.04 ppm Au) MEG-Au.10.02	0.036	0.004	11.1%	0.035	0.003	8.6%	217	2	0.9%
Standard (0.07 ppm Au) MEG-Au.10.04	0.079	0.006	7.6%	0.080	0.008	10.0%	213	7	3.3%
Standard (0.11 ppm Au) MEG-Au.11.19	0.12	0.013	10.8%	0.119	0.012	10.1%	218	7	3.2%
Standard (0.18 ppm Au) MEG-Au.09.02	0.184	0.019	10.3%	0.176	0.007	4.0%	13	0	0.0%
Standard (1.30 ppm Au) MEG-S107005X	1.343	0.085	6.3%	1.363	0.069	5.1%	246	5	2.0%
Standard (3.40 ppm Au) MEG-Au.11.15	3.445	0.133	3.9%	3.666	0.264	7.2%	28	10	35.7%
Standard (4.00 ppm Au) MEG-Au.11.29	3.651	0.319	8.7%	3.745	0.250	6.7%	78	5	6.4%

Figure 12.2: Assay Data for Standard 0.11ppm Au (MEG-Au.11.19).


Standard MEG-Au.11.19
Assay Values (ppm Au)
Assay Results
Standard MEG-Au.11.19
(0.120 +/- 0.026 ppm Au)
n=218
n outside 2SD = 7 (3.2%)

Figure 12.3: Assay Data for Standard 1.3ppm Au (MEG-S107005X).


Standard MEG-S107005X
Assay Values (ppm Au)
Assay Results
Standard MEG-S107005X
(1.343 +/- 0.170 ppm Au)
n=246
n outside 2SD = 5 (2.0%)

The data in Table 12.3 shows that there appears to have been an acceptable amount of analytical precision in the assaying of 2012 and 2013 Railroad core and RC drill samples. The analytical averages for all seven (7) standard samples match the certified values for each to within +/-2%. Also, the analytical standard deviations and percent relative standard deviations (%RSD) of each standard very closely match the certified standard deviations and percent relative standard deviations. Furthermore, although there were several 2SD analytical "failures", the majority of the erratic results lie just outside the 2SD limit and most fall well within the 3SD limit, which would warrant re-assaying of sample batches.

Table 12.3: Precision Test for Railroad Standard Sample Assay Results.

Standard	Cert. Value (gAu/t)	Cert. Std. Dev. (s) (+/-ppmAu)	Analytical Std. Dev. (S) (+/-ppmAu)	No. of Analyses (n)	CHIINV (@95% confidence and n-1)	Precision Test n(S)/(s)	Result (Test < CHIINV = PASS)
Standard (0.04 ppm Au) MEG-Au.10.02	0.036	0.004	0.003	217	251.29	106.37	PASS
Standard (0.07 ppm Au) MEG-Au.10.04	0.079	0.006	0.008	213	246.97	385.30 148.81	FAIL PASS*
Standard (0.11 ppm Au) MEG-Au.11.19	0.12	0.013	0.012	218	252.37	189.72	PASS
Standard (0.18 ppm Au) MEG-Au.09.02	0.184	0.019	0.007	13	21.03	1.80	PASS
Standard (1.30 ppm Au) MEG-S107005X	1.343	0.085	0.069	246	282.51	161.44	PASS
Standard (3.40 ppm Au) MEG-Au.11.15	3.445	0.133	0.264	28	40.11	110.74	FAIL
Standard (4.00 ppm Au) MEG-Au.11.29	3.651	0.319	0.250	78	98.48	47.73	PASS

* For Std MEG-Au.10.04, Pass/Fail controlled by 2 very low (<3SD) results.

The exception to these observations is the "3.4 ppm Au" standard (MEG-Au.11.15) that had a significant number of analytical "failures" (10 of 28 analyses) and remains problematic. It should be noted that only 28 of these standard samples were inserted into the sample stream from just 8 drill holes completed early in the 2012 Railroad drill program. In addition, the sample stream from these 8 holes also included 86 samples of the other standard samples that showed no significant deviations from expected values. As a result, and because the data for this standard are so different from that of the others, it is recommended that the use of this standard be discontinued.

The results of a statistical test for precision performed upon the GSV Standard samples are presented in Table 12.3. The CHIINV value is the calculated expected variance based upon a given number of tests, the standard deviation of the Standard sample analyses and a given confidence level (95%). This calculated value is then compared with the result of the expression n(S)/(s), where (n) is the number of lots or analyses, (S) is the square of the standard deviation for the analyses, and (s) is the square of the certified (interlab) standard deviation for the standard. If the n(S)/(s) result is lower than CHIINV, then there is good precision. The CHIINV and n(S)/(s) values will change depending upon the total number of samples in a given data set and the standard deviation of the data set (i.e. the standard sample analyses). The data in Table 12.3 shows that there was acceptable analytical precision for 5 of the 7 Standards. For Standard MEG-Au.10.04 ("0.07 ppm Au Standard") the results of the precision test for the 213 analyses are skewed by 2 very low results the removal of which results in excellent precision within the dataset (see Table 12.3). Given the relatively low gold concentration in this Standard, these analytical results and the CHIINV test are considered acceptable. With respect to Standard MEG-Au.11.15 ("3.4 ppm Au Standard"), the analytical data clearly shows poor precision, which is supported by the CHIINV result.

This result, which represents a clear outlier amongst the data from the other Standards used by GSV, further supports the recommendation above to discontinue its use.

Umpire Check Assays

Gold Standard implemented a gold assay check program for pulps from the drilling at the North Bullion Deposit to expand upon the results and verification reported in the Shaddrick (2012) report. Inspectorate of Sparks, Nevada, an internationally accredited analytical company with ISO9001:2008 certification, completed the check assays. Check assays were performed on original pulps, with gold grades ranging from <0.005 to 30.2 ppm, as a check/verification of the original ALS Chemex gold assays (Table 12.4). Inspectorate used the same analytical techniques as the original ALS analyses.

Table 12.4: Check Assay Summary for Drill Hole Pulps Re-Assayed at Umpire Laboratory.

Hole ID	Total Number of Samples Originally Assayed by ALS	Percent of Total Samples Check Assayed	Total Number of Pulps Check Assayed by Inspectorate	Check Assays Within 15% of ALS Assays
RR10-08C	246	8.9	22	19
RR11-03	356	8.4	30	27
RR11-09	164	7.9	13	13
RR11-16	457	7.7	35	34
RR11-18	437	7.8	34	23
RR12-01A	420	6.4	27	25
RR12-02	429	6.3	27	26
RR12-04	482	5.4	26	14
RR12-05	586	5.5	32	27
RR12-07	328	9.1	30	27
RR12-10	472	9.7	46	42
RR12-11	441	6.8	30	14
RR12-13	337	8.3	28	26
RR12-18	463	6.0	28	27
RR12-24	344	6.1	21	15
RR12-27	414	7.5	31	29
RR13-03	356	11.5	41	21
RR13-01	545	7.0	38	31
RR13-02	326	8.6	28	26
RR13-03	356	6.7	24	21
RR13-04	361	7.2	26	25
RR13-05	404	9.4	38	35
RR13-06	368	9.8	36	33
RR13-07	357	8.1	29	26
RR13-08	433	9.2	40	36
RR13-09	504	8.5	43	40
RR13-10	390	9.2	36	36
RR13-11	362	9.7	35	33

Figure 12.4: Check Assays for 2012 Drill Hole Pulps Conducted at Umpire Laboratory.


2012 Check Assay Data (log-log plot)
Correlation Coefficient - 0.9985
n=446
Original Assay
(log ppm Au)
Check Assay
(log ppm Au)
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100

Figure 12.5: Check Assays for 2013 Drill Hole Pulps Conducted at Umpire Laboratory.


2013 Check Assay Data (log-log plot)
Correlation Coefficient - 0.9888
n=373
Original Assay
(log ppm Au)
Check Assay
(log ppm Au)
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100

Of the 874 pulps that were check assayed for gold by Inspectorate, 751 pulps were within 15 percent of the original ALS assay with excellent correlation coefficients when compared back to the original pulp assays (Table 12.4; Figures 12.4 and 12.5). The check assays completed by Inspectorate are well within the range of acceptable analytical and natural variability. These results indicate that the procedures used by Gold Standard and ALS are appropriate and suitable for this type of metal system. The check assay results also support the conclusion that the drilling results are accurate within the limits of analytical and natural variability, and are not in any way misleading.

Duplicate Core Sample Assays

As part of the QAQC program, Gold Standard also implemented a check assay program for duplicate core samples, which were collected throughout the 2012 and 2013 Railroad drilling program in order to provide a means of examining sample variance. A total of 278 duplicate core samples were collected by quartering previously split (cut) core. The data for the duplicate core assays is illustrated in Figure 12.6 and indicates that there is generally very good correlation with a correlation coefficient of 0.9792.

Figure 12.6: 2012-2013 Duplicate Core Assays.


2012-2013 Railroad Drilling QA/QC - Duplicate Assays (Core)
n = 287 pairs
Correlation Coefficient = 0.9792
Log - Duplicate Assay (ppm Au)
Log - Original Assay (ppm Au)
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10

Lab-inserted Standard Reference Materials

There were no lab-inserted standard sample results or repeat analysis results reported within the digital assay files provided by the laboratories.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Two separate and unique first-pass metallurgical tests were completed on drill samples from the North Bullion Deposit and the Bald Mountain Target. The samples, test work and results for each are summarized below:

13.1 North Bullion Target

Three samples were selected from composited, quarter-cut North Bullion drill core from the Railroad Project. The samples were provided to Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont"). Each sample was taken from drill core and was expected to be refractory. A scope of work was generated to conduct gold head assays (duplicate fire assays, cyanide leachable gold assays, and preg-rob assays), carbon and sulfur assays (with a LECO furnace) and a multi-element ICP-MS analysis (Table 13.1). The tests were designed to determine if North Bullion deposit mineralization is amenable to the established recovery technologies commonly used for Carlin-type ores. The samples tested are described as follows:

- Sample #1 represents a 95 ft (28.96 m) lower breccia interval from 1200 to 1295 ft (365.76 to 394.72 m) in hole RR11-18.
- Sample #2 represents a 45 ft (13.72 m) upper breccia interval from 960 to 1005 ft (292.61 to 306.32 m) in hole RR12-01.
- Sample #3 represents a 20 ft (6.10 m) lower breccia interval from 1160 to 1180 ft in (353.57 to 359.66 m) hole RR13-08.

Newmont provided the Company with two reports summarizing the results of metallurgical and mineralogical tests from the North Bullion deposit. All 3 samples were characterized as carbonaceous and sulfidic refractory material with very different gold grades, arsenic grades and sulfide sulfur contents (Arthur, 2013; McComb, 2013). The three samples assayed 0.067 oz Au/st (2.30 g/t), 0.340 oz Au/st (11.66 g/t) and 0.235 oz Au/st (8.06 g/t), respectively. Roaster recoveries were 83.1%, 90.0% and 78.8%, respectively, as illustrated in Table 13.2, indicating that North Bullion mineralization is likely to be conducive to roaster processing (Arthur, 2013). The cause of the recovery variances was not determined. Sulfide sulfur burns were between 94% and 96% and organic carbon burns were between 78% and 93%. The results suggest that the roast was complete (Arthur, 2013). The calcines had calculated preg-rob values between 0 and 0.007 opt with AA/FA ratios between 77% and 84% further supporting the conclusion that all of the organic carbon was burned (Arthur, 2013).

Table 13.1: Head Assays.

Sample ID	AuTG (Opt)	AuTG (g/t)	AA/FA (%)	Calc. PR (opt)	Sulfide Sulfur (%)	Organic Carbon (%)	Carbonate Carbon (%)	Silver (ppm)	Arsenic (ppm)	Copper (ppm)	Mercury (ppm)	Nickel (ppm)	Zinc (ppm)
RR11-18	0.067	2.30	4.2	0.026	1.20	0.30	0.10	1.08	235	20	11	40	880
12-01A	0.340	11.66	13.5	0.024	3.26	0.53	0.34	0.30	2,473	40	78	46	54
13-08	0.235	8.06	2.4	0.049	6.16	0.61	0.32	0.70	1,005	47	46	47	2,029

Table 13.2: Roast Test Results.

Sample ID	Recovery (%)	Sulfide Sulfur Burn (%)	Organic Carbon Burn (%)	Calcine Calc. PR (opt)	Calcine AA/FA (%)	NaCN Demand (lb/ton)	Lime Demand (lb/ton)
RR11-18	83.1	96	78	0.007	77	1.81	15.4
12-01A	90.0	94	90	0.000	84	1.81	21.6
13-08	78.8	96	93	0.001	76	1.01	15.2

13.2 Bald Mountain Target

Recognizing the potential economic significance of the Bald Mountain gold discovery, Gold Standard commissioned metallurgical tests of the core from drill hole RRB13-01. Inspectorate America Corporation ("Inspectorate") of Sparks, Nevada used the following procedure: 30 gram pulp samples were agitation-leached for one hour at room temperature in 60 ml of 0.3% sodium cyanide solution. The solution also had a 0.3% concentration of sodium hydroxide in order to stabilize the pH at greater than 10. Pregnant solutions were analyzed by a matrix-matched-calibrated AAS. Internal blanks, standards and duplicates were also analyzed at a frequency of approximately one of each for every 35 samples.

Fourteen of fifteen samples provided an unweighted average recovery of 82.2%. The better recoveries were skewed toward the higher grade samples (see table below):

Table 13.3: Gold Standard Ventures RRB13-01: 15 pulp samples for Au-30-CN.

Sample #	AuAA 23 ppm Chemex	Au (opt)	Au ppm 30 CN Inspectorate	Au (opt)	Gold Recovery %	Cu (ppm)
RRB13-01 680	1.355	0.040	1.33	0.039	98	464
RRB13-01 684	0.883	0.026	0.75	0.022	85	316
RRB13-01 702	2.4	0.070	2.02	0.059	84	549
RRB13-01 712	6.75	0.197	5.61	0.164	83	402
RRB13-01 716.5	12.85	0.375	10.61	0.309	83	218
RRB13-01 721.5	4.04	0.118	3.8	0.111	94	323
RRB13-01 730	0.952	0.028	0.8	0.023	84	380
RRB13-01 743	0.433	0.013	0.37	0.011	85	494
RRB13-01 772	0.381	0.011	0.24	0.007	63	787
RRB13-01 792	1.705	0.050	1.42	0.041	83	601
RRB13-01 802	2.5	0.073	1.74	0.051	70	756
RRB13-01 812	1.415	0.041	1.08	0.031	76	137
RRB13-01 827	1.22	0.036	0.99	0.029	81	404
RRB13-01 834	0.623	0.018	0.51	0.015	82	855
RRB13-01 861	0.569	0.017	0.1	0.003	18	1110

13.3 Pinion Project

An initial program of metallurgical test work was conducted in 1992 by Crown Metals using RC drill cuttings samples that were composited and processed at McClelland Laboratories in Sparks, NV. A total of 158 – 5 foot RC samples were combined into 8 composite samples that were subjected to basic cyanidation (leach) tests without further preparation (ie no additional grinding or screening was

conducted). The results of this work indicated that the samples (RC cuttings) were amenable to direct cyanidation with recoveries ranging from 75% to 91.3% and averaged 81.8%. The samples were subjected to 96 hours of leaching but results indicated that gold leaching was relatively rapid and was substantially completed between 6 and 24 hours. Cyanide consumption was low and lime requirements were moderate to high (Calloway, 1992b; DeMatties, 2003).

Additional metallurgical test work was completed in 1994, also at McClelland Laboratories (McPartland, 1995; DeMatties, 2003). Bottle roll and column percolation leach tests were performed on 35 RC drillhole cuttings composites, comprising material from 529 individual RC drill cuttings samples, as well as an 880lb bulk sample collected from a surface exposure of the Pinion mineralization. Additional column percolation leach testing at various grind sizes, along with mineralogical testing, was recommended.

The results for column leach testing conducted on the Pinion (surface) bulk sample are summarized below in Table 13.4 and indicate that gold recoveries increase with finer grinding up to 80.6% by column leaching on material ground to 100 mesh. It was concluded from the simulated heap leach cyanidation testing completed that the Pinion (referred to as "South Bullion") bulk sample material was amenable to leaching at 62% - 2" and 82% - ¾" feed sizes.

Table 13.4: Pinion Surface Bulk Sample Leach Testing.

Material Size	Recovery (%)		Head Grade	Head Grade
	Column	Bottle Roll	(opt Au)	(ppm)
-2"	52.8	-	0.036	1.23
-3/4"	61.5	-	0.039	1.34
-1/2"	-	55.9	0.034	1.17
10 Mesh	-	70.3	0.037	1.27
65 Mesh	-	71.0	0.031	1.06
100 Mesh	-	80.6	0.036	1.23

With respect to the bottle roll testing of the 35 composited cuttings samples, the data indicates that the samples are amenable to direct cyanidation at a nominal grind of 10 mesh with recoveries averaging 66.1%. Ten of the 35 composites were subjected to further grinding to 80% passing 65 mesh and resulted in an average increase in recovery of 13.7% from 60.6% to 68.0%, with 5 of the 10 samples averaging a 25% increase in recovery. Further grinding to 200 mesh had little effect on recoveries, which increased by an average of 3.8%. Leaching was fairly rapid, cyanide consumption was considered low and lime requirements were moderate. There was no strong correlation between composite depth and gold recovery, recovery rate or reagent requirements.

14.0 MINERAL RESOURCE ESTIMATES

No NI 43-101 compliant mineral resource estimates have been completed for the Railroad or Pinion Projects. Several non NI 43-101 compliant historic mineral resource estimates have been completed for the POD (Railroad), Pinion and Dark Star prospects and are discussed in the History section of this report.

15.0 ADJACENT PROPERTIES

The Railroad and Pinion Projects are situated along the southeastern portion of the Carlin Gold Trend. The Rain Mining District, which is largely controlled by Newmont Mining Corporation (Newmont) , is located only 2 to 3 km (1.2 to 2 miles) north of the north boundary of the Railroad Project (Figures 2.1 and 7.3a). The Rain District has been an active exploration and mining area for several decades and is the

location for Newmont's current mining activities at the Emigrant Mine. The Rain – Emigrant series of deposits has seen extensive exploration over the last three decades. To the south of the Railroad and Pinion Projects, several exploration areas have received sporadic exploration over the past three to four decades. These areas include Pony Creek and the Dixie Creek Properties. Adjacent properties with bearing or influence on the Railroad and Pinion Projects are described below. The authors of this Technical Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information.

15.1 Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north of Gold Standard's North Bullion Target. Newmont operated the Rain open pit mine, the Rain Underground mine and the SMZ open pit mine from 1988 to 2000 and produced approximately 870,000 ounces of gold (Longo *et al.,* 2002). Longo *et al.* (2002) summarized a number of mineral resources for the three deposits as follows: Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 oz Au/st (2.3 g/t) for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 oz Au/st (7.9 g/t) for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 oz Au/st (0.65 g/t) for a total of 30,000 ounces of gold. No mining has been conducted at these Rain deposits since the date of the Longo *et al.* (2002) report. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon. None the less, the information provides an indication of the potential size of the gold mineralized system and deposits held by Newmont immediately north of Gold Standard's Railroad and Pinion Project.

Along strike to the northwest of the Rain Project and likely on the same structure is the Saddle and Tess gold deposits. The mineralized zones are roughly 3.5 km (2 miles) north of the Railroad Project and 10 km (6 miles) northwest of the North Bullion Target. Longo *et al.* (2002) states that Newmont identified a primarily underground high sulphide resource of 1.37 million tons (1.23 million tonnes) at 0.572 oz Au/st (19.6 g/t) for a total of 782,000 ounces of gold at Tess and 3.99 million tons (3.59 million tonnes) at 0.37 oz Au/st (12.7 g/t) for a total of 1,475,000 ounces of gold at Saddle. The project is currently part of a joint venture between Premier Gold Mines and Newmont. No mining has been conducted at the two deposits. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon.

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Formation limestone contact and along the Rain Fault. Important ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking faults. As at the Saddle and Tess deposits along the trend, shallow oxide zones give way to deeper sulfide and carbon rich zones of substantial size and grade.

West-northwest striking structures, possibly similar in nature to the Rain Fault, are present at the Railroad and Pinion targets within the Railroad - Pinion Project area. The west-northwest structure at Railroad appears to control the spatial distribution of the breccia and gold mineralization. At Pinion the west-northwest appears to separate and partially control gold mineralization of the North Pod and the northern portion of the Main Zone. The structure parallels or is possibly coincident with a series of west-northwest fold axial planes.

15.2 Emigrant Springs

Emigrant Springs is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north-northeast of Gold Standard's North Bullion Target. Newmont is currently mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized and barite rich collapse breccia developed within the Webb Formation mudstone. Important ore-controlling features at Emigrant include the north-south-striking Emigrant Fault, collapse breccia and the Northeast Fault.

Open pit, oxide resource and reserve calculations for Newmont's Carlin Trend operations are typically commingled into a single heading of "Carlin open pits, Nevada" category. In 2003, reserves at Emigrant were published at 1,200,000 ounces (Newmont, 2003). No details were provided by Newmont as to the quality of the reserves. The mine is expected to produce roughly 80,000 ounces of gold over a plus ten year mine life and has recently commenced production (Harding, 2012).

15.3 Pony Creek Property

Pony Creek is located approximately six miles (10 kilometers) south of Gold Standard's Pinion Target. Gold mineralization is hosted in north to northeast-trending shears in rhyolite intrusive and Mississippian to Permian age sediments proximal to the intrusive (Russell, 2006). A total of 175 drill holes were completed on the project from 1981 through 2004, and in these holes, 151 contained gold intercepts of at least 5 ft (1.5 m) of 0.010 oz Au/st (0.34 g/t) (Russell, 2006). No NI 43-101 compliant resource has been disclosed at Pony Creek.

15.4 Dixie Creek Property

Dixie Creek is an early stage exploration target located approximately two miles (three kilometers) south of Gold Standard's Pinion Target. At surface, the Diamond Peak Formation is silicified, argillized, contains barite and is locally cut by altered felsic dikes (Redfern, 2002). At least 40 drill holes were completed on the property (Redfern, 2002). These historic holes ended in mudstone and sandstone of the Chainman Formation, above the favorable Webb Formation / Devils Gate Formation contact (Redfern, 2002). A carbonaceous siltstone horizon within the Chainman Formation contained gold mineralization with "values of to nearly 1 g/t Au over a drill length of 100 ft (30.5 m)" (Redfern, 2002). No NI 43-101 compliant resource has been disclosed at Dixie Creek.

16.0 OTHER RELEVANT DATA AND INFORMATION

There are no additional data for the Railroad Pinion Project beyond that discussed in the preceeding sections.

17.0 INTERPRETATION AND CONCLUSIONS

Gold Standard's Railroad - Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. More than 40 separate gold deposits have been delineated along the Carlin Trend where past production, reserves and resources exceed 100 million ounces of gold (Teal and Jackson, 1997). The Project is centered on the fourth and southernmost dome-shaped window along the Carlin Trend in the Piñon Range (Jackson and

Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for hosting Carlin-style gold deposits.

Gold Standard's aggressive and on-going, geologic model-driven exploration programs at the Railroad Project since 2010 has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014).

Drill results during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion Target, and identified new mineralized zones at the Bald Mountain and Central Bullion targets. Drilling at North Bullion has been focused on expanding a zone of gold mineralization within the "lower collapse breccia" where sufficient data now exists to warrant an initial mineral resource estimate. Continued drilling on the Bald Mountain and Central Bullion targets is also warranted based on early-stage drill results. Early-stage results from other target areas indicate that additional geologic work and drilling is also warranted on the Railroad Project

Thirteen target areas have been identified by Gold Standard for additional exploration. The targets are focused on gold, but also include silver, copper, lead and zinc. Eight of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

In January, 2014, Gold Standard announced that it entered into an agreement with Scorpio to acquire the remaining portion of the highly prospective Pinion Project area which is contiguous to the south end of the Company's Railroad Gold Project (Gold Standard Corporate News Release January 28th, 2014). The acquisition of the remaining percentages of Scorpio's Pinion land position, where GSV previously held a minority interest, along with other lands completes the Company's efforts to consolidate the mineral rights for the greater Railroad District under a single operator.

The acquisition of the Pinion Deposit and surrounding area represents an important near surface exploration target. Although Gold Standard has not conducted any exploration at the Pinion Target to date, a significant amount of historic exploration has been conducted at the target and the acquisition comes with a historic drill hole database of over 385 RC and core holes and a number of non-43-101 compliant historic mineral resource estimates. The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont's currently producing Emigrant Mine located about 10 miles (16 kilometers) to the north. The Pinion Gold Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts Gold Standard's North Bullion discovery at the Railroad Project. Similar to the Emigrant Deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the Mississippian Webb Formation siltstone-mudstone contact with the underlying Devonian Devils Gate Formation limestone. Based upon a detailed review of the Pinion drill hole database, the Pinion Deposit has grade similar in tenor to that of Newmont's Emigrant deposit, along with significant amounts of silver. The Pinion Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The authors are of the opinion that the drill hole spacing, the overall density of drilling and the continuity of intersected gold mineralization for the Pinion Deposit is sufficient to conduct an NI 43-101 mineral resource estimate with the recovery of certain original drill hole data and further validation and confidence in the drill hole database.

The acquisition of the Pinion deposit and surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. Railroad/Pinion is the last of these windows to be explored and potentially developed.

Based on the review of available information and knowledge of the current geologic / drilling programs, the authors conclude the following:

- Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Phase 2 drill results (as recommended in the Shaddrick Technical Report, 2012) further verified the Carlin-style gold mineralization model and continue to indicate the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. The Phase 2 drilling identified higher gold grades hosted in the lower breccia zone. Continued step-out and offset drilling is warranted in the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modeling of the deposit and the calculation of a maiden resource estimate.

- Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

- Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Central Bullion Target. Drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

- The initial drill results in the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. Much of the +5 mile long strike of the Bullion Fault (Target) remains untested by drilling. Additional drilling is recommended.

- Gold Standard has significantly increased its land holdings along the Piñon Mountains through its recent acquisition of the Pinion Project from Scorpio Gold Corporation (GSV Corporate News Release March 5, 2014). The Pinion Project is located immediately south of the Railroad Project and includes two Carlin-style gold prospects (Pinion and Dark Star). At the Pinion Target, a significant amount of drilling has been completed since its discovery in 1980 and several non NI 43-101 compliant historic mineral resource estimates have been completed. Further drilling at the Pinion Target is warranted to both confirm the existing mineralization and to expand the known zones of mineralization. Further drilling to expand and explore the mineralized system for areas of improved grade is warranted at Dark Star.

- Geologic mapping, geophysics and geochemical sampling continue to refine target areas. The integration of these techniques has identified five new target areas. Further exploration utilizing these techniques is warranted throughout the Railroad – Pinion Project area to develop additional drill targets.

- The geologic, structural and mineralization models used for the Railroad Project are analogous to sedimentary rock-hosted gold and polymetallic skarn deposit models used on the Carlin Trend and in northern Nevada.

- In the opinion of the authors of this Technical Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to insuring overall data quality and integrity.

18.0 RECOMMENDATIONS

Gold Standard's Railroad - Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated with past production, reserves and resources exceeding 100 million ounces of gold (Teal and Jackson, 1997). The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Paleozoic units that host mineralization elsewhere in the district. Historic work and exploration conducted by Gold Standard since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project. In addition, Gold Standard has recently increased its ownership of the Pinion Project, which adjoins the southern boundary of the Railroad Project and hosts a significant zone of Carlin-type gold mineralization at the Pinion Target. As a result of all of these factors, it is the opinion of the authors of this Technical Report that the Railroad - Pinion Project warrants significant exploration work at a number of target areas.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Central Bullion target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad Fault, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is recommended. Geological modeling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modeling exercise may assist target definition for the proposed in-fill and step-out drilling at North Bullion.

At the Pinion Project area, drilling is recommended in order to confirm and potentially expand upon the results of historical drilling at the Pinion Target. Drill testing of the Dark Star prospect and structural trend is also recommended. Additional metallurgical test work is recommended for the Pinion Target, along with a more thorough evaluation of density associated with certain lithologies and gold mineralization. This work should be performed on materials resulting from the recommended drill program as well as on archived drill core recently acquired by Gold Standard. Data compilation, geological modeling and resource estimation in conjunction with the establishment of accurate survey control is warranted at this time and is recommended for the Pinion and Dark Star targets, the results of which may be used to guide the recommended drilling. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the JR Butte-Papoose trend located west of the Pinion prospect.

At present, ground geophysical surveys are somewhat discontinuous. Given the effectiveness of detailed magnetic and electromagnetic techniques in identifying structures that may be associated with gold mineralization on the property and the recent expansion of the Project area, it is recommended that Gold Standard consider conducting a detailed magnetic and, possibly, an electromagnetic airborne geophysical survey over the entire project area in order to assist with the delineation of structural targets.

The budget presented below in Table 18.1 is intended to summarize estimated costs for completing the highest priority recommended work program described above for both the Railroad and Pinion Project areas.

Table 18.1: Railroad – Pinion Exploration Plan and Budget.

Target Area	Activity	Cost/ft	Cost/m	Quantity ft	Quantity m	Cost
North Bullion	Drilling	$175/ft	$575/m	25,000 ft	7,620 m	$ 4,375,000
Bald Mountain	Drilling	$75/ft	$245/m	25,000 ft	7,620 m	$ 1,875,000
Central Bullion	Drilling	$150/ft	$490/m	12,000 ft	3,655 m	$ 1,800,000
Cherry Springs	Drilling	$125/ft	$410/m	8,000 ft	2,440 m	$ 1,000,000
Bullion Fault Corridor	Drilling	$75/ft	$245/m	20,000 ft	6,095 m	$ 1,500,000
Railroad Fault	Drilling	$75/ft	$245/m	12,000 ft	3,655 m	$ 900,000
North Ridge	Drilling	$125/ft	$410/m	3,000 ft	915 m	$ 375,000
Lee Canyon	Drilling	$100/ft	$330/m	5,000 ft	1,525 m	$ 500,000
Pinion & Dark Star	Drilling (RC)	$35/ft	$115/m	40,000 ft	12,200 m	$ 1,400,000
Pinion & Dark Star	Drilling (core)	$75/ft	$245/m	6,000 ft	1,825 m	$ 400,000
			Subtotals	156,000 ft	47,550 m	$ 14,175,000
Property Wide Activities						
Geological Mapping						$ 150,000
CSAMT						$ 150,000
Gravity						$ 30,000
Airborne Magnetics						$ 100,000
Geochemical Sampling						$ 125,000
Density Testing & Metallurgy						$ 70,000
Resource Modeling & Scoping Studies						$ 150,000
Bonding/Environmental						$ 300,000
					Subtotal	$ 1,075,000
Contingency (10%)						$ 1,525,000
					Total	**$16,775,000**

Gold Standard Ventures Corp.

Steven Koehler, B.Sc., CPG

APEX Geoscience Ltd.

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

Andrew J. Turner, B.Sc., P.Geol.

Elko, Nevada, U.S.A. and
Edmonton, Alberta, Canada
March 31, 2014

19.0 REFERENCES

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Bartels, Ed, 1999, Railroad Project, Pod Area Sectional Resource Calculation, Kinross Gold U.S.A, Inc., internal company memorandum.

Bettles, K., 2002. Exploration and Geology, 1962-2002, at the Goldstrike Property, *in* Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 54-75.

Bharti Engineering, 1996. Preliminary Assessment of the South Bullion Deposit, confidential internal report, 5p.

Calloway, V. 1992a. Exploration Summary, Results and Recommendations for the Cord Ranch Lease, Elko County, Nevada, Crown Resources internal report, 78p..

Calloway, V. 1992b. Cyanidation Testwork – South Bullion Samples. McLelland Laboratories Inc., Sparks, Nevada.

CIM, 2010. CIM Definition Standards-For Mineral Resources and Mineral Reserves.

DeMatties, T.A., 2003. NI 43-101 Technical Report: An Evaluation of the Pinion Gold Property, Elko County, Nevada, USA. Dated January 20, 2003. Prepared for Royal Standard Minerals Inc.

Clode, C.H., Grusing, S.R., Johnston, I.M., and Heitt, D.G., 2002. Geology of the Deep Star Gold Deposit, *in* Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 76-90.

Cook, Harry E. and Corboy, James J., 2004. Great Basin Paleozoic Carbonate Platform: Facies, Facies Transitions, Depositional Models, Platform Architecture, Sequence Stratigraphy, and Predictive Mineral Host Models, U. S. Geological Survey Open File Report 2004-1078.

Emmons, W.H. 1910. A Reconnaissance of Some Mining Camps in Elko, Lander and Eureka Counties, Nevada, U.S. Geological Survey Bulletin 408.

Galey, John T., 1983. Appraisal, Railroad Project, Elko County, Nevada, AMAX Exploration, Inc., internal company report

Gillerman, Virginia Sue, 1981. Tungsten and Copper Skarns of the Railroad Mining District, Nevada, University of California Berkeley PhD Dissertation.

Gold Standard Ventures Corp., 2014a. Gold Standard Ventures Closes Acquisition of Balance of the Pinion Gold Project, unpublished company news release dated March 5th, 2014.

Gold Standard Ventures Corp., 2014b. Gold Standard Ventures Enters into Agreement to Acquire the Balance of the Pinion Gold Deposit South of its Railroad Project in Nevada's Carlin Trend with Concurrent Private Placement Financing, unpublished company news release dated January 28th, 2014.

Harding, A., 2012. Mining to Start Soon at Emigrant, in Mining Quarterly Spring 2012, Elko Daily Free Press, p. 30-34.

Henry, Christopher, unpublished report, Igneous Geology and Relation to Mineralization: Railroad-Bullion Area, Nevada Bureau of Mines and Geology, Reno, Nevada.

Hunsaker III, E.L., 2010. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) and dated May 9, 2010, 67p.

Hunsaker III, E.L., 2012a. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated February 15, 2012, 78p.

Hunsaker III, E.L., 2012b. Amended and Restated Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated April 18, 2012, 82p.

Jackson, M.R., 2013. North Bullion Tectono-Stratigraphic Column, unpublished geologic compilation.

Jackson, M.R. and Koehler, S.R., 2014. Carlin-style Gold and Polymetallic Targets within a Large Eocene, Magmato-thermal System on the Carlin Trend, Nevada, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Jackson, M.R., Lane, M., and Leach, B., 2002. Geology of the West Leeville Deposit, *in* Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 106-114.

Ketner, K.B. and Smith Jr., J.F., 1963. Geology of the Railroad mining district, Elko County, Nevada, U.S. Geological Survey Bulletin 106.

Kuhl, T. F., 1985. Geological Ore Reserves, Railroad Project, Elko County, Nevada, NICOR Mineral Ventures, internal company memorandum.

LaPointe, Daphne, D., Tingley, Joseph V., and Jones, Richard B., 1991. Mineral Resources of Elko County, Nevada, Nevada Bureau of Mines and Geology Bulletin 106

Longo, Anthony A., Thompson, Tommy B., and Harlan J. Bruce, 2002. Geologic Overview of the Rain Subdistrict, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 111.

Mathewson, David, C., 2001. Tectono-Stratigraphic Setting for the Rain District Gold Deposits, Carlin Trend, Nevada, in: Shaddrick, D.R., Zbinden, E.A., Mathewson, D.C. and Prenn, C. (eds.) Regional Tectonics and Structural Control of Ore: The Major Gold Trends of Northern Nevada, Geological Society of Nevada Special Publication 33.

Mathewson, David, C., 2002. Carlin Gold Trend, Nevada Longitudinal Section – The "Four Windows", unpublished cross section.

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McCusker, R. and Drobeck, P., 2012. Piñon Project Summary. Prepared for Royal Standard Minerals Inc.

McPartland, J.S., 1995. Cyanidation Testwork – South Bullion Samples. McLelland Laboratories Inc., Sparks, Nevada.

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Newton, M.N. and Cline, Dr. J.S., 2104. Characterization of Gold and Related Mineralization at the North Bullion Deposit, Railroad Project, A Nevada Carlin-Type Gold Prospect, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Norby, John W and Orobona, Michael J.T., 2002. Geology and Mineral Systems of the Mike Deposit, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 11, p. 143-167.

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Redfern, R. R., 2002, Geological Report on the Dixie Creek Property, Report for Frontier Pacific Mining Corporation, 34 p.

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Wright, J.L., 2012a. Railroad Property CSAMT Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012b. Railroad Property CSAMT Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

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CERTIFICATE OF QUALIFIED PERSON

I, Steven R. Koehler, B.Sc. Geology and CPG, do hereby certify:

- I am the Manager of Projects, Senior Geologist and Qualified Person with Gold Standard Ventures Corp. with a business address at 2135 Industrial Way, Elko, Nevada 89801.
- This certificate applies to the technical report entitled *"Technical Report on the Railroad and Pinion Projects, Elko County, Nevada, USA"* effectively dated March 31, 2014.
- I am a graduate of the University of Wisconsin River Falls (B.Sc., 1990). I am a member of the American Institute of Professional Geologists (AIPG) and have been certified as a Professional Geologist (CPG # 10216) by that organization for 16 years. I have continuously practiced my profession as an exploration geologist since 1990. I am a "Qualified Person" for the purposes of the National Instrument 43-101 (the "Instrument").
- I am not independent of Gold Standard Ventures Corp. as defined by Section 1.5 of the Instrument.
- I have worked directly and continuously on, and visited the Railroad Project since March 2012. I visited the Railroad Project several times prior to March 2012, and have worked extensively in this region of Nevada.
- I am the person responsible for the entire content of the Technical Report.
- I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority, and any publication by them of the Technical Report for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS CERTIFICATE NUMBER 10216 AIPG STEVEN R. KOEHLER

Steven R. Koehler, B.Sc., CPG
Manager of Projects and Senior Geologist
Gold Standard Ventures Corp.
March 31, 2014

CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Dufresne, M.Sc., P.Geol., P.Geo., do hereby certify that:

1. I am President of: APEX Geoscience Ltd. (APEX)
Suite 200, 9797 – 45th Avenue
Edmonton, Alberta T6E 5V8
Phone: 780-439-5380

2. I graduated with a B.Sc. in Geology from the University of North Carolina at Wilmington in 1983 and with a M.Sc. in Economic Geology from the University of Alberta in 1987.

3. I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1989. I have been registered as a Professional Geologist with the association of Professional Engineers and Geoscientists of BC since 2011.

4. I have worked as a geologist for more than 25 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a "Qualified Person.

6. I am responsible for or directly supervised sections 1, 2, 4, 6-9, 12-14, 17 and 18 of the Technical Report titled ***"Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA"***, and dated March 31, 2014 (the "**Technical Report**") refereeing to the Pinion Project (Sections 4, 6, 7, 13 and 14). I have personally conducted a visit to the Pinion Project between May 1 and May 4, 2013.

7. APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures) following its acquisition of the Pinion Project from Scorpio in early 2014. Otherwise, I have had no prior involvement with the property that is the subject of the **Technical Report**.

8. I am not aware of any scientific or technical information with respect to the subject matter of the **Technical Report** that is not reflected in the **Technical Report**, the omission to disclose which makes the **Technical Report** misleading.

9. I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the **Technical Report** has been prepared in compliance with that instrument and form.

11. I consent to the filing of the **Technical Report** with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated: March 31, 2014
Edmonton, Alberta, Canada

PROFESSIONAL GEOLOGIST MICHAEL B. DUFRESNE ALBERTA

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

CERTIFICATE OF QUALIFIED PERSON

I, Andrew J. Turner, B.Sc., P.Geol., do hereby certify that:

1. I am a Principal of: APEX Geoscience Ltd. (APEX)
Suite 200, 9797 – 45th Avenue
Edmonton, Alberta T6E 5V8
Phone: 780-439-5380

2. I graduated with a B.Sc. in Geology from the University of Alberta in 1989.

3. I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1994.

4. I have worked as a geologist for more than 25 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a "Qualified Person.

6. I am responsible for or directly supervised sections 1, 2, 4, 6-9, 12-14, 17 and 18 of the Technical Report titled ***"Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA"***, and dated March 31, 2014 (the "**Technical Report**") refereeing to the Pinion Project (Sections 4, 6, 7, 13 and 14). I have personally conducted a visit to the Pinion Project between May 1 and May 4, 2013.

7. APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures) following its acquisition of the Pinion Project from Scorpio in early 2014. Otherwise, I have had no prior involvement with the property that is the subject of the **Technical Report**.

8. I am not aware of any scientific or technical information with respect to the subject matter of the **Technical Report** that is not reflected in the **Technical Report**, the omission to disclose which makes the **Technical Report** misleading.

9. I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the **Technical Report** has been prepared in compliance with that instrument and form.

11. I consent to the filing of the **Technical Report** with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated: March 31, 2014
Edmonton, Alberta, Canada

PROFESSIONAL GEOLOGIST OF ALBERTA
ANDREW J. TURNER

Andrew J. Turner, B.Sc., P.Geol.

APPENDIX 1
List of Units, Abbreviations and Measurements

$	- Dollar amount
%	- Percent
'	- Minutes (in the context of latitude and longitude coordinates)
"	- Seconds (in the context of latitude and longitude coordinates)
°	- Degrees
°C	- Degrees Celsius
°F	- Degrees Fahrenheit
%RS	- Percentage of the Standard Deviation to the Mean
AA/AAS	- Atomic Absorption (Spectrometry)
ac	- Acre (0.0040469 km^2)
Ag	- Silver
ALS	- ALS Global (analytical laboratories)
APEX	- APEX Geoscience Ltd.
As	- Arsenic
Au	- Gold
BFC	- Bullion Fault Corridor
BLM	- Bureau of Land Management, U.S. Department of the Interior
CDN	- Canadian Dollar
CHIINV	- Chi Inverse statistical Anlaysis
cm	- Centimeter (0.3937 in)
Corp.	-Corporation
CSAMT	- Controlled Source Audio MagnetoTellurics
Crown	- Crown Resources Corporation
Cu	- Copper
Cyprus	- Cyrpus Amax Minerals Company
EM	- Electromagnetic
et al.	- and others
FA	- Fire Assay
FA-AA	- Fire Assay with Atomic Absorption (Spectrometry) finish
Fm	- Formation
ft	- Feet (0.3048 m)
g	- Gram
g/t	- Grams per tonne (equivalent to ppm, 1 g/t Au = 0.29167 oz/ton Au)
GIS	- Geographic Information System
GPS	- Global Positioning System
GSR	-Gross Smelter Royaly
GSV	- Gold Standard Ventures Corp.
Hz	- Hertz (cycles per second)
ICP	- Inductively Coupled Plasma geochemical analysis (ICP-AES, Atomic Emissions Spectrometry and ICP-MS, Mass Spectrometry)
ID^2	- Inverse Distance Squared
in	- Inch (2.54 cm)
Inc.	- Incorporated
IP	- Induced Polarization
ISO	- International Standards Organization
kg	- Kilogram (2.2046 lbs)
km	- Kilometers (0.6214 mi)
km^2	- Square Kilometers (247.105 acres)
lb(s)	- Pound(s)
m	- Meter (3.2808 ft)
M	- Million
mi	- Mile (1.6093 km)

MIK - Multiple Indicator Kriging
Mirandor - Mirandor Exploration (U.S.A.) Inc.
ml - Milliliters
mm - Millimeters
Mt - Million tonnes
N - North
NAD - North American Datum (NAD27 – 1927 datum, NAD83 – 1983 datum)
Newmont - Newmont Mining Corporation
NI - National Instrument
NOI - Notice of Intent
NPV - Net Profit Interest
NV - Nevada
NSR - Net Smelter Royalty
oz - ounce (always referring to troy ounce when referring to gold grade)
oz/st - ounces (eg. Gold) per short ton (equivalent to ounce per ton – opt or 1 oz/st = 34.286 g/t or ppm)
Pb - Lead
PLSS - Public Land Survey System
PoO - Plan of Operations
ppb - Parts per billion
ppm - Parts per million (equivalent to grams per tonne, 1 g/t Au = 0.29167 oz/ton Au)
QAQC - Quality Assurance and Quality Control
QC - Quality Control
R - Range (as in T30N, R53E)
RC - Reverse Circulation Drilling
RMT - Roberts Mountain Thrust
RSM - Royal Standard Minerals Inc.
SAD - Surface Area Disturbance
Scorpio - Scorpio Mineral Corporation
SD - Standard Deviation
SG - Specific Gravity or Density
SGS - SGS Mineral Services
st - short ton (2,000 lbs)
SW - Southwest
t - metric tonne (1000 kg = 2,204.6 lbs)
T - Township (as in T30N, R53E)
ton - imperial ton or short ton (2,000 lbs)
USA - United States of America
USD - US Dollar
UTM - Universal Transverse Mercator
wt% - Weight percentage
Zn - Zinc

APPENDIX 2
Detailed Property Description


GSV Railroad and Pinion Projects
Mineral Interests
Railroad & Pinion Project Boundaries
100% Mineral Interests: Net Acres/Gross Acres per parcel
98.5 to <100% Mineral Interests: Net Acres/Gross Acres per parcel
68% to <98.5% Mineral Interests: Net Acres/Gross Acres per parcel
48.5% to <68% Mineral Interests: Net Acres/Gross Acres per parcel
GSV GoldStandard Ventures Corp.
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014
T31N
T30N
T29N
R52E
R53E
R54E

7487128.1

Exhibit 1
Railroad and Pinion Project
Gold Standard Ventures

Part 1 Lode claims; 882 Total

Claim Name/Number	Ser No	County Book; Page	Document	Amended County Number	Count
B #1	138543	313/159	131352		1
B #2	138544	313/160	131353		2
B #3	138545	313/161	131354		3
B #4	138546	313/162	131355		4
B #5	138547	313/163	131356		5
BARDY	75877	98/350	38115		6
BLACK	75973	45/154	15175		7
BLUE	75974	45/159	15180		8
BURKE FRAC	75975	8/300	n/a	21/94	9
CANARY	75976	39/366	5371		10
CISS #1	407849	560/304	228452		11
CISS #2	407850	560/305	228453		12
CISS #3	407851	560/306	228454		13
CISS #4	407852	560/307	228455		14
CISS #5	407853	560/308	228456		15
CISS #6	407854	560/309	228457		16
CISS #7	407855	560/310	228458		17
CISS #8	407856	560/311	228459		18
CISS #9	407857	560/312	228460		19
CISS #10	407858	560/313	228461		20
CISS #11	407859	560/314	228462		21
CISS #12	407860	560/315	228463		22
CISS #13	407861	560/316	228464		23
CISS #14	407862	560/317	228465		24
CISS #15	407863	560/318	228466		25
CISS #16	407864	560/319	228467		26
CISS #17	407865	560/320	228468		27
CISS #18	407866	560/321	228469		28
CISS #19	407867	560/322	228470		29
CISS #20	407868	560/323	228471		30
CISS #21	407869	560/324	228472		31
CISS #22	407870	560/325	228473		32
CISS #23	407871	560/326	228474		33
CISS #24	407872	560/327	228475		34
CISS #25	407873	560/328	228476		35
CISS #26	407874	560/329	228477		36
CISS #27	407875	560/330	228478		37

CISS #28	407876	560/331	228479		38
CISS #29	407877	560/332	228480		39
CISS #30	407878	560/333	228481		40
CISS #31	407879	560/334	228482		41
CISS #32	407880	560/335	228483		42
CISS #33	407881	560/336	228484		43
CISS #34	407882	560/337	228485		44
CISS #35	407883	560/338	228486		45
CISS #36	407884	560/339	228487		46
CISS #37	407885	560/340	228488		47
CISS #38	407886	560/341	228489		48
CISS #39	407887	560/342	228490		49
CISS #40	407888	560/343	228491		50
CISS #41	407889	560/344	228492		51
CISS #42	407890	560/345	228493		52
CISS #43	407891	560/346	228494		53
CISS #44	407892	560/347	228495		54
CISS #45	407893	560/348	228496		55
CISS #46	407894	560/349	228497		56
CISS #47	407895	560/350	228498		57
CISS #48	407896	560/351	228499		58
CISS #49	407897	560/352	228500		59
CISS #50	407898	560/353	228501		60
CISS #51	407899	560/354	228502		61
CISS #52	407900	560/355	228503		62
CISS #53	407901	560/356	228504		63
CISS #54	407902	560/357	228505		64
CISS #55	407903	560/358	228506		65
CISS #56	407904	560/359	228507		66
CISS #57	407905	560/360	228508		67
CISS #58	407906	560/361	228509		68
CISS #59	407907	560/362	228510		69
CISS #60	407908	560/363	228511		70
CISS #61	407909	560/364	228512		71
CISS #62	407910	560/365	228513		72
CISS #63	407911	560/366	228514		73
CISS #64	407912	560/367	228515		74
CISS #65	407913	560/368	228516		75
CISS #66	407914	560/369	228517		76
CISS #67	407915	560/370	228518		77
CISS #68	407916	560/371	228519		78
CISS #69	407917	560/372	228520		79

CISS #70	407918	560/373	228521		80
CISS #71	407919	560/374	228522		81
CISS #72	407920	560/375	228523		82
CISS #73	407921	560/376	228524		83
CISS #74	407922	560/377	228525		84
CISS #75	407923	560/378	228526		85
CISS #76	407924	560/379	228527		86
CISS #77	407925	560/380	228528		87
CISS #78	407926	560/381	228529		88
CISS #79	407927	560/382	228530		89
CISS #80	407928	560/383	228531		90
CISS #81	407929	560/384	228532		91
CISS #82	407930	560/385	228533		92
CISS #83	407931	560/386	228534		93
CISS #84	407932	560/387	228535		94
CISS #85	407933	560/388	228536		95
CISS #86	407934	560/389	228537		96
CISS #87	407935	560/390	228538		97
CISS #106	407954	560/409	228557		98
CISS #107	407955	560/410	228558		99
CISS #108	407956	560/411	228559		100
CISS #109	407957	560/412	228560		101
CISS #110	407958	560/413	228561		102
CISS #111	407959	560/414	228562		103
CISS #112	407960	560/415	228563		104
CISS #113	407961	560/416	228564		105
CISS #114	407962	560/417	228565		106
CISS #115	407963	560/418	228566		107
CISS #116	407964	560/419	228567		108
CISS #117	407965	560/420	228568		109
CISS #118	407966	560/421	228569		110
CISS #119	407967	560/422	228570		111
CISS #124	407968	560/423	228571		112
CISS #125	407969	560/424	228572		113
CISS #126	407970	560/425	228573		114
CISS #127	407971	560/426	228574		115
CISS #128	407972	560/427	228575		116
CISS #129	407973	560/428	228576		117
CISS #130	407974	560/429	228577		118
CISS #131	407975	560/430	228578		119
CISS #132	407976	560/431	228579		120
CISS #133	407977	560/432	228580		121

CISS #134	407978	560/433	228581		122
CISS #135	407979	560/434	228582		123
CISS #136	407980	560/435	228583		124
CISS #137	407981	560/436	228584		125
DIKE #1	75977	21/534	44926		126
DIKE #2	75978	21/535	44928		127
DIKE #3	75979	21/536	44929		128
DIKE #4	75980	21/536	44930		129
DIKE #6	75981	21/537	44931		130
DIKE #7	75982	21/537	44932		131
DIKE #8	75983	21/538	44933		132
DIKE #9	75984	21/538	44934		133
DIKE #11	75985	21/535	44927		134
EAGLE	75986	7//86	n/a	7/596	135
GOLD	75987	45/161	15182		136
GREEN	75988	45/160	15181		137
GUTSY #1203	399864	553/106	226058		138
GUTSY #1204	399865	553/107	226059		139
GUTSY #1205	399866	553/108	226060		140
GUTSY #1206	399867	553/109	226061		141
GUTSY #1207	399868	553/110	226062		142
GUTSY #1208	399869	553/111	226063		143
GUTSY #1209	399870	553/112	226064		144
GUTSY #1210	399871	553/113	226065		145
GUTSY #1211	399872	553/114	226066		146
GUTSY #1212	399873	553/115	226067		147
GUTSY #1213	399874	553/116	226068		148
GUTSY #1214	399875	553/117	226069		149
GUTSY #1215	399876	553/118	226070		150
GUTSY #1216	399877	553/119	226071		151
GUTSY #1217	399878	553/120	226072		152
GUTSY #1218	399879	553/121	226073		153
GUTSY #1219	399880	553/122	226074		154
GUTSY #1220	399881	553/123	226075		155
GUTSY #1221	399882	553/124	226076		156
GUTSY #1222	399883	553/125	226077		157
GUTSY #1223	399884	553/126	226078		158
GUTSY #1224	399885	553/127	226079		159
GUTSY #1225	399886	553/128	226080		160
GUTSY #1226	399887	553/129	226081		161
GUTSY #1227	399888	553/130	226082		162
GUTSY #1228	399889	553/131	226083		163

GUTSY #1229	399890	553/132	226084		164
GUTSY #1230	399891	553/133	226085		165
GUTSY #1231	399892	553/134	226086		166
GUTSY #1232	399893	553/135	226087		167
GUTSY #1233	399894	553/136	226088		168
GUTSY #1234	399895	553/137	226089		169
GUTSY #1235	399896	553/138	226090		170
GUTSY #1236	399897	553/139	226091		171
GUTSY #1237	399898	553/140	226092		172
GUTSY #1238	399899	553/141	226093		173
GUTSY #1239	399900	553/142	226094		174
GUTSY #1240	399901	553/143	226095		175
GUTSY #1241	399902	553/144	226096		176
GUTSY #1242	399903	553/145	226097		177
GUTSY #1243	399904	553/146	226098		178
GUTSY #1244	399905	553/147	226099		179
GUTSY #1245	399906	553/148	226100		180
GUTSY #1246	399907	553/149	226101		181
GUTSY #1247	399908	553/150	226102		182
GUTSY #1248	399909	553/151	226103		183
GUTSY #1249	399910	553/152	226104		184
GUTSY #1250	399911	553/153	226105		185
GUTSY #1251	399912	553/154	226106		186
GUTSY #1252	399913	553/155	226107		187
GUTSY #1253	399914	553/156	226108		188
GUTSY #1254	399915	553/157	226109		189
GUTSY #1255	399916	553/158	226110		190
GUTSY #1256	399917	553/159	226111		191
GUTSY #1257	399918	553/160	226112		192
GUTSY #1258	399919	553/161	226113		193
GUTSY #1259	399920	553/162	226114		194
GUTSY #1260	399921	553/163	226115		195
GUTSY #1261	399922	553/164	226116		196
GUTSY #1262	399923	553/165	226117		197
GUTSY #1263	399924	553/166	226118		198
GUTSY #1264	399925	553/167	226119		199
GUTSY #1265	399926	553/168	226120		200
GUTSY #1266	399927	553/169	226121		201
GUTSY #1267	399928	553/170	226122		202
GUTSY #1268	399929	553/171	226123		203
GUTSY #1269	399930	553/172	226124		204
GUTSY #1270	399931	553/173	226125		205

GUTSY #1271	399932	553/174	226126		206
GUTSY #1272	399933	553/175	226127		207
GUTSY #1273	399934	553/176	226128		208
GUTSY #1274	399935	553/177	226129		209
HANNAH	75880	98/353	38118		210
HOFFMAN FRAC	75989	7/598	n/a	17/101	211
HOLD UP	75990	17/5	8002		212
HOME #1	164143	326/659	136567		213
HOME #2	164144	326/660	136568		214
HOME #3	164145	326/661	136569		215
HOME #4	164146	326/662	136570		216
HOME #5	164147	326/663	136571		217
HOME #6	164148	326/664	136572		218
HOME #7	164149	326/665	136573		219
HOME #8	164150	326/666	136574		220
HOME #9	164151	326/667	136575		221
HOME #10	164152	326/668	136576		222
HOME #11	164153	326/669	136577		223
HOME #12	164154	326/670	136578		224
HOME #13	164155	326/671	136579		225
HOME #14	164156	326/672	136580		226
HOME #15	164157	326/673	136581		227
HOME #16	164158	326/674	136582		228
HOME #17	164159	326/675	136583		229
HOME #18	164160	326/676	136584		230
HOME #19	190211	350/307	146804		231
HOME #20	190212	350/308	146805		232
HOME #21	190213	350/309	146806		233
HOME #22	190214	350/310	146807		234
HOME #23	190215	350/311	146808		235
HOME #24	190216	350/312	146809		236
HOME #25	190217	350/313	146810		237
HOME #26	190218	350/314	146811		238
HOME #27	190219	350/315	146812		239
HOME #28	190220	350/316	146813		240
HOME #29	190221	350/317	146814		241
HOME #30	190222	350/318	146815		242
HOME #31	190223	350/319	146816		243
HOME #42	227247	378/289	158546		244
HOME #43	227248	378/290	158547		245
HOME #44	227249	378/291	158548		246
HOME #45	227250	378/292	158549		247

HOME #46	227251	378/293	158550		248
HOME #47	227252	378/294	158551		249
HOME #48	227253	378/295	158552		250
HOME #49	227254	378/296	158553		251
HOME #50	227255	378/297	158554		252
HOME #51	227256	378/298	158555		253
HOME #52	227257	378/299	158556		254
HOMESTAKE	75991	17/6	8003		255
JKR 1	1025800		627853		256
JKR 2	1025801		627854		257
JKR 3	1025802		627855		258
JKR 4	1025803		627856		259
JKR 5	1025804		627857		260
JKR 6	1025805		627858		261
JKR 7	1025806		627859		262
JKR 8	1025807		627860		263
JKR 9	1025808		627861		264
JKR 10	1025809		627862		265
JKR 11	1025810		627863		266
JKR 12	1025811		627864		267
JKR 13	1025812		627865		268
JKR 14	1025813		627866		269
JKR 15	1025814		627867		270
JKR 16	1025815		627868		271
JKR 17	1025816		627869		272
JKR 18	1025817		627870		273
JKR 19	1025818		627871		274
JKR 20	1025819		627872		275
JKR 21	1025820		627873		276
JKR 22	1025821		627874		277
JKR 23	1025822		627875		278
JKR 24	1025823		627876		279
JKR 25	1025824		627877		280
JKR 26	1025825		627878		281
JMD 1	1013878		620141		282
JMD 2	1013879		620142		283
JMD 3	1013880		620143		284
JMD 4	1013881		620144		285
JMD 5	1013882		620145		286
JMD 6	1013883		620146		287
JMD 7	1013884		620147		288
JMD 8	1013885		620148		289

JMD 9	1013886		620149		290
JMD 10	1013887		620150		291
JMD 11	1013888		620151		292
JMD 12	1013889		620152		293
JMD 13	1013890		620153		294
JMD 14	1098808		682367		295
JMD 15	1098809		682368		296
JMD 16	1098810		682369		297
JMD 17	1098811		682370		298
JMD 18	1098812		682371		299
JMD 19	1098813		682372		300
JMD 20	1098814		682373		301
JMD 21	1098815		682374		302
JMD 22	1098816		682375		303
JMD 23	1098817		682376		304
JMD 24	1098818		682377		305
JMD 25	1098819		682378		306
JMD 26	1098820		682379		307
JMD 27	1098821		682380		308
JMD 28	1098822		682381		309
JMD 29	1098823		682382		310
JMD 30	1098824		682383		311
JMD 31	1098825		682384		312
JMD 32	1098826		682385		313
JMD 33	1098827		682386		314
JMD 34	1098828		682387		315
JMD 35	1098829		682388		316
JMD 36	1098830		682389		317
JMD 37	1098831		682390		318
JMD 38	1098832		682391		319
JMD 39	1098833		682392		320
JMD 40	1098834		682393		321
JMD 41	1098835		682394		322
JMD 42	1098836		682395		323
JOE PP 56	898185		535441		324
JOE PP 58	898186		535442		325
JOHN	75876	98/349	38114		326
KEN	75881	98/356	38121		327
KEY	75992	8/377	n/a	20/694	328
LARK	75993	7/603	n/a		329
LAST CHANCE	75994	20/413	35070		330
LT #1	504170	629/422	257084		331

LT #2	504171	629/423	257085		332
LT #3	504172	629/424	257086		333
LT #4	504173	629/425	257087		334
LT #5	504174	629/426	257088		335
LT #6	504175	629/427	257089		336
LT #7	504176	629/428	257090		337
LT #8	504177	629/429	257091		338
LT #9	504178	629/430	257092		339
LT #10	504179	629/431	257093		340
LT #11	504180	629/432	257094		341
LT #12	504181	629/433	257095		342
LT #13	504182	629/434	257096		343
LT #14	504183	629/435	257097		344
LT #15	504184	629/436	257098		345
LT #16	504185	629/437	257099		346
LT #17	504186	629/438	257100		347
LT #18	504187	629/439	257101		348
LT #19	504188	629/440	257102		349
LT #20	504189	629/441	257103		350
LT #21	504190	629/442	257104		351
LT #22	504191	629/443	257105		352
LT #23	504192	629/444	257106		353
LT #24	504193	629/445	257107		354
LT #25	504194	629/446	257108		355
LT #26	504195	629/447	257109		356
LT #27	504196	629/448	257110		357
MAGGIE	75878	98/351	38116		358
MAHOGANY	75995	8/308	n/a	21/95	359
MENDOTA	75996	16/452	6593	17/102	360
MOON	75997	45/156	15177		361
MOON #1	75998	45/157	15178		362
MOON #2	75999	45/158	15179		363
NEVADA	76000	Jul-85	n/a	7/597	364
NEW #56	202156	357/213	149637		365
NEW #57	202157	357/214	149638		366
NEW #58	202158	357/215	149639		367
NEW #59	202159	357/216	149640		368
NEW #60	202160	357/217	149641		369
NEW #61	202161	357/218	149642		370
NEW #62	202162	357/219	149643		371
NEW #63	202163	357/220	149644		372
NEW #65	202165	357/222	149646		373

NEW #66	202166	357/223	149647		374
NEW #67	202167	357/224	149648		375
NEW #68	202168	357/225	149649		376
NEW #69	202169	357/226	149650		377
NEW #70	202170	357/227	149651		378
NEW #71	202171	357/228	149652		379
NEW #72	202172	357/229	149653		380
NEW #135	227243	378/300	158558		381
NEW #136	227244	378/301	158559		382
NEW #137	227245	378/302	158560		383
NEW #138	227246	378/303	158561		384
OWL	76001	7/604	n/a		385
PAM	75883	98/354	38119		386
PETER	75882	98/355	38120		387
PIN NO 1	698494	854/764	352404		388
PIN NO 2	698495	854/765	352405		389
PIN NO 3	698496	854/766	352406		390
PIN NO 4	698497	854/767	352407		391
PIN NO 5	698498	854/768	352408		392
PIN NO 6	698499	854/769	352409		393
PIN NO 7	698500	854/770	352410		394
PIN NO 8	698501	854/771	352411		395
PIN NO 9	698502	854/772	352412		396
PIN NO 10	698503	854/773	352413		397
PIN NO 11	698504	854/774	352414		398
PIN NO 12	698505	854/775	352415		399
PINE #1	407779	560/234	228381		400
PINE #2	407780	560/235	228382		401
PINE #3	407781	560/236	228383		402
PINE #4	407782	560/237	228384		403
PINE #5	407783	560/238	228385		404
PINE #6	407784	560/239	228386		405
PINE #7	407785	560/240	228387		406
PINE #8	407786	560/241	228388		407
PINE #9	407787	560/242	228389		408
PINE #10	407788	560/243	228390		409
PINE #11	407789	560/244	228391		410
PINE #12	407790	560/245	228392		411
PINE #13	407791	560/246	228393		412
PINE #14	407792	560/247	228394		413
PINE #15	407793	560/248	228395		414
PINE #16	407794	560/249	228396		415

PINE #17	407795	560/250	228397		416
PINE #18	407796	560/251	228398		417
PINE #58	407836	560/291	228438		418
PINE #59	407837	560/292	228439		419
PINE #60	407838	560/293	228440		420
PINE #61	407839	560/294	228441		421
PINE #62	407840	560/295	228442		422
PINE #63	407841	560/296	228443		423
PINE #64	407842	560/297	228444		424
PINE #65	407843	560/298	228445		425
PINE #66	407844	560/299	228446		426
PINK	76002	45/162	15183		427
PORTAL	76003	8/262	n/a		428
PORTAL FRACTION R	1013877		620139		429
PP 1	829752	2/22680	484937		430
PP 2	829753	2/22681	484938		431
PP 3	829754	2/22682	484939		432
PP 4	829755	2/22683	484940		433
PP 5	829756	2/22684	484941		434
PP 6	829757	2/22685	484942		435
PP 7	829758	2/22686	484943		436
PP 8	829759	2/22687	484944		437
PP 9	829760	2/22688	484945		438
PP 10	829761	2/22689	484946		439
PP 11	829762	2/22690	484947		440
PP 12	829763	2/22691	484948		441
PP 13	829764	2/22692	484949		442
PP 14	829765	2/22693	484950		443
PP 15	829766	2/22694	484951		444
PP 16	829767	2/22695	484952		445
PP 17	829768	2/22696	484953		446
PP 18	829769	2/22697	484954		447
PP 19	829770	2/22698	484955		448
PP 20	829771	2/22699	484956		449
PP 21	829772	2/22700	484957		450
PP 22	829773	2/22701	484958		451
PP 23	829774	2/22702	484959		452
PP 24	829775	2/22703	484960		453
PP 25	829776	2/22704	484961		454
PP 26	829777	2/22705	484962		455
PP 27	829778	2/22706	484963		456

PP 28	829779	2/22707	484964		457
PP 29	829780	2/22708	484965		458
PP 30	829781	2/22709	484966		459
PP 31	829782	2/22710	484967		460
PP 32	829783	2/22711	484968		461
PP 33	829784	2/22712	484969		462
PP 34	829785	2/22713	484970		463
PP 35	829786	2/22714	484971		464
PP 36	829787	2/22715	484972		465
PP 37	829788	2/22716	484973		466
PP 38	829789	2/22717	484974		467
PP 39	829790	2/22718	484975		468
PP 40	829791	2/22719	484976		469
PP 41	829792	2/22720	484977		470
PP 42	829793	2/22721	484978		471
PP 43	829794	2/22722	484979		472
PP 44	829795	2/22723	484980		473
PP 45	829796	2/22724	484981		474
PP 46	829797	2/22725	484982		475
PP 59	829810	2/22738	484995		476
PP 60	829811	2/22739	484996		477
PP 61	829812	2/22740	484997		478
PP 62	829813	2/22741	484998		479
PP 63	829814	2/22742	484999		480
PP 64	829815	2/22743	485000		481
PP 65	829816	2/22744	485001		482
PP 66	829817	2/22745	485002		483
PP 67	829818	2/22746	485003		484
PP 68	829819	2/22747	485004		485
PP 69	829820	2/22748	485005		486
PP 70	829821	2/22749	485006		487
PP 71	829822	2/22750	485007		488
PP 72	829823	2/22751	485008		489
PP 73	829824	2/22752	485009		490
PP 74	829825	2/22753	485010		491
PP 75	829826	2/22754	485011		492
PP 76	829827	2/22755	485012		493
PP 77	881622	4/57463	526778		494
PP 78	881623	4/57464	526779		495
PP 79	881624	4/57465	526780		496
PR 1	881625	4/57448	526762		497
PR 2	881626	4/57449	526763		498

PR 3	881627	4/57450	526764		499
PR 4	881628	4/57451	526765		500
PR 5	881629	4/57452	526766		501
PR 6	881630	4/57453	526767		502
PR 7	881631	4/57454	526768		503
PR 8	881632	4/57455	526769		504
PR 9	881633	4/57456	526770		505
PR 10	881634	4/57457	526771		506
PR 11	881635	4/57458	526772		507
PR 12	881636	4/57459	526773		508
PR 13	881637	4/57460	526774		509
PR 14	881638	4/57461	526775		510
PR 15	881639	4/57462	526776		511
RED R	1013875		620137		512
RED WEST	1013876		620138		513
RF #1	403753	558/437	227904		514
RF #2	403754	558/438	227905		515
RF #3	403755	558/439	227906		516
RF #4	403756	558/440	227907		517
RF #5	403757	558/441	227908		518
RF #6	403758	558/442	227909		519
RF #7	403759	558/443	227910		520
RF #8	403760	558/444	227911		521
RN 1	602676	727/444	293981		522
RN 2	602677	727/445	293982		523
RN 3	602678	727/446	293983		524
RN 4	602679	727/447	293984		525
RN 5	602680	727/448	293985		526
RN 6	602681	727/449	293986		527
RN 7	602682	727/450	293987		528
RN 8	602683	727/451	293988		529
RN 9	602684	727/452	293989		530
RN 10	602685	727/453	293990		531
RN 11	602686	727/454	293991		532
RN 12	602687	727/455	293992		533
RN 13	602688	727/456	293993		534
RN 14	602689	727/457	293994		535
RN 15	602690	727/458	293995		536
RN 16	602691	727/459	293996		537
RN 17	602692	727/460	293997		538
RN 18	602693	727/461	293998		539
RN 19	602694	727/462	293999		540

RN 20	602695	727/463	294000		541
RN 21	602696	727/464	294401		542
RN 22	602697	727/465	294402		543
RN 23	602698	727/466	294403		544
RN 24	602699	727/467	294004		545
RN 25	602700	727/468	294005		546
ROB	75879	98/352	38117		547
RR #1	320216	473/538	197675		548
RR #2	320217	473/539	197676		549
RR #3	320218	473/540	197677		550
RR #4	320219	473/541	197678		551
RR #5	320220	473/542	197679		552
RR #6	320221	473/543	197680		553
RR #7	320222	473/544	197681		554
RR #8	320223	473/545	197682		555
RR #9	320224	473/546	197683		556
RR #10	320225	473/547	197684		557
RR #11	320226	473/548	197685		558
RR #12	320227	473/549	197686		559
RR #13	320228	473/550	197687		560
RR #14	320229	473/551	197688		561
RR #15	320230	473/552	197689		562
RR #16	320231	473/553	197690		563
RR #17	320232	473/554	197691		564
RR #18	320233	473/555	197692		565
RR #19	320234	473/556	197693		566
RR #20	320235	473/557	197694		567
RR #21	320236	473/558	197695		568
RR #22	320237	473/559	197696		569
RR #23	320238	473/560	197697		570
RR #24	320239	473/561	197698		571
RR #25	320240	473/562	197699		572
RR #26	320241	473/563	197700		573
RR #27	320242	473/564	197701		574
RR #28	320243	473/565	197702		575
RR #29	320244	473/566	197703		576
RR #30	320245	473/567	197704		577
RR #31	320246	473/568	197705		578
RR #32	320247	473/569	197706		579
RR #33	320248	473/570	197707		580
RR #34	320249	473/571	197708		581
RR #35	320250	473/572	197709		582

RR #36	320251	473/573	197710		583
RR #37	320252	473/574	197711		584
RR #38	320253	473/575	197712		585
RR #39	320254	473/576	197713		586
RR #40	426606	572/466	233143		587
RR #41	426607	572/467	233144		588
RR #42	426608	572/468	233145		589
RR #43	426609	572/469	233146		590
RR #44	426610	572/470	233147		591
RR #45	426611	572/471	233148		592
RR #46	426612	572/472	233149		593
RR #47	426613	572/473	233150		594
RR #48	426614	572/474	233151		595
RR #49	426615	572/475	233152		596
RR #50	426616	572/476	233153		597
RR #51	426617	572/477	233154		598
RR #52	426618	572/478	233155		599
RR #53	426619	572/479	233156		600
RR #54	426620	572/480	233157		601
RR #55	466934	605/248	247268		602
RR #56	466935	605/249	247269		603
RR #57	466936	605/250	247270		604
RR #58	466937	605/251	247271		605
RR #59	466938	605/252	247272		606
RR #60	466939	605/253	247273		607
RR #61	466940	605/254	247274		608
RR #62	466941	605/255	247275		609
RR #63	466942	605/256	247276		610
RR #64	466943	605/257	247277		611
RRW 1	1055758		647488		612
RRW 2	1055759		647489		613
RRW 3	1055760		647490		614
RRW 4	1055761		647491		615
RRW 5	1055762		647492		616
RRW 6	1055763		647493		617
RRW 7	1055764		647494		618
RRW 8	1055765		647495		619
RRW 9	1055766		647496		620
RRW 10	1055767		647497		621
RRW 11	1055768		647498		622
RRW 12	1055769		647499		623
RRW 13	1055770		647500		624

RRW 14	1055771		647501		625
RRW 15	1055772		647502		626
RRW 16	1055773		647503		627
RRW 17	1055774		647504		628
RRW 18	1055775		647505		629
RRW 19	1055776		647506		630
RRW 20	1055777		647507		631
RRW 21	1055778		647508		632
RRW 22	1055779		647509		633
RRW 23	1055780		647510		634
RRW 24	1055781		647511		635
RRW 25	1055782		647512		636
RRW 26	1055783		647513		637
RRW 27	1055784		647514		638
RRW 28	1055785		647515		639
RRW 29	1055786		647516		640
RRW 30	1055787		647517		641
RRW 31	1055788		647518		642
RRW 32	1055789		647519		643
RRW 33	1055790		647520		644
RRW 34	1055791		647521		645
RRW 35	1055792		647522		646
RRW 36	1055793		647523		647
RRW 37	1055794		647524		648
RRW 38	1055795		647525		649
RRW 39	1055796		647526		650
RRW 40	1055797		647527		651
RRW 41	1055798		647528		652
RRW 42	1055799		647529		653
RRW 43	1055800		647530		654
RRW 44	1055801		647531		655
RRW 45	1055802		647532		656
RRW 46	1055803		647533		657
RRW 47	1055804		647534		658
RRW 48	1055805		647535		659
RRW 49	1055806		647536		660
RRW 50	1055807		647537		661
RRW 51	1055808		647538		662
RRW 52	1055809		647539		663
RRW 53	1055810		647540		664
RRW 54	1055811		647541		665
RRW 55	1055812		647542		666

RRW 56	1055813		647543		667
RRW 57	1055814		647544		668
RRW 58	1055815		647545		669
RRW 59	1055816		647546		670
RRW 60	1055817		647547		671
RRW 61	1055818		647548		672
RRW 62	1055819		647549		673
RRW 63	1055820		647550		674
RRW 64	1055821		647551		675
RRW 65	1055822		647552		676
RRW 66	1055823		647553		677
RRW 67	1055824		647554		678
RRW 68	1055825		647555		679
RRW 69	1055826		647556		680
RRW 70	1055827		647557		681
RRW 71	1055828		647558		682
RRW 72	1055829		647559		683
RRW 73	1055830		647560		684
RRW 74	1055831		647561		685
RRW 75	1055832		647562		686
RRW 76	1055833		647563		687
RRW 77	1055834		647564		688
RRW 78	1055835		647565		689
RRW 79	1055836		647566		690
RRW 80	1055837		647567		691
RRW 81	1055838		647568		692
RRW 82	1055839		647569		693
RRW 83	1055840		647570		694
RRW 84	1055841		647571		695
RRW 85	1055842		647572		696
RRW 86	1055843		647573		697
RRW 87	1055844		647574		698
RRW 88	1055845		647575		699
RRW 89	1055846		647576		700
RRW 90	1055847		647577		701
RRW 91	1055848		647578		702
RRW 92	1055849		647579		703
RRW 93	1055850		647580		704
RRW 94	1055851		647581		705
RRW 95	1055852		647582		706
RRW 96	1055853		647583		707
RRW 97	1055854		647584		708

RRW 98	1055855		647585		709
RRW 99	1055856		647586		710
RRW 100	1055857		647587		711
RRW 101	1055858		647588		712
RRW 102	1055859		647589		713
RRW 103	1055860		647590		714
RRW 104	1055861		647591		715
RRW 105	1055862		647592		716
RRW 106	1055863		647593		717
RRW 107	1055864		647594		718
RRW 108	1055865		647595		719
RRW 109	1055866		647596		720
RRW 110	1073755		658461		721
SELCO #1	75884	98/339	38104		722
SELCO #2	75885	98/340	38105		723
SELCO #3	75886	98/341	38106		724
SELCO #4	75887	98/342	38107		725
SELCO #5	75888	98/343	38108		726
SELCO #6	75889	98/344	38109		727
SELCO #7	75890	98/345	38110		728
SELCO #8	75891	98/346	38111		729
SELCO #9	75892	98/347	38112		730
SELCO #10	75893	98/348	38113		731
SELCO #12	75895	98/509	38207		732
SELCO #13	75896	98/510	38208		733
SELCO #14	75897	98/511	38209		734
SELCO #19	75902	98/516	38214		735
SELCO #20	75903	98/517	38215		736
SELCO #21	75904	98/518	38216		737
SELCO #22	75905	98/519	38217		738
SELCO #23	75906	98/520	38218		739
SELCO #24	75907	98/521	38219		740
SELCO #25	75908	98/522	38220		741
SELCO #26	75909	98/523	38221		742
SELCO #27	75910	98/224	38023		743
SELCO #28	75911	98/225	38024		744
SELCO #29	75912	98/226	38025		745
SELCO #30	75913	98/524	38222		746
SELCO #31	75914	98/525	38223		747
SELCO #32	75915	101/56	39393		748
SELCO #33	75916	101/57	39394		749
SELCO #34	75917	101/58	39395		750

SELCO #35	75918	101/59	39396		751
SELCO #36	75919	101/60	39397		752
SELCO #37	75920	101/61	39398		753
SELCO #38	75921	114/400	45258	115/665	754
SELCO #39	75922	114/401	45259		755
SELCO #40	75923	114/402	45260		756
SELCO #41	75924	114/403	45261		757
SELCO #42	75925	114/404	45262		758
SELCO #43	75926	114/405	45263		759
SELCO #44	75927	114/406	45264		760
SELCO #45	75928	114/407	45265		761
SELCO #46	75929	114/408	45266		762
SELCO #47	75930	114/409	45267		763
SELCO #48	75931	114/410	45268		764
SELCO #49	75932	114/411	45269		765
SELCO #50	75933	114/412	45270		766
SELCO #51	75934	114/413	45271		767
SELCO #52	75935	114/414	45272		768
SELCO #53	75936	114/415	45273		769
SELCO #54	75937	116/55	46003		770
SELCO #55	75938	116/56	46004		771
SELCO #56	75939	116/57	46005		772
SELCO #57	75940	116/58	46006		773
SELCO #58	75941	116/59	46007		774
SELCO #59	75942	116/60	46008		775
SELCO #60	75943	116/61	46009		776
SELCO #61	75944	116/62	46010		777
SELCO #63	75946	115/667	45941		778
SELCO #65	75948	115/669	45943		779
SELCO #67	75950	115/671	45945		780
SELCO #69	75952	115/673	45947		781
SELCO #70	75953	115/674	45948		782
SELCO #71	75954	115/675	45949		783
SELCO #72	75955	115/676	45950		784
SELCO #73	75956	115/677	45951		785
SELCO #74	75957	115/678	45952		786
SELCO #75	75958	115/679	45953		787
SELCO #76	75959	115/680	45954		788
SELCO #77	75960	115/681	45955		789
SELCO #78	75961	115/682	45956		790
SELCO #79	75962	115/683	45957		791
SELCO #80	75963	115/684	45958		792

SELCO #81	75964	115/685	45959		793
SELCO #84	75967	115/688	45962		794
SELCO #85	75968	115/689	45963		795
SELCO #86	75969	115/690	45964		796
SELCO #87	75970	115/691	45965		797
SELCO #88	75971	115/692	45966		798
SELCO #89	75972	115/693	45967		799
SNOW BIRD	76006	7/597	n/a		800
SPRING	76007	17/101	8688		801
STAR	76008	45/155	15176		802
STORM KING	76009	5/294	n/a	17/102	803
TC #1	125639	304/6	127282		804
TC #2	125640	304/7	127283		805
TC #3	125641	304/8	127284		806
TC #4	125642	304/9	127285		807
TC #5	125643	304/10	127286		808
TC #6	125644	304/11	127287		809
TC #7	125645	304/12	127288		810
TC #8	125646	304/13	127289		811
TC #9	125647	304/14	127290		812
TC #10	125648	304/15	127291		813
TC #11	133862	309/184	129702		814
TC #12	148871	329/58	137481		815
TC #13	148872	329/59	137482		816
TC #14	148873	329/60	137483		817
TC #15	148874	329/61	137484		818
TC #16	148875	329/62	137485		819
TC #17	148876	329/63	137486		820
TC #18	148877	329/64	137487		821
TC #19	148878	329/65	137488		822
TC #20	148879	329/66	137489		823
TC #21	148880	329/67	137490		824
TC #22	148881	329/68	137491		825
TC #23	148882	329/69	137492		826
TC #24	148883	329/70	137493		827
TC #25	148884	329/71	137494		828
TC #26	148885	329/72	137495		829
TC #27	148886	329/73	137496		830
TC #28	148887	329/74	137497		831
TC #29	403761	558/426	227892		832
TC #30	403762	558/427	227893		833
TC #31	403763	558/428	227894		834

TC #32	403764	558/429	227895		835
TC #33	403765	558/430	227896		836
TC #34	403766	558/431	227897		837
TC #35	403767	558/432	227898		838
TC #36	403768	558/433	227899		839
TC #37	403769	558/434	227900		840
TC #38	403770	558/435	227901		841
TC #39	403771	558/436	227902		842
UHALDE BORNE	76010	40/110	5925		843
UHALDE BORNE NORTH	76011	39/47	4812		844
WCS 1	1073756		658463		845
WCS 2	1073757		658464		846
WCS 3	1073758		658465		847
WCS 4	1073759		658466		848
WCS 5	1073760		658467		849
WCS 6	1073761		658468		850
WCS 7	1073762		658469		851
WCS 8	1073763		658470		852
WCS 9	1073764		658471		853
WCS 10	1073765		658472		854
WCS 11	1073766		658473		855
WCS 12	1073767		658474		856
WCS 13	1073768		658475		857
WCS 14	1073769		658476		858
WCS 15	1073770		658477		859
WCS 16	1073771		658478		860
WCS 17	1073772		658479		861
WCS 18	1073773		658480		862
WCS 19	1073774		658481		863
WCS 20	1073775		658482		864
WCS 21	1073776		658483		865
WCS 22	1073777		658484		866
WCS 23	1073778		658485		867
WCS 24	1073779		658486		868
WCS 25	1073780		658487		869
WCS 26	1073781		658488		870
WRN 1	602701	727/469	294007		871
WRN 2	602702	727/470	294008		872
WRN 3	602703	727/471	294009		873
WRN 4	602704	727/472	294010		874
WRN 5	602705	727/473	294011		875

WRN 6	602706	727/474	294012		876
WRN 7	602707	727/475	294013		877
WRN 8	602708	727/476	294014		878
WRN 9	602709	727/477	294015		879
WRN 10	602710	727/478	294016		880
WRN 11	602711	727/479	294017		881
WRN 12	602712	727/480	294018		882

End Part 1
GSV Lode Claims Railroad and Pinon; 881 Total

Begin Part 2
GSV Railroad Patent Listing; 30 Total

Patent Name	Current MS	Assessed Owner	Controlled By	Property
Bald Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Blue Jay	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Bullion	1487	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Cleveland	1498	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Grey Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hecla	1491	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hoffman	1500	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kansas City	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Lucky Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Mounted Ledge	1499	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Safety Pin	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Silver King	1492	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Sky Blue	1495	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk Lode	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk MS	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Mill Site
Tom Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli	1496	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli East	1497	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Webfoot	1488	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kenilworth	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Sylvania	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Valley View	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Victor Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Vindicator Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Wide West	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Bald Mtn Chief	1489	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Copper Bell	1490	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Sun Lode	1494	Sun Lode Company LLC	Gold Standard Ventures (US) Inc.	Lode
Androsa	3382	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode
Gladstone	3365	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode

End Part 2 GSV Railroad Patent Listing; 30 Total

APPENDIX 3
Historic Drill Holes By Company For the Railroad Project

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
AR_1	583032.15	4484160.70	2262	-90	0	991.0	302.1	AMAX
AR_10	584063.34	4485574.33	2344	-37	55	165.0	50.3	AMAX
AR_11	583943.30	4485818.35	2256	-75	58	55.0	16.8	AMAX
AR_11a	583943.30	4485818.35	2256	-75	57	240.0	73.2	AMAX
AR_12	583943.30	4485818.35	2256	-50	197	105.0	32.0	AMAX
AR_13	583943.30	4485818.35	2256	-50	101	60.0	18.3	AMAX
AR_14	583893.53	4485862.35	2224	-45	324	170.0	51.8	AMAX
AR_2	583191.57	4484747.81	2338	-90	0	1064.0	324.3	AMAX
AR_3	583234.41	4485154.45	2458	-90	0	196.0	59.7	AMAX
AR_4	583310.24	4485139.21	2458	-90	0	230.0	70.1	AMAX
AR_5	584134.11	4485589.78	2359	-90	0	1941.0	591.6	AMAX
AR_6	583890.99	4485280.51	2390	-61	254	190.0	57.9	AMAX
AR_7	583569.73	4485566.70	2406	-70	234	290.0	88.4	AMAX
AR_8	584060.72	4485642.86	2344	-48	159	315.0	96.0	AMAX
AR_9	584066.62	4485617.36	2344	-52	299	200.0	61.0	AMAX
R_1	582841.51	4484171.04	2196	-90	0	749.0	228.3	El Paso/LLE
R_3	582284.26	4486209.23	2475	-84	243	622.5	189.7	El Paso/LLE
R_4	582394.52	4486289.33	2531	-90	0	317.0	96.6	El Paso/LLE
R_5	583082.90	4485479.34	2496	-90	0	514.5	156.8	El Paso/LLE
BDH01	583971.12	4486855.93	2340	-90	0	300.0	91.4	Homestake
BDH02	584069.62	4486985.52	2295	-90	0	235.0	71.6	Homestake
BDH03	584184.09	4486898.06	2249	-75	40	595.0	181.4	Homestake
BDH04	584224.04	4487408.88	2173	-90	0	300.0	91.4	Homestake
BDH05	584222.92	4487364.07	2170	-90	0	365.0	111.3	Homestake
BDH06	584214.55	4487298.10	2163	-90	0	430.0	131.1	Homestake
BDH07	584392.54	4487278.72	2131	-90	0	290.0	88.4	Homestake
BDH08	584574.09	4487132.59	2068	-60	320	105.0	32.0	Homestake
BDH09	584834.34	4487058.14	2076	-90	0	225.0	68.6	Homestake
BDH10	584632.39	4487790.62	2066	-90	0	300.0	91.4	Homestake
BDH11	584178.25	4487394.74	2184	-90	0	300.0	91.4	Homestake
BDH12	584161.65	4487384.42	2189	-90	0	300.0	91.4	Homestake
BDH13	584174.70	4487330.99	2184	-90	0	300.0	91.4	Homestake
BDH14	584258.34	4487360.37	2160	-90	0	260.0	79.2	Homestake
BRR15	584270.15	4487004.88	2185	-90	0	268.0	81.7	Homestake
BRR16	584331.85	4487053.73	2153	-90	0	275.0	83.8	Homestake
BRR17	584267.88	4487241.05	2145	-90	0	200.0	61.0	Homestake
BRR18	584238.76	4487460.63	2159	-90	0	185.0	56.4	Homestake
BRR19	584204.90	4487594.79	2178	-90	0	200.0	61.0	Homestake
BRR20	584569.24	4487206.88	2089	-90	0	235.0	71.6	Homestake
BRR21	583929.07	4488582.08	2083	-90	0	50.0	15.2	Homestake
BRR21A	583934.53	4488583.08	2083	-90	0	70.0	21.3	Homestake
K98_10	584853.38	4485797.62	2091	-90	0	800.0	243.8	Kinross
K98_13	582406.43	4486071.93	2554	-45	70	500.0	152.4	Kinross
K98_14	582263.66	4485979.94	2530	-45	70	405.0	123.4	Kinross
K98_15	582100.75	4485968.01	2557	-50	70	700.0	213.4	Kinross
K98_16	584849.09	4488449.92	2065	-90	0	475.0	144.8	Kinross
K98_17	584153.38	4487219.34	2187	-65	70	685.0	208.8	Kinross
K98_18	584143.88	4487392.38	2194	-90	0	300.0	91.4	Kinross
K98_19	584175.62	4487424.73	2182	-45	225	400.0	121.9	Kinross
K98_20	583922.04	4487627.72	2236	-70	225	600.0	182.9	Kinross
K98_21	584698.44	4486277.65	2085	-45	270	705.0	214.9	Kinross
K98_22	583017.86	4488174.28	2164	-45	205	900.0	274.3	Kinross
K98_23	583018.24	4488175.23	2164	-70	205	725.0	221.0	Kinross
K98_24	583018.50	4488175.81	2164	-90	0	1035.0	315.5	Kinross
K98_25	582424.73	4486276.80	2489	-45	147	370.0	112.8	Kinross
K98_26	584128.57	4487419.70	2196	-45	225	150.0	45.7	Kinross
K98_27	584150.84	4487442.48	2188	-45	225	325.0	99.1	Kinross
K98_28	584209.70	4487415.83	2175	-60	225	250.0	76.2	Kinross
K98_29	584531.68	4487479.41	2103	-90	90	400.0	121.9	Kinross
K98_30	584584.43	4487421.80	2096	-90	90	500.0	152.4	Kinross

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
K98_31	584549.20	4487328.32	2109	-45	270	300.0	91.4	Kinross
K98_32	584519.22	4487324.73	2116	-90	0	590.0	179.8	Kinross
K98_33	584410.47	4487315.53	2141	-45	225	250.0	76.2	Kinross
K98_34	584411.28	4487316.40	2141	-70	225	285.0	86.9	Kinross
K98_35	584637.53	4487845.82	2079	-65	270	505.0	153.9	Kinross
K98_36	584170.49	4487463.96	2179	-45	225	545.0	166.1	Kinross
K98_37	584018.45	4487525.14	2233	-80	225	400.0	121.9	Kinross
K98_38	583843.74	4487628.82	2240	-90	0	1210.0	368.8	Kinross
K98_39	581225.19	4486250.48	2354	-90	0	1000.0	304.8	Kinross
K98_40	583038.70	4486696.69	2429	-90	0	800.0	243.8	Kinross
K98_41	583997.76	4487546.27	2239	-65	225	600.0	182.9	Kinross
K98_42	583975.24	4487612.57	2232	-50	225	585.0	178.3	Kinross
K98_43	583559.81	4485446.04	2423	-45	220	500.0	152.4	Kinross
K98_44	583192.16	4487338.49	2374	-50	250	595.0	181.4	Kinross
K98_45	583312.43	4485233.29	2506	-45	60	585.0	178.3	Kinross
K98_46	584071.04	4486761.92	2276	-70	165	645.0	196.6	Kinross
K98_47	584070.63	4486763.39	2276	-90	0	800.0	243.8	Kinross
K98_48	583311.31	4485228.86	2506	-50	133	265.0	80.8	Kinross
K98_49	583913.84	4486816.94	2364	-60	120	1270.0	387.1	Kinross
K98_50	583418.93	4488055.20	2244	-60	200	800.0	243.8	Kinross
K98_51	584172.00	4487465.04	2179	-65	225	420.0	128.0	Kinross
K98_52	583143.43	4488099.44	2204	-60	215	665.0	202.7	Kinross
K98_53	584041.84	4487547.16	2225	-75	225	610.0	185.9	Kinross
K98_54	584128.36	4486967.12	2265	-90	0	1065.0	324.6	Kinross
K98_55	584042.33	4487593.54	2222	-45	225	480.0	146.3	Kinross
K98_56	582909.66	4488300.15	2168	-45	205	645.0	196.6	Kinross
K98_57	582910.24	4488301.67	2168	-90	0	875.0	266.7	Kinross
K98_58	582510.92	4488457.15	2196	-90	0	875.0	266.7	Kinross
K98_8	583267.13	4481222.92	2067	-90	0	640.0	195.1	Kinross
K98_9	583160.33	4481711.01	2085	-90	0	765.0	233.2	Kinross
K99_10	583816.82	4487814.92	2203	-46	226	800.0	243.8	Kinross
K99_11	583018.73	4488289.34	2140	-89	244	820.0	249.9	Kinross
K99_12	583823.97	4487755.53	2199	-71	227	1105.0	336.8	Kinross
K99_13	582538.23	4487163.50	2461	-90	342	1375.0	419.1	Kinross
K99_14	583714.24	4486717.40	2334	-90	4	605.0	184.4	Kinross
K99_15	582956.37	4487144.54	2416	-90	161	1025.0	312.4	Kinross
K99_16	584180.23	4486896.70	2251	-60	130	705.0	214.9	Kinross
K99_17	583722.39	4486718.21	2334	-60	43	1045.0	318.5	Kinross
K99_18	584437.90	4487154.02	2098	-60	127	600.0	182.9	Kinross
K99_19	583714.18	4487087.77	2402	-90	186	1425.0	434.3	Kinross
K99_20	584468.44	4487113.37	2090	-65	122	560.0	170.7	Kinross
K99_22	584229.20	4488710.10	2035	-70	210	400.0	121.9	Kinross
K99_7	584067.28	4486764.07	2275	-57	271	845.0	257.6	Kinross
K99_8	583970.14	4486854.47	2340	-45	223	500.0	152.4	Kinross
K99_9	583969.30	4486856.67	2340	-65	267	1005.0	306.3	Kinross
K99C_1	583249.69	4481607.25	2074	-87	44	925.0	281.9	Kinross
K99C_2	584227.86	4488707.28	2027	-70	210	155.0	47.2	Kinross
RR_07_01	583817.00	4486780.00	2370	-90	0	495.0	150.9	Manhattan Mining
RR_07_02	583722.00	4486817.00	2391	-45	45	596.0	181.7	Manhattan Mining
RR_07_04	583872.00	4486726.00	2341	-90	0	626.0	190.8	Manhattan Mining
RR_08_05	584287.00	4486944.00	2191	-90	0	555.0	169.2	Manhattan Mining
EMRR_9601	584122.58	4487482.83	2195	-70	220	350.0	106.7	Mirandor
EMRR_9602	584077.45	4487465.66	2215	-90	0	270.0	82.3	Mirandor
EMRR_9603	584041.44	4487525.42	2225	-65	220	360.0	109.7	Mirandor
EMRR_9701	583379.94	4482121.94	2200	-45	90	300.0	91.4	Mirandor
EMRR_9702	583375.69	4482121.65	2200	-60	90	200.0	61.0	Mirandor
EMRR_9703	583390.08	4482061.39	2200	-45	90	200.0	61.0	Mirandor
EMRR_9704	583388.42	4482061.01	2199	-60	90	230.0	70.1	Mirandor
EMRR_9713	584713.49	4488303.95	2055	-90	0	630.0	192.0	Mirandor
EMRR_9714	584529.23	4488179.07	2084	-90	0	650.0	198.1	Mirandor
EMRR_9715	582983.99	4487139.35	2410	-65	205	850.0	259.1	Mirandor

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
EMRR_9716	582859.71	4486917.87	2531	-90	0	835.0	254.5	Mirandor
EMRR_9717	582771.39	4486904.31	2534	-45	210	100.0	30.5	Mirandor
EMRR_9718	584568.70	4488014.34	2126	-90	0	650.0	198.1	Mirandor
EMRR_9719	584723.83	4488017.62	2057	-90	0	350.0	106.7	Mirandor
EMRR_9720	584444.79	4487630.95	2093	-75	90	460.0	140.2	Mirandor
EMRR_9721	584035.87	4487420.54	2233	-54	40	550.0	167.6	Mirandor
EMRR_9722	583569.71	4485566.63	2405	-70	234	200.0	61.0	Mirandor
EMRR_9723	583569.35	4485567.20	2405	-45	234	200.0	61.0	Mirandor
EMRR_9724	583572.60	4485571.24	2405	-60	136	200.0	61.0	Mirandor
EMRR_9725	583582.59	4485560.13	2406	-65	250	200.0	61.0	Mirandor
EMRR_9726	584865.58	4488300.29	2059	-90	0	575.0	175.3	Mirandor
EMRR_9727	584955.34	4488309.35	2049	-45	248	200.0	61.0	Mirandor
EMRR_9728	584916.64	4488658.71	2017	-90	0	460.0	140.2	Mirandor
EMRR_9729	583872.23	4487680.56	2219	-90	0	630.0	192.0	Mirandor
EMRR_9730	583903.92	4487681.07	2219	-90	0	630.0	192.0	Mirandor
EMRR_9731	584442.94	4487385.28	2125	-90	0	335.0	102.1	Mirandor
EMRR_9732	584193.07	4487156.68	2188	-90	0	400.0	121.9	Mirandor
EMRR_9733	584369.67	4487349.86	2148	-55	215	490.0	149.4	Mirandor
EMRR_9734	584869.58	4485851.09	2094	-55	302	450.0	137.2	Mirandor
EMRR_9738	584894.97	4485814.71	2087	-55	270	450.0	137.2	Mirandor
EMRR_9741	584407.99	4487208.56	2113	-90	0	525.0	160.0	Mirandor
EMRR_9742	584438.86	4487354.74	2133	-90	0	500.0	152.4	Mirandor
EMRR_9743	584577.17	4487358.48	2102	-68	270	450.0	137.2	Mirandor
EMRR_9744	584575.70	4487392.89	2099	-90	0	400.0	121.9	Mirandor
EMRR_9745	583998.59	4487235.15	2254	-65	150	840.0	256.0	Mirandor
EMRR_9746	584274.16	4487909.35	2153	-70	270	650.0	198.1	Mirandor
EMRR_9747	584445.09	4487630.95	2093	-45	90	540.0	164.6	Mirandor
EMRR_9748	583584.17	4485539.18	2408	-65	0	200.0	61.0	Mirandor
EMRR_9749	583584.22	4485537.30	2408	-48	0	150.0	45.7	Mirandor
EMRR_9750	583567.48	4485537.72	2413	-45	0	170.0	51.8	Mirandor
EMRR_9751	584434.29	4493305.91	1971	-45	292	200.0	61.0	Mirandor
EMRR_9752	584522.49	4493449.97	1948	-45	290	255.0	77.7	Mirandor
EMRR_9753	584622.91	4493421.41	1931	-70	290	660.0	201.2	Mirandor
EMRR_9754	584555.53	4493252.71	1943	-60	292	630.0	192.0	Mirandor
R-1306	583855.15	4492219.68	1939	-90	360	1395.0	425.2	Newmont
R-1654	583324	4489651	2011	-75	220	1025	312.4	Newmont
NR001	584283.09	4489385.35	1966	-90	0	155.0	47.2	Nicor
NR002	583550.53	4485528.91	2417	-90	0	220.0	67.1	Nicor
NR003	582406.61	4486181.64	2527	-90	0	100.0	30.5	Nicor
NR004	584166.01	4487530.47	2185	-90	0	315.0	96.0	Nicor
NR005	584158.06	4487474.88	2183	-90	0	340.0	103.6	Nicor
NR006	584730.08	4493692.86	1954	-90	0	260.0	79.2	Nicor
NR007	582320.17	4486060.76	2533	-90	0	100.0	30.5	Nicor
NR008	582583.29	4486642.23	2414	-90	0	190.0	57.9	Nicor
NR009	581677.82	4486737.39	2270	-90	0	340.0	103.6	Nicor
NR010	583552.17	4485598.88	2393	-90	0	200.0	61.0	Nicor
NR011	583576.25	4485604.72	2400	-90	0	40.0	12.2	Nicor
NR012	583619.82	4485996.53	2292	-90	0	340.0	103.6	Nicor
NR013	583641.52	4486031.11	2294	-90	0	370.0	112.8	Nicor
NR014	583758.61	4485363.41	2393	-90	0	100.0	30.5	Nicor
NR015	582670.37	4486628.08	2436	-90	0	200.0	61.0	Nicor
NR016	582584.75	4486702.91	2439	-90	0	565.0	172.2	Nicor
NR017	584287.28	4486944.22	2191	-90	0	465.0	141.7	Nicor
NR018	584266.44	4487045.98	2185	-90	0	505.0	153.9	Nicor
NR019	584097.80	4487451.04	2205	-90	0	505.0	153.9	Nicor
NR020	584109.42	4487391.80	2205	-90	0	545.0	166.1	Nicor
NR021	584332.98	4487362.18	2152	-90	0	445.0	135.6	Nicor
NR022	584354.91	4487002.91	2157	-90	0	445.0	135.6	Nicor
NR023	584291.48	4487099.71	2152	-90	0	455.0	138.7	Nicor
NR024	584275.61	4489168.55	1977	-90	0	325.0	99.1	Nicor
NR025	584774.08	4493911.41	1975	-90	0	445.0	135.6	Nicor

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
NR026	584100.21	4487490.40	2206	-90	0	495.0	150.9	Nicor
NR027	584052.81	4487462.51	2224	-90	0	405.0	123.4	Nicor
NR028	584048.78	4487485.91	2224	-90	0	565.0	172.2	Nicor
NR029	584040.52	4487525.71	2224	-90	0	120.0	36.6	Nicor
NR030	584100.50	4487434.62	2205	-90	0	445.0	135.6	Nicor
NR031	584175.63	4487424.87	2183	-90	0	335.0	102.1	Nicor
NR032	584279.74	4487375.04	2160	-90	0	430.0	131.1	Nicor
NR033	584017.32	4487452.50	2238	-90	0	500.0	152.4	Nicor
NR034	583988.97	4487509.34	2246	-90	0	580.0	176.8	Nicor
NR035	583937.21	4487544.16	2250	-90	0	480.0	146.3	Nicor
NR036	583956.01	4487568.85	2244	-90	0	480.0	146.3	Nicor
NR037	583906.41	4487602.19	2242	-90	0	510.0	155.4	Nicor
NR038	583844.82	4487622.22	2241	-90	0	420.0	128.0	Nicor
NR039	583816.09	4487665.96	2222	-90	0	350.0	106.7	Nicor
NR040	583872.72	4487650.11	2230	-90	0	505.0	153.9	Nicor
NR041A	583995.99	4487470.75	2246	-90	0	705.0	214.9	Nicor
NR042	584012.43	4487490.82	2237	-90	0	675.0	205.7	Nicor
NR043	584043.44	4487514.18	2224	-90	0	480.0	146.3	Nicor
NR044	584124.79	4487440.51	2196	-90	0	380.0	115.8	Nicor
NR045	584498.85	4487167.96	2096	-90	0	360.0	109.7	Nicor
NR046	583944.36	4487554.03	2247	-60	220	410.0	125.0	Nicor
NR047	583980.01	4487592.70	2234	-90	0	800.0	243.8	Nicor
NR048	584061.31	4487540.07	2219	-90	0	570.0	173.7	Nicor
NR049	584617.42	4487129.64	2066	-45	0	75.0	22.9	Nicor
NR050	584583.01	4487126.95	2069	-60	310	220.0	67.1	Nicor
NR051	584465.74	4487161.33	2098	-90	0	430.0	131.1	Nicor
NR052	584298.55	4487305.24	2141	-90	0	430.0	131.1	Nicor
NR053	584353.81	4487260.72	2124	-90	0	405.0	123.4	Nicor
NR054	584529.11	4487181.55	2093	-90	0	505.0	153.9	Nicor
NR055	584636.48	4487005.29	2128	-90	0	505.0	153.9	Nicor
NR056	584703.91	4486981.99	2127	-90	0	465.0	141.7	Nicor
NR057	584181.73	4486969.64	2249	-90	0	505.0	153.9	Nicor
NR058	584101.51	4487068.32	2249	-90	0	705.0	214.9	Nicor
NR059	584217.44	4487003.75	2220	-90	0	505.0	153.9	Nicor
NR060	584181.98	4487048.88	2219	-90	0	505.0	153.9	Nicor
NR061	584055.00	4487439.99	2224	-90	0	625.0	190.5	Nicor
NR062	584733.71	4487687.10	2041	-90	0	485.0	147.8	Nicor
NR063	584574.98	4487759.53	2064	-90	0	285.0	86.9	Nicor
NR064	585394.68	4493719.41	1897	-90	0	500.0	152.4	Nicor
NR065	584453.29	4487803.59	2088	-90	0	405.0	123.4	Nicor
NR066	584639.50	4487689.86	2060	-90	0	350.0	106.7	Nicor
NR067	584639.03	4487737.70	2053	-90	0	342.0	104.2	Nicor
NR068	584577.09	4487723.90	2060	-90	0	345.0	105.2	Nicor
NR069	584647.61	4486957.32	2154	-90	0	405.0	123.4	Nicor
NR070	584666.68	4486909.17	2156	-90	0	405.0	123.4	Nicor
NR071	584664.73	4486859.46	2156	-90	0	405.0	123.4	Nicor
NR072	584053.90	4487394.57	2225	-90	0	205.0	62.5	Nicor
NR073	583998.14	4487412.56	2246	-90	0	245.0	74.7	Nicor
NR074	583924.62	4487625.95	2235	-90	0	605.0	184.4	Nicor
NR075	582554.42	4486542.71	2382	-90	0	145.0	44.2	Nicor
NR076	582524.10	4486569.66	2380	-90	0	290.0	88.4	Nicor
NR077	582462.06	4486656.74	2379	-90	0	265.0	80.8	Nicor
NR078	584665.93	4487050.25	2100	-90	0	405.0	123.4	Nicor
NR079	584501.98	4487390.19	2111	-90	0	470.0	143.3	Nicor
NR080	584500.83	4487423.70	2110	-90	0	350.0	106.7	Nicor
NR081	584498.67	4487463.59	2109	-90	0	250.0	76.2	Nicor
NR082	584046.21	4487361.23	2227	-90	0	350.0	106.7	Nicor
NR083	583961.51	4487379.07	2258	-90	0	300.0	91.4	Nicor
NR084	583955.77	4487413.41	2264	-90	0	400.0	121.9	Nicor
NR085	583959.96	4487475.34	2260	-90	0	450.0	137.2	Nicor
NR086	584399.23	4487412.01	2129	-90	0	260.0	79.2	Nicor

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
NR087	584480.45	4487365.16	2118	-90	0	320.0	97.5	Nicor
NR088	585301.12	4493662.12	1919	-90	0	285.0	86.9	Nicor
NR089	584481.31	4487292.33	2130	-90	0	485.0	147.8	Nicor
NR090	584545.29	4487407.35	2101	-90	0	425.0	129.5	Nicor
NR091	585011.46	4487093.31	2059	-90	0	450.0	137.2	Nicor
NR092	584890.49	4486902.09	2062	-90	0	405.0	123.4	Nicor
NR093	584601.77	4487401.85	2091	-90	0	350.0	106.7	Nicor
NR094	584622.08	4487427.47	2090	-90	0	385.0	117.3	Nicor
NR095	584613.68	4487361.82	2092	-90	0	505.0	153.9	Nicor
NR096	584700.17	4487422.94	2078	-90	0	505.0	153.9	Nicor
NR097	584443.77	4487693.72	2084	-90	0	405.0	123.4	Nicor
NR098	584578.93	4487684.30	2066	-90	0	405.0	123.4	Nicor
NR099	584452.01	4487769.13	2088	-90	0	405.0	123.4	Nicor
NR100	584815.73	4487400.71	2049	-90	0	525.0	160.0	Nicor
NRA01	584662.65	4487386.98	2081	-90	0	595.0	181.4	Nicor
NRA02	584941.27	4487459.12	2033	-90	0	565.0	172.2	Nicor
NRA03	584375.16	4487752.66	2098	-90	0	505.0	153.9	Nicor
NRA04	584375.53	4487692.02	2105	-90	0	605.0	184.4	Nicor
NRA05	584435.64	4487630.80	2095	-90	0	535.0	163.1	Nicor
NRA06	584438.18	4487510.77	2097	-90	0	505.0	153.9	Nicor
NRA07	584566.52	4487451.88	2099	-90	0	335.0	102.1	Nicor
NRA08	584535.87	4487234.69	2106	-90	0	405.0	123.4	Nicor
NRA09	584581.37	4487286.63	2096	-90	0	405.0	123.4	Nicor
NRA10	584064.23	4486885.16	2307	-90	0	505.0	153.9	Nicor
RR_1	583922.96	4485472.72	2313	-90	0	1200.0	365.8	Placer Amex
LT9401	583323.93	4482087.10	2181	-45	90	565.0	172.2	Ramrod
LT9402	583382.78	4482091.08	2201	-45	90	315.0	96.0	Ramrod
LT9403	583322.64	4482089.13	2181	-70	90	435.0	132.6	Ramrod
NC9401	584576.33	4493797.06	1981	-65	270	600.0	182.9	Ramrod
NC9402	584492.83	4493455.89	1951	-60	290	600.0	182.9	Ramrod
RRNB9401	583616.98	4487861.16	2234	-90	0	1480.0	451.1	Ramrod
TO-94_1	584598.38	4488078.58	2099	-90	0	620.0	189.0	Ramrod
TO-94_2	584599.93	4488044.99	2107	-90	0	645.0	196.6	Ramrod
TO-94_3	584568.39	4488075.58	2112	-90	0	645.0	196.6	Ramrod
TO-94_4	584600.30	4488141.57	2092	-90	0	645.0	196.6	Ramrod
TO-94_5	584536.85	4488102.99	2092	-90	0	600.0	182.9	Ramrod
TO-94_6	584537.83	4488044.22	2131	-90	0	640.0	195.1	Ramrod
TO-94_7	584289.44	4487739.39	2115	-90	0	1500.0	457.2	Ramrod
2_1	583079.82	4485841.97	2481	-90	0	2046.5	623.8	Selco
2_2	582889.65	4485841.65	2563	-90	0	540.0	164.6	Selco
2_5	582942.54	4486134.78	2502	-90	0	1437.0	438.0	Selco
2_6a	583132.91	4485136.36	2507	-90	0	997.0	303.9	Selco
2_6b	583132.91	4485136.36	2510	-90	0	215.0	65.5	Selco
2_8	583148.90	4486739.09	2430	-90	0	905.0	275.8	Selco
2_9	582877.22	4486406.18	2473	-90	0	630.0	192.0	Selco
3_11	582023.59	4486556.13	2225	-90	0	460.0	140.2	Selco
3_4	582540.57	4486133.19	2576	-90	0	770.0	234.7	Selco
3_7	582698.25	4486429.83	2457	-90	0	600.0	182.9	Selco
4_1	582407.22	4484132.99	2137	-90	0	1343.0	409.3	Selco
5_1	584749.17	4485672.73	2127	-90	0	957.0	291.7	Selco
LT8901	583237.81	4481925.47	2128	-60	64	430.0	131.1	Westmont
LT8902	583198.96	4482010.18	2129	-45	60	475.0	144.8	Westmont
LT8903	583374.00	4481908.76	2152	-55	62	405.0	123.4	Westmont
LT8904	583352.79	4481939.21	2158	-60	42	435.0	132.6	Westmont
LT8905	583333.93	4481974.86	2161	-60	46	405.0	123.4	Westmont
LT8906	583291.91	4482029.97	2161	-60	50	375.0	114.3	Westmont
LT8907	583205.17	4482059.96	2135	-60	61	550.0	167.6	Westmont
LT8908	583167.75	4481980.74	2115	-60	145	335.0	102.1	Westmont
LT8909	583328.26	4481909.86	2147	-60	44	365.0	111.3	Westmont
WC8901	584087.04	4487476.17	2207	-45	218	260.0	79.2	Westmont
WC8902	584102.25	4487495.91	2206	-60	217	276.0	84.1	Westmont

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
WC8903	584536.35	4487356.91	2109	-90	0	106.0	32.3	Westmont
WC8904	584549.00	4487328.47	2109	-90	0	110.0	33.5	Westmont
WR701	583773.44	4487380.00	2338	-90	0	615.0	187.5	Westmont
WR702	583905.79	4487565.30	2288	-90	0	525.0	160.0	Westmont
WR703	584542.96	4487343.61	2111	-90	0	400.0	121.9	Westmont
WR704	584563.28	4487482.60	2096	-90	0	305.0	93.0	Westmont
WR705	583888.79	4487181.63	2310	-90	0	595.0	181.4	Westmont
WR706	583933.72	4487193.01	2285	-90	0	745.0	227.1	Westmont
WR707	583921.56	4487474.74	2274	-90	0	500.0	152.4	Westmont
WR708	584560.44	4486976.94	2111	-45	90	365.0	111.3	Westmont
WR709	584783.52	4493402.96	1898	-90	0	485.0	147.8	Westmont
WR710	584593.13	4487483.69	2094	-90	0	458.0	139.6	Westmont
WR711	584567.73	4487509.80	2091	-90	0	450.0	137.2	Westmont
WR712	584532.05	4487510.45	2094	-90	0	560.0	170.7	Westmont
WR801	584525.39	4487356.13	2113	-45	270	275.0	83.8	Westmont
WR802	584523.76	4487306.12	2115	-45	270	345.0	105.2	Westmont
WR803	584222.88	4487404.91	2172	-90	0	165.0	50.3	Westmont
WR804	584256.25	4487358.20	2160	-90	0	135.0	41.1	Westmont
WR805	584530.83	4487757.30	2070	-90	0	405.0	123.4	Westmont
WR806	584615.45	4487820.21	2077	-90	0	505.0	153.9	Westmont
WR807	584523.17	4487570.34	2077	-90	0	400.0	121.9	Westmont
WR808	584730.78	4487756.24	2037	-90	0	405.0	123.4	Westmont
WR809	584528.07	4487568.90	2075	-45	270	105.0	32.0	Westmont
WR810	584541.05	4487822.98	2079	-90	0	330.0	100.6	Westmont
WR811	583917.00	4485501.27	2313	-90	0	200.0	61.0	Westmont
WR812	583919.68	4485486.69	2313	-90	0	200.0	61.0	Westmont
WR813	584673.36	4487820.53	2061	-90	0	370.0	112.8	Westmont
WR8815	584532.08	4487357.46	2109	-45	264	395.0	120.4	Westmont
WR8816	584546.73	4487298.87	2110	-45	270	380.0	115.8	Westmont
WR8817	584537.31	4487259.10	2106	-45	270	380.0	115.8	Westmont
WR8818	584558.20	4487419.44	2099	-45	270	295.0	89.9	Westmont
WR8819	584543.12	4487504.53	2095	-57	270	355.0	108.2	Westmont
WR8820	584529.84	4487572.28	2074	-55	270	395.0	120.4	Westmont
WR8821	584567.32	4487572.88	2072	-90	0	385.0	117.3	Westmont
WR8822	584539.44	4487354.52	2109	-90	0	165.0	50.3	Westmont
WR8823	584549.02	4487326.95	2109	-90	0	145.0	44.2	Westmont
WR8824	584523.17	4487380.47	2110	-90	0	205.0	62.5	Westmont
WR8901	584322.70	4486882.91	2168	-90	0	435.0	132.6	Westmont
WR8902	584313.07	4487008.02	2171	-90	0	160.0	48.8	Westmont
WR8903	584316.53	4486945.30	2174	-90	0	425.0	129.5	Westmont
WR8904	584289.62	4486931.45	2192	-45	178	465.0	141.7	Westmont
WR8905	584280.41	4486954.16	2191	-60	232	485.0	147.8	Westmont
WR8906	584279.91	4487004.13	2185	-60	272	165.0	50.3	Westmont
WR8907	584601.34	4487883.38	2094	-90	0	460.0	140.2	Westmont
WR8908	584470.95	4487386.94	2117	-90	0	280.0	85.3	Westmont
WR8909	584450.55	4487291.22	2134	-90	0	240.0	73.2	Westmont
WR8910	584448.22	4487321.67	2135	-90	0	200.0	61.0	Westmont
WR8911	584480.22	4487322.48	2128	-90	0	200.0	61.0	Westmont
WR8912	584551.42	4487386.41	2104	-90	0	200.0	61.0	Westmont
WR8913	584679.01	4487886.15	2060	-90	0	450.0	137.2	Westmont
WR8914	584544.08	4487880.32	2097	-90	0	478.0	145.7	Westmont
WR8916	583832.55	4487665.91	2223	-90	0	780.0	237.7	Westmont
WR9001	584519.06	4488495.99	2044	-45	270	600.0	182.9	Westmont
WR9002	584513.43	4488125.24	2104	-60	270	365.0	111.3	Westmont
WR9003	584546.26	4487688.66	2070	-45	270	235.0	71.6	Westmont
WR9004	584572.86	4487952.00	2118	-90	0	525.0	160.0	Westmont
WR9005	584412.99	4488597.95	2030	-45	270	510.0	155.4	Westmont
WR9006	583580.49	4485561.08	2405	-70	250	300.0	91.4	Westmont
WR9008	581685.95	4493017.58	1899	-45	270	400.0	121.9	Westmont
WR9101	583398.64	4481207.58	2090	-65	90	405.0	123.4	Westmont
WR9102	583441.54	4481209.65	2104	-45	90	275.0	83.8	Westmont

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
WR9106	584539.36	4488012.82	2134	-90	0	595.0	181.4	Westmont
WR9107	584537.70	4488125.55	2103	-90	0	575.0	175.3	Westmont
WR9108	584538.08	4488242.90	2071	-90	0	205.0	62.5	Westmont
WR9109	584846.91	4488418.85	2066	-90	0	100.0	30.5	Westmont
WR9201	584479.67	4488013.23	2142	-90	0	690.0	210.3	Westmont
WR9202	584662.89	4488016.64	2080	-50	270	615.0	187.5	Westmont
WR9203	584665.94	4488016.69	2080	-90	0	395.0	120.4	Westmont
WR9204	584527.81	4488078.47	2120	-90	0	690.0	210.3	Westmont
WR9205	584569.66	4488046.13	2117	-90	0	630.0	192.0	Westmont
WR9206	584512.58	4487982.23	2134	-90	0	670.0	204.2	Westmont
WR9207	584572.04	4487985.03	2124	-90	0	590.0	179.8	Westmont


COMPANY
Selco
El Paso/LLE
Placer Amex
AMAX
Homestake
Nicor
Westmont
Ramrod
Mirandor
Newmont
Kinross
Manhattan Mining Company
Gold Standard Ventures
Target Areas
Railroad Project Boundary
Detail Maps
RRN12-01
North Ridge Target
North Bullion Target
Railroad Fault Target
North Bullion and Railroad Zones
South Bullion Target
Central Bullion
Lee Canyon Target
Central Bullion Zone
LT Target
0
2,500
5,000
Feet

APPENDIX 4
Historic Drill Hole Summary Intercepts Railroad Project

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
AR_7	37	135	0.110	98	Galey, 1983
BDH04	155	185	0.050	30	Galey, 1983
BDH05	7	50	0.046	43	Galey, 1983
BDH08	30	50	0.025	20	Galey, 1983
BDH11	30	60	0.024	30	Galey, 1983
	85	100	0.035	15	Galey, 1983
BDH14	85	115	0.047	30	Galey, 1983
BDH15	50	85	0.047	35	Galey, 1983
BDH16	15	25	0.027	10	Galey, 1983
	105	115	0.034	10	Galey, 1983
BDH17	25	30	0.032	5	Galey, 1983
NR008	95	100	0.020	5	Kuhl, 1985
NR017	40	100	0.036	60	Kuhl, 1985
NR018	0	5	0.021	5	Kuhl, 1985
NR019	40	220	0.096	180	Kuhl, 1985
NR027	90	210	0.169	120	Kuhl, 1985
NR028	130	240	0.069	110	Kuhl, 1985
NR030	20	165	0.113	145	Kuhl, 1985
NR031	120	130	0.048	10	Kuhl, 1985
	155	170	0.036	15	Kuhl, 1985
NR033	120	135	0.027	15	Kuhl, 1985
NR034	260	280	0.041	20	Kuhl, 1985
NR035	290	330	0.069	40	Kuhl, 1985
NR036	435	475	0.022	40	Kuhl, 1985
NR042	185	315	0.107	130	Kuhl, 1985
NR043	195	210	0.031	15	Kuhl, 1985
NR044	35	130	0.075	95	Kuhl, 1985
NR045	135	150	0.022	15	Kuhl, 1985
NR050	115	150	0.024	35	Kuhl, 1985
NR052	95	100	0.024	5	Kuhl, 1985
NR053	50	55	0.022	5	Kuhl, 1985
NR055	105	125	0.028	20	Kuhl, 1985
NR057	200	205	0.025	5	Kuhl, 1985
NR059	180	185	0.025	5	Kuhl, 1985
NR060	170	175	0.020	5	Kuhl, 1985
NR061	50	165	0.053	115	Kuhl, 1985
NR063	90	125	0.006	35	Kuhl, 1985
NR069	15	35	0.036	20	Kuhl, 1985
	60	70	0.023	10	Kuhl, 1985
NR070	65	70	0.024	5	Kuhl, 1985
NR072	30	50	0.038	20	Kuhl, 1985
NR073	5	15	0.037	10	Kuhl, 1985
NR079	10	40	0.015	30	Digital Dataset
	70	235	0.014	165	Digital Dataset
NR081	115	140	0.013	25	Digital Dataset
NR085	315	380	0.013	65	Digital Dataset
NR087	5	90	0.015	85	Digital Dataset
	125	240	0.014	115	Digital Dataset

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
NR089	10	125	0.011	115	Digital Dataset
	245	265	0.010	20	Digital Dataset
NR090	0	190	0.013	190	Digital Dataset
NR093	90	150	0.021	60	Digital Dataset
NR094	290	320	0.021	30	Digital Dataset
NR097	200	405	0.010	205	Digital Dataset
NR098	40	60	0.010	20	Digital Dataset
WR703	20	60	0.026	40	Kuhl, 1988
	100	120	0.020	20	Kuhl, 1988
WR704	160	200	0.046	40	Kuhl, 1988
WR801	0	180	0.052	180	Kuhl, 1989
	55	120	0.086	65	Kuhl, 1989
WR802	45	120	0.029	75	Kuhl, 1989
	250	265	0.017	15	Kuhl, 1989
WR803	130	155	0.011	25	Kuhl, 1989
WR804	100	135	0.018	35	Kuhl, 1989
WR805	140	145	0.057	5	Kuhl, 1989
	190	205	0.018	15	Kuhl, 1989
WR806	150	180	0.022	30	Kuhl, 1989
WR807	245	255	0.027	10	Kuhl, 1989
	320	345	0.016	25	Kuhl, 1989
	390	400	0.017	10	Kuhl, 1989
WR810	220	230	0.012	10	Kuhl, 1989
WR813	50	80	0.016	30	Kuhl, 1989
WR8815	20	75	0.086	55	Kuhl, 1989
	75	90	0.019	15	Kuhl, 1989
	110	150	0.019	40	Kuhl, 1989
	225	265	0.016	40	Kuhl, 1989
WR8816	15	60	0.035	45	Kuhl, 1989
WR8817	135	150	0.018	15	Kuhl, 1989
WR8818	80	95	0.016	15	Kuhl, 1989
	115	150	0.017	35	Kuhl, 1989
WR8820	265	285	0.015	20	Kuhl, 1989
WR8821	265	315	0.014	50	Kuhl, 1989
WR8822	20	55	0.053	35	Kuhl, 1989
	45	100	0.017	55	Kuhl, 1989
WR8823	30	95	0.022	65	Kuhl, 1989
WR8824	0	80	0.069	80	Kuhl, 1989
	80	130	0.015	50	Kuhl, 1989
	185	200	0.017	15	Kuhl, 1989
WR8901	295	305	0.011	10	Kuhl, 1990
WR8902	70	85	0.058	15	Kuhl, 1990
WR8903	15	25	0.026	10	Kuhl, 1990
WR8904	35	45	0.022	10	Kuhl, 1990
WR8905	50	85	0.039	35	Kuhl, 1990
WR8906	0	25	0.014	25	Kuhl, 1990
WR8907	285	305	0.110	20	Kuhl, 1990
WR8908	120	140	0.029	20	Kuhl, 1990
	155	190	0.033	35	Kuhl, 1990

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
WR8909	55	60	0.054	5	Kuhl, 1990
WR8911	35	55	0.010	20	Kuhl, 1990
	75	140	0.017	65	Kuhl, 1990
WR8912	20	85	0.074	65	Kuhl, 1990
WR8916	460	465	0.021	5	Kuhl, 1990
NR-40	430	505	0.039	75	Kuhl, 1990
WC8901	87.0	127.5	0.067	40.5	Kuhl, 1990
	127.5	196.5	0.180	69	Kuhl, 1990
	196.5	212.5	0.030	16	Kuhl, 1990
WC8902	97.4	145.4	0.032	48	Kuhl, 1990
	145.4	222.3	0.040	76.9	Kuhl, 1990
	222.3	241.6	0.108	19.3	Kuhl, 1990
WC8903	31.7	59.8	0.032	28.1	Kuhl, 1990
	87.5	91.0	0.090	3.5	Kuhl, 1990
WC8904	77.4	84.1	0.028	6.7	Kuhl, 1990
LT8904	245.0	255.0	0.016	10	Kuhl, 1990
LT8905	260.0	265	0.012	5	Kuhl, 1990
WR9003	120.0	160	0.006	40	Nordquist, 1990
WR9004	285	315	0.005	30	Nordquist, 1990
	405.0	450	0.007	45	Nordquist, 1990
WR9006	55.0	60	0.025	5	Nordquist, 1990
WR9007	55.0	65	0.015	10	Nordquist, 1990
WR9101	220.0	245	0.004	25	Nordquist, 1992
	300.0	405	0.005	105	Nordquist, 1992
	340.0	365	0.009	25	Nordquist, 1992
WR9102	75.0	115	0.008	40	Nordquist, 1992
	205.0	250	0.010	45	Nordquist, 1992
WR9103	155.0	490	0.007	335	Nordquist, 1992
	225.0	250	0.011	25	Nordquist, 1992
	395.0	455	0.012	60	Nordquist, 1992
WR9104	185.0	260	0.013	75	Nordquist, 1992
	205.0	225	0.022	20	Nordquist, 1992
WR9105	500.0	570	0.018	70	Nordquist, 1992
	500.0	535	0.022	35	Nordquist, 1992
WR9106	340.0	400	0.004	60	Nordquist, 1992
	420.0	595	0.021	175	Nordquist, 1992
	520.0	595	0.040	75	Nordquist, 1992
	530.0	550	0.060	20	Nordquist, 1992
	580.0	595	0.069	15	Nordquist, 1992
WR9107	330.0	370	0.007	40	Nordquist, 1992
WR9201	550.0	585	0.005	35	Nordquist, 1993
WR9202	250.0	405	0.013	155	Nordquist, 1993
	265.0	315	0.020	50	Nordquist, 1993
	265.0	275	0.051	10	Nordquist, 1993
WR9203	240.0	310	0.009	70	Nordquist, 1993
	290.0	305	0.025	15	Nordquist, 1993
WR9204	355.0	385	0.012	30	Nordquist, 1993
WR9205	325.0	600	0.014	275	Nordquist, 1993
	405.0	485	0.034	80	Nordquist, 1993

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
	440.0	485	0.047	45	Nordquist, 1993
	440.0	450	0.090	10	Nordquist, 1993
	465.0	485	0.041	20	Nordquist, 1993
WR9206	305.0	325	0.014	20	Nordquist, 1993
	380.0	400	0.009	20	Nordquist, 1993
	505.0	535	0.010	30	Nordquist, 1993
WR9207	325.0	345	0.030	20	Nordquist, 1993
	455.0	500	0.010	45	Nordquist, 1993
TO 94_1	335.0	445	0.003	110	Nordquist, 1995
TO 94_2	335.0	645	0.007	310	Nordquist, 1995
	380.0	420	0.029	40	Nordquist, 1995
	400.0	420	0.043	20	Nordquist, 1995
TO 94_3	430.0	565	0.004	135	Nordquist, 1995
	580.0	625	0.003	45	Nordquist, 1995
TO 94_4	385.0	430	0.007	45	Nordquist, 1995
TO 94_5	355.0	370	0.006	15	Nordquist, 1995
	385.0	415	0.010	30	Nordquist, 1995
LT9401	135	310	0.003	175	Nordquist, 1995
LT9402	45	200	0.011	155	Nordquist, 1995
	50	60	0.021	10	Nordquist, 1995
	115	170	0.027	55	Nordquist, 1995
	130	150	0.047	20	Nordquist, 1995
LT9403	365	435	0.002	70	Nordquist, 1995
	400	410	0.008	10	Nordquist, 1995
TO 94_6	435	640	0.006	205	Nordquist, 1995
	450	460	0.011	10	Nordquist, 1995
	525	540	0.017	15	Nordquist, 1995
EMRR_9601	85	140	0.013	55	Digital Dataset
	220	265	0.010	45	Digital Dataset
EMRR_9602	60	270	0.065	210	Digital Dataset
	100	110	0.105	10	Digital Dataset
	200	235	0.150	35	Digital Dataset
EMRR_9603	195	360	0.067	165	Digital Dataset
	235	270	0.200	35	Digital Dataset
EMRR_9703	120	160	0.003	40	1997 Mirandor Assay Certificates
EMRR_9713	375	395	0.022	20	1997 Mirandor Assay Certificates
EMRR_9718	335	360	0.012	25	1997 Mirandor Assay Certificates
	490	530	0.007	40	1997 Mirandor Assay Certificates
EMRR_9719	235	250	0.010	15	1997 Mirandor Assay Certificates
EMRR_9721	120	380	0.046	260	1997 Mirandor Assay Certificates
	120	285	0.059	165	1997 Mirandor Assay Certificates
	145	175	0.047	30	1997 Mirandor Assay Certificates
	205	260	0.105	55	1997 Mirandor Assay Certificates
EMRR_9722	15	85	0.111	70	1997 Mirandor Assay Certificates
	30	75	0.164	45	1997 Mirandor Assay Certificates
	55	75	0.236	20	1997 Mirandor Assay Certificates
EMR_9723	0	50	0.008	50	1997 Mirandor Assay Certificates
EMR_9724	75	155	0.089	80	1997 Mirandor Assay Certificates
	90	100	0.637	10	1997 Mirandor Assay Certificates

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
	85	90	1.150	5	1997 Mirandor Assay Certificates
EMRR_9725	90	110	0.021	20	1997 Mirandor Assay Certificates
EMRR_9731	35	85	0.006	50	1997 Mirandor Assay Certificates
	100	140	0.004	40	1997 Mirandor Assay Certificates
EMRR_9733	145	170	0.034	25	1997 Mirandor Assay Certificates
EMRR_9742	275	325	0.006	50	1997 Mirandor Assay Certificates
	275	290	0.012	15	1997 Mirandor Assay Certificates
EMRR_9743	85	245	0.016	160	1997 Mirandor Assay Certificates
	90	140	0.032	50	1997 Mirandor Assay Certificates
	230	245	0.022	15	1997 Mirandor Assay Certificates
EMRR_9744	60	65	0.172	5	1997 Mirandor Assay Certificates
	260	295	0.012	35	1997 Mirandor Assay Certificates
EMRR_9747	465	525	0.014	60	1997 Mirandor Assay Certificates
EMRR_9750	75	150	0.080	75	1997 Mirandor Assay Certificates
	95	135	0.130	40	1997 Mirandor Assay Certificates
	115	120	0.240	5	1997 Mirandor Assay Certificates
EMRR_9752	135	175	0.003	40	1997 Mirandor Assay Certificates
K98_18	15	45	0.036	30	Cupp, 1998
K98_26	45	80	0.237	35	Cupp, 1998
	50	55	0.833	5	Cupp, 1998
	55	60	0.412	5	Cupp, 1998
K98_27	75	160	0.082	85	Cupp, 1998
	95	115	0.223	20	Cupp, 1998
K98_30	90	170	0.046	80	Cupp, 1998
	125	145	0.077	20	Cupp, 1998
K98_31	90	115	0.020	25	Cupp, 1998
K98_32	205	240	0.035	35	Cupp, 1998
	230	235	0.115	5	Cupp, 1998
K98_36	145	245	0.039	100	Cupp, 1998
	150	170	0.102	20	Cupp, 1998
K98_37	265	370	0.121	105	Cupp, 1998
	290	300	0.545	10	Cupp, 1998
K98_40	305	345	0.029	40	Cupp, 1998
K98_49	855	925	0.108	70	Cupp, 1998
	880	885	0.387	5	Cupp, 1998
K98_55	375	455	0.076	80	Cupp, 1998
	375	390	0.210	15	Cupp, 1998
K99_7	585	625	0.019	40	Cupp, 1999
K99_9	5	20	0.062	15	Cupp, 1999
K99_16	335	355	0.020	20	Cupp, 1999
K99_17	565	620	0.021	55	Cupp, 1999
	705	720	0.017	15	Cupp, 1999
	725	740	0.020	15	Cupp, 1999
K99_19	610	620	0.026	10	Cupp, 1999
	1205	1215	0.018	10	Cupp, 1999

APPENDIX 5

Assay Certificates for 2013 Pinion Rock and Core Sampling

ALS Minerals
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 1
Finalized Date: 14- MAR- 2014
Account: TTB

CERTIFICATE VA14034308

Project: Gold Std Ventures- Pinon Prop.
P.O. No.: 99857
This report is for 5 Rock samples submitted to our lab in Vancouver, BC, Canada on 6- MAR- 2014.

The following have access to data associated with this certificate:

MIKE DUFRESNE	ANDREW TURNER	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI- 21	Received Sample Weight
LOG- 22	Sample login - Rcd w/o BarCode
CRU- QC	Crushing QC Test
PUL- QC	Pulverizing QC Test
CRU- 31	Fine crushing - 70% <2mm
SPL- 21	Split sample - riffle splitter
PUL- 31	Pulverize split to 85% <75 um

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME- ICP61	33 element four acid ICP- AES	ICP- AES
Au- AA25	Ore Grade Au 30g FA AA finish	AAS

To: APEX GEOSCIENCE LTD.
ATTN: ANDREW TURNER
200- 9797 45 AVE
EDMONTON AB T6E 5V8

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

***** See Appendix Page for comments regarding this certificate *****

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - A
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method	WEI-21	Au-AA25	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
	Analyte	Recvd Wt.	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm
	LOR	0.02	0.01	0.5	0.01	5	10	0.5	2	0.01	0.5	1	1	1	0.01	10
13ATP001		1.14	0.17	5.1	1.36	203	7620	0.7	2	0.05	<0.5	2	32	34	1.00	<10
13ATP002		1.08	0.48	5.8	1.54	345	4750	0.6	3	0.05	0.7	1	37	17	1.37	<10
13ATP003		1.14	0.63	17.5	0.67	159	3450	<0.5	2	0.09	<0.5	2	19	12	0.72	<10
13ATP004		0.80	2.33	16.9	0.74	482	5360	0.5	<2	8.47	0.5	<1	19	9	1.54	<10
13ATP005		1.94	7.64	12.1	0.24	346	4260	<0.5	4	0.05	<0.5	1	17	6	0.84	<10

***** See Appendix Page for comments regarding this certificate *****

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - B
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61	ME- ICP61
	Analyte	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th	Ti
	Units	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
	LOR	0.01	10	0.01	5	1	0.01	1	10	2	0.01	5	1	1	20	0.01
13ATP001		0.48	10	0.06	42	1	<0.01	6	100	2	0.24	34	2	148	<20	0.07
13ATP002		0.43	10	0.07	32	5	<0.01	13	190	6	0.15	72	2	202	<20	0.07
13ATP003		0.18	10	0.03	32	4	<0.01	7	400	2	0.14	64	1	1140	<20	0.03
13ATP004		0.10	<10	0.04	93	7	<0.01	6	210	4	0.15	80	<1	90	<20	0.01
13ATP005		0.05	<10	0.01	24	3	<0.01	3	60	<2	0.14	1825	<1	688	<20	0.01

***** See Appendix Page for comments regarding this certificate *****

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - C
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method Analyte Units LOR	ME- ICP61 Tl ppm 10	ME- ICP61 U ppm 10	ME- ICP61 V ppm 1	ME- ICP61 W ppm 10	ME- ICP61 Zn ppm 2
13ATP001		<10	<10	33	<10	12
13ATP002		<10	<10	52	<10	86
13ATP003		10	<10	23	<10	18
13ATP004		<10	<10	14	<10	97
13ATP005		10	<10	4	<10	23

***** See Appendix Page for comments regarding this certificate *****

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: Appendix 1
Total # Appendix Pages: 1
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

	CERTIFICATE COMMENTS			
	LABORATORY ADDRESSES			
	Processed at ALS Vancouver located at 2103 Dollarton Hwy, North Vancouver, BC, Canada.			
Applies to Method:	Au- AA25	CRU- 31	CRU- QC	LOG- 22
	ME- ICP61	PUL- 31	PUL- QC	SPL- 21
	WEI- 21			

APPENDIX 6

Additional Standard Reference Graphs


Standard MEG-Au.10.02
Assay Values (ppm Au)
0.05
0.045
0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
0
50
100
150
200
Assay Results
Standard MEG-Au.10.02
(0.036 +/- 0.008 ppm Au)
n=217
n outside 2SD = 2 (0.9%)


Standard MEG-Au.10.04
Assay Values (ppm Au)
0.12
0.1
0.08
0.06
0.04
0.02
0
Standard MEG-Au.10.04
(0.079 +/- 0.012 ppm Au)
n=213
n outside 2SD = 7 (3.3%)
0
50
100
150
200
Assay Results


Standard MEG-Au.09.02
Assay Values (ppm Au)
0.24
0.22
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Standard MEG-Au.09.02
(0.184 +/- 0.038 ppm Au)
n=13
n outside 2SD = 0
0
2
4
6
8
10
12
14
Assay Results


Standard MEG-Au.11.15
Assay Values (ppm Au)
Assay Results
Standard MEG-Au.11.15
(3.445 +/- 0.266 ppm Au)
n=28
n outside 2SD = 10 (35.7%)


Standard MEG-Au.11.29
Assay Values (ppm Au)
Assay Results
Standard MEG-Au.11.29
(3.651 +/- 0.638 ppm Au)
n=78
n outside 2SD = 5 (6.4%)